CapitaLand

RECEIVED

2004 NOV 15 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

4 November 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

04046151

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 October 2004 till 31 October 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED

NOV 17 2004

FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2004/adrltr-oct.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited – "Date of release of 2004 3rd quarter financial results"	6 October 2004	For Public Relations Purposes
Announcement by Australand Property Group – "DRP price for September quarter distribution"	8 October 2004	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Date of release of 2004 3rd quarter financial Results"	12 October 2004	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "(1) 2004 third quarter financial statement announcement; and (2) CCT 3Q2004 distributable income exceeds forecast by 11%"	13 October 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, Natrolite Pte. Ltd."	15 October 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "CapitaLand Retail Limited and CapitaLand Commercial and Integrated Development Limited"	18 October 2004	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Date of release of third quarter 2004 financial results"	19 October 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Announcement by associated company – Huaxia Swissôtel Management Co. Ltd"	19 October 2004	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "(1) 2004 third quarter unaudited financial statement and distribution announcement; and (2) CMT 3Q04 distributable income exceeds forecast by 4.1%"	19 October 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Shanghai Xin Qing Property Development Co., Ltd – Company in members' voluntary liquidation"	21 October 2004	SESTL Listing Manual
Announcement by Raffles Holdings Limited – "Date of release of 3rd quarter financial results announcement"	21 October 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of third quarter 2004 financial results"	22 October 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Establishment of wholly-owned subsidiary, Mezzo Management Pte Ltd"	22 October 2004	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Ascott opens luxury-tier serviced residence in Bangkok CBD"	22 October 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Joint Venture in India"	25 October 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Interest on convertible bonds due 2007"	25 October 2004	SESTL Listing Manual
Announcement by Australand Property Group – "Results for nine months to 30 September 2004"	25 October 2004	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(1) Unaudited results for the period ended 30 September 2004 and (2) Ascott's third quarter profit jumps 300 per cent to S$28.9 million"	26 October 2004	For Public Relations Purposes
Announcement and news release by Raffles Holdings Limited – "(1) Third quarter financial statement and (2) Raffles Holdings achieved a net profit attributable to shareholders of S$24.0 million for YTD September 2004"	28 October 2004	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand's profit after tax increases 7% to S$73.8 million"	29 October 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "2004 third quarter financial statements announcement"	29 October 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "9 months to Sep 2004 results presentation"	29 October 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Capital reduction by subsidiaries"	29 October 2004	SESTL Listing Manual

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF 2004 3RD QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.

CCT annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 06/10/2004 to the SGX

MASNET No. 26 OF 06.10.2004
Announcement No. 26

CAPITACOMMERCIAL TRUST (REG. NO. 200309059W)

Date of Release of 2004 3rd Quarter Financial Results

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the 3rd quarter ended 30 September 2004 on Wednesday, 13 October 2004.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)

Jessica Lum
Company Secretary
6 October 2004

Submitted by Jessica Lum, Company Secretary, CapitaCommercial Trust Management Limited (as manager of CapitaCommercial Trust) on 06/10/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "DRP PRICE FOR SEPTEMBER QUARTER DISTRIBUTION"

CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.

APG Annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 08/10/2004 to the SGX

ASX ANNOUNCEMENT

8 October 2004

DRP PRICE FOR SEPTEMBER QUARTER DISTRIBUTION

Australand Property Group today announced that for the September 2004 quarter interim distribution of 4 cents payable on 15 November 2004, stapled securities would be issued to participants in the Distribution Reinvestment Plan (DRP) at a price of **$1.80** per stapled security.

This has been calculated as a 2.5% discount from the weighted average of all sales of Australand Property Group stapled securities sold on the Australian Stock Exchange during the five trading days following the record date for the distribution, being 30 September 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "DATE OF RELEASE OF 2004 3RD QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.

CMT annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 12/10/2004 to the SGX

MASNET No. 29 OF 12.10.2004
Announcement No. 52

CAPITAMALL TRUST (REG. NO. 200106159R)

DATE OF RELEASE OF 2004 3RD QUARTER FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the 3rd quarter ended 30 September 2004 on Tuesday, 19 October 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
12 October 2004

Submitted by Jessica Lum, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 12/10/2004 to the SGX

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED – "(1) 2004 THIRD QUARTER FINANCIAL STATEMENT ANNOUNCEMENT; AND (2) CCT 3Q2004 DISTRIBUTABLE INCOME EXCEEDS FORECAST BY 11%"

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), as manager of CapitaCommercial Trust, has today issued an announcement and a news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 13/10/2004 to the SGX

CapitaCommercial Trust

Embargoed for release till 5.00 pm, 13 October 2004

CAPITACOMMERCIAL TRUST
2004 THIRD QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Introductory Document, please refer to paragraph 9 of this announcement.

Summary of CCT Results
(15 May 2004 to 30 September 2004)

	Actual	Forecast	Variance	
			Amount	%
Gross Revenue (S$'000)	41,060	40,098	962	2.4%
Net Property Income (S$'000)	30,047	28,367	1,680	5.9%
Distributable Income to Unitholders (S$'000)	20,089	18,105	1,984	11.0%
Distribution Per Unit (cents)				
For the period 15 May 2004 to 30 Sep 2004	2.39¢	2.16¢	0.23¢	11.0%
Annualised	6.30¢	5.68¢	0.62¢	11.0%

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (previously known as Bermuda Trust (Singapore) Limited) (as trustee of CCT). CCT's first financial period is from the date of its inception ie. 6 February 2004 to 31 December 2004.

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies were subsequently liquidated and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units in CCT ("Units") were directly or indirectly held by CapitaLand Limited up to and including 14 May 2004 (the "Private Trust"). On 15 May 2004, CapitaLand Limited distributed approximately 60% of the Units in specie to its shareholders (the "Public Trust"). On 14 May 2004, CCT distributed its distributable income for the period from 6 February 2004 to 14 May 2004 to the companies in the CapitaLand Group that together held 100% of the Units. CCT's distributable income from 15 May 2004 to the end of the current distribution period (31 December 2004) will be distributed to all the unitholders, including all the companies in the CapitaLand Group that continue to hold Units, on or before 28 February 2005. From 1 January 2005, CCT will make distributions to its unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

All the Units have been listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT has been granted tax transparency. Therefore income which is distributed is not taxed at CCT level. Qualifying unitholders and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. For the qualifying unitholders, gross distribution will be made and they will subsequently be taxed on the distributions at their applicable income tax rates. Individuals are exempt from tax on CCT's distributions unless such distributions are derived through a partnership in Singapore or from the carrying on of a trade, business or profession. Distributions made to all the other unitholders will be subjected to tax deducted at source at the prevailing corporate tax rate, currently 20%. This tax deducted can be used to offset against their Singapore income tax liabilities. Also, to qualify for tax transparency, CCT must distribute at least 90% of its taxable income. As stated in the Introductory Document dated 16 March 2004 (the "Introductory Document"), CCT will distribute 95% of its taxable income to unitholders up to 31 December 2005.

CCT's first financial period is from 6 February 2004 to 31 December 2004 and the prior period comparatives are based on the pro forma financial information as stated in CCT's Introductory Document.

1(a)(i) **Statement of Total Return (YTD September 2004 vs YTD September 2003)**

(For a review of the performance, please refer to paragraph 8(a)(i) on page 14)

	Actual (6/2/04 to 30/9/04) [1] S$'000	**Pro Forma** (1/3/03 to 30/9/03) [2] S$'000	Increase / (Decrease) %
Statement of Total Return			
Gross rental income	55,165	62,276	(11.4)
Car park income	5,245	5,051	3.8
Other income	2,409	2,639	(8.7)
Gross revenue	**62,819**	**69,966**	**(10.2)**
Property management fees	(1,405)	(1,709)	(17.8)
Property tax	(4,872)	(2,641)	84.5
Other property operating expenses [3]	(11,154)	(10,344)	7.8
Property operating expenses	**(17,431)**	**(14,694)**	**18.6**
Net property income	**45,388**	**55,272**	**(17.9)**
Interest income	48	35	37.1
Manager's management fees	(3,144)	(3,551)	(11.5)
Trust expenses	(1,480)	(1,900)	(22.1)
Borrowing costs	(8,031)	(8,594)	(6.6)
Non-operating expenditure [4]	(2,687)	-	Nm
Net investment income before tax	**30,094**	**41,262**	**(27.1)**
Income tax [5]	(2,551)	(459)	455.8
Net investment income after tax	**27,543**	**40,803**	**(32.5)**

Distribution Statement

Net investment income before tax	**30,094**	**41,262**	**(27.1)**
Net effect of non-tax deductible/(chargeable) items [6]	2,749	442	521.9
Taxable income available for distribution to unitholders	**32,843**	**41,704**	**(21.2)**
Distributable income to unitholders [7]	**29,361**	**39,619**	**(25.9)**

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 7 month period from 1 March 2004 to 30 September 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 7.

(2) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document dated 16 March 2004 and pro-rated equally for 7 months to correspond to the period from 1 March 2003 to 30 September 2003.

(3) Included as part of the other property operating expenses are the following:

	Actual (6/2/04 to 30/9/04) S$'000	**Pro Forma** (1/3/03 to 30/9/03) S$'000	Increase / (Decrease) %
Depreciation	89	92	(3.3)
Allowance for doubtful debts and bad debts written off	5	(20)	(125.0)
Asset written off	-	220	(100.0)

(4) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(5) The actual YTD September 2004 income tax provision is based on 100% of taxable income for the period of 6 February 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 30 September 2004 (Public Trust). Income tax for pro forma YTD September 2003 was prepared on the basis that tax transparency applies ie. income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period.

(6) Included in the net effect of non-tax deductible/(chargeable) items are the following:

	Actual (6/2/04 to 30/9/04) S$'000	**Pro Forma** (1/3/03 to 30/9/03) S$'000	Increase / (Decrease) %
Trustee's fees	156	150	4.0
Write-off of stamp duty paid for transfer of the property companies	2,687	-	Nm
Temporary differences and other adjustments	(94)	292	(132.2)
Total	2,749	442	521.9

(7) The distributable income to unitholders for the period after the distribution in specie ie. 15 May 2004 is based on 95% of the taxable income available for distribution to unitholders.

Nm – not meaningful

1(a)(ii) **Statement of Total Return (3Q 2004 vs 3Q 2003)**

(For a review of the performance, please refer to paragraph 8(a)(ii) on page 16)

	Actual (1/7/04 to 30/9/04) S$'000	**Pro Forma** (1/7/03 to 30/9/03) [1] S$'000	Increase / (Decrease) %
<u>Statement of Total Return</u>			
Gross rental income	23,962	26,690	(10.2)
Car park income	2,297	2,165	6.1
Other income	955	1,131	(15.6)
Gross revenue	**27,214**	**29,986**	**(9.2)**
Property management fees	(620)	(733)	(15.4)
Property tax	(2,090)	(1,132)	84.6
Other property operating expenses [2]	(4,538)	(4,433)	2.4
Property operating expenses	**(7,248)**	**(6,298)**	**15.1**
Net property income	**19,966**	**23,688**	**(15.7)**
Interest income	38	15	153.3
Manager's management fees	(1,358)	(1,522)	(10.8)
Trust expenses	(672)	(814)	(17.4)
Borrowing costs	(3,713)	(3,683)	0.8
Net investment income before tax	**14,261**	**17,684**	**(19.4)**
Income tax	(142)	(197)	(27.9)
Net investment income after tax	**14,119**	**17,487**	**(19.3)**
<u>Distribution Statement</u>			
Net investment income before tax	**14,261**	**17,684**	**(19.4)**
Net effect of non-tax deductible/(chargeable) items [3]	(77)	189	(140.7)
Taxable income available for distribution to unitholders	**14,184**	**17,873**	**(20.6)**
Distributable income to unitholders [4]	**13,475**	**16,979**	**(20.6)**

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document dated 16 March 2004 and pro-rated equally for the 3 month period.

(2) Included as part of the other property operating expenses are the following:

	Actual (1/7/04 to 30/9/04) S$'000	**Pro Forma** (1/7/03 to 30/9/03) S$'000	Increase / (Decrease) %
Depreciation	40	40	-
Allowance for doubtful debts and bad debts written off	5	(9)	(155.6)
Asset written off	-	94	(100.0)

(3) Included in the net effect of non-tax deductible/(chargeable)items are the following:

	Actual (1/7/04 to 30/9/04) S$'000	**Pro Forma** (1/7/03 to 30/9/03) S$'000	Increase / (Decrease) %
Trustee's fees	66	64	3.1
Temporary differences and other adjustments	(143)	125	(214.4)
Total	(77)	189	(140.7)

(4) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

Nm – not meaningful

1(a)(iii) **Statement of Total Returns – Breakdown between Private Trust and Public Trust Period**

	Private Trust (6/2/04 to 14/5/04) [1] S$'000	**Public Trust** (15/5/04 to 30/9/04) S$'000	**Actual** (6/2/04 to 30/9/04) S$'000
Profit & loss Statement			
Gross rental income	19,073	36,092	55,165
Car park income	1,826	3,419	5,245
Other income	860	1,549	2,409
Gross revenue	**21,759**	**41,060**	**62,819**
Property management fees	(475)	(930)	(1,405)
Property tax	(1,684)	(3,188)	(4,872)
Other property operating expenses	(4,259)	(6,895)	(11,154)
Property operating expenses	**(6,418)**	**(11,013)**	**(17,431)**
Net property income	**15,341**	**30,047**	**45,388**
Interest income	5	43	48
Manager's management fees	(1,121)	(2,023)	(3,144)
Trust expenses	(135)	(1,345)	(1,480)
Non-operating expenditure	(2,687)	-	(2,687)
Borrowing costs	(2,478)	(5,553)	(8,031)
Net investment income before tax	**8,925**	**21,169**	**30,094**
Income tax	(2,339)	(212)	(2,551)
Net investment income after tax	**6,586**	**20,957**	**27,543**
Distribution Statement			
Net investment income before tax	**8,925**	**21,169**	**30,094**
Net effect of non-tax deductible/(chargeable) items	2,772	(23)	2,749
Taxable income available for distribution to unitholders	**11,697**	**21,146**	**32,843**
Distributable income to unitholders	**9,272**	**20,089**	**29,361**

Footnotes

(1) It was stated in the Introductory Document that on the day immediately preceding the distribution in specie, which took place on 15 May 2004, CCT will make a distribution for the period from 6 February 2004 to the day immediately preceding the distribution in specie to the companies that hold 100% of the Units prior to the distribution in specie.

1(b)(i) **Balance sheet as at 30 September 2004 vs 31 December 2003**

	Actual 30/9/04 S$'000	**Pro Forma** 31/12/03 [1] S$'000	Increase / (Decrease) %
Non-current assets			
Plant and equipment	464	441	5.2
Investment properties	2,039,542	2,039,314	0.0
Total non-current assets	**2,040,006**	**2,039,755**	**0.0**
Current assets			
Trade and other receivables [2]	1,573	11,224	(86.0)
Cash and cash equivalent	45,021	23,988	87.7
Total current assets	**46,594**	**35,212**	**32.3**
Total assets	**2,086,600**	**2,074,967**	**0.6**
Current liabilities			
Trade and other payables [3]	14,663	26,571	(44.8)
Provision for taxation	232	-	Nm
Total current liabilities	**14,895**	**26,571**	**(43.9)**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	0.0
Other non-current liabilities	9,823	8,599	14.2
Total non-current liabilities	**589,865**	**588,641**	**0.2**
Total liabilities	**604,760**	**615,212**	**(1.7)**
Net assets	**1,481,840**	**1,459,755**	**1.5**
Unitholders' funds	**1,481,840**	**1,459,755**	**1.5**

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information as at 31 December 2003 which was stated in the Introductory Document.

(2) The comparative number for 2003 extracted from the pro forma as at 31 December 2003 contains accrued revenue and other receivables.

(3) The comparative number for 2003 extracted from the pro forma as at 31 December 2003 contains accrued issue expenses and incidental acquisition costs of S$15.4 million.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Actual 30/9/04 S$'000	Pro Forma 31/12/03 (1) S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	580,042	580,042

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information as at 31 December 2003 which was stated in the Introductory Document.

Details of any collaterals

As security for the borrowings, CCT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CCT relating to the properties.

1(c) Cash flow statement [1]

	Actual (6/2/04 to 30/9/04) [2] S$'000	Actual (1/7/04 to 30/9/04) S$'000
Operating activities		
Net investment income before tax	30,094	14,261
Adjustment for		
Interest income	(48)	(38)
Depreciation of plant and equipment	89	40
Amortization of rent incentives	118	118
Allowance for doubtful debts	5	5
Borrowing costs	8,031	3,713
Operating income before working capital changes	**38,289**	**18,099**
Changes in working capital	6,573	859
Tax paid	(2,318)	-
Cash generated from operating activities	**42,544**	**18,958**
Investing activities		
Interest received	37	32
Purchase of investment property, plant and equipment and subsequent expenditure	(600,904)	(124)
Net cash inflow from acquisition of property companies	15,086	-
Cash flows from investing activities	**(585,781)**	**(92)**
Financing activities		
Proceeds from issue of new units	36,204	-
Interest bearing borrowings	580,042	-
Issue expenses	(11,290)	(2,701)
Distribution to unitholders	(9,272)	-
Interest paid	(7,426)	(3,713)
Cash flows from financing activities	**588,258**	**(6,414)**
Increase/(Decrease) in cash and cash equivalent	**45,021**	**12,452**
Cash and cash equivalent at beginning of period	**-**	**32,569**
Cash and cash equivalent at end of period	**45,021**	**45,021**

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the cash flow for the 7 month period from 1 March 2004 to 30 September 2004 as there was no income from 6 to 29 February 2004.

1(d)(i) **Statement of changes in unitholders' funds** [1]

	Actual (6/2/04 to 30/9/04) S$'000	Actual (1/7/04 to 30/9/04) S$'000
Balance as at beginning of period	**-**	**1,467,291**
Operations		
Net investment income after tax [2]	27,543	14,119
Net increase in net assets resulting from operations	**27,543**	**14,119**
Unitholders' transactions		
Issue of new units	1,475,145	-
Issue expenses	(11,576)	430
Distribution to unitholders	(9,272)	-
Net increase / (decrease) in net assets resulting from unitholders' transactions	**1,454,297**	**430**
Balance as at end of period	**1,481,840**	**1,481,840**

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income for the 7 month period from 1 March 2004 to 30 September 2004 as there was no income from 6 to 29 February 2004.

1(d)(ii) **Details of any change in the units** [1]

	Actual (6/2/04 to 30/9/04) S$'000	Actual (1/7/04 to 30/9/04) S$'000
Balance as at beginning of period	**-**	**839,116,700**
Issue of new units :		
- settlement for the purchase of shares of property companies	764,369,254	-
- part settlement for the purchase of 6 Battery Road	54,153,274	-
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	20,594,172	-
Balance as at end of period	**839,116,700**	**839,116,700**

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those stated in the Introductory Document dated 16 March 2004.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	Private Trust (6/2/04 to 14/5/04)	**Public Trust** (15/5/04 to 30/9/04)	**Actual** (6/2/04 to 30/9/04)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Earnings per unit (EPU) (based on the weighted average number of units as at end of period)	0.78¢	2.50¢	3.28¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	Private Trust (6/2/04 to 14/5/04)	**Public Trust** (15/5/04 to 30/9/04)	**Actual** (6/2/04 to 30/9/04)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Distribution per unit (DPU) (based on the number of units as at end of period)	1.10¢	2.39¢	3.49¢

The diluted DPU is the same as the basic DPU as there are no dilutive instruments in issue during the period.

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Actual 30/9/04	**Pro forma 31/12/03** [1]
NAV per unit	$1.77	$1.74
Adjusted NAV per unit (excluding the distributable income)	$1.74	$1.74

Footnotes

(1) The pro forma as at 31 December 2003 has been prepared on the assumption that the distributable income has been declared and paid to the unitholders.

8(a)(i) Review of the performance (YTD September 2004 vs YTD September 2003)

	Actual (6/2/04 to 30/9/04) [1] S$'000	Pro Forma (1/3/03 to 30/9/03) [2] S$'000	Increase / (Decrease) %
Profit & loss Statement			
Gross revenue	62,819	69,966	(10.2)
Property operating expenses	(17,431)	(14,694)	18.6
Net property income	45,388	55,272	(17.9)
Other Income	48	35	37.1
Manager's management fees	(3,144)	(3,551)	(11.5)
Trust expense	(1,480)	(1,900)	(22.1)
Borrowing costs	(8,031)	(8,594)	(6.6)
Non-operating expenditure	(2,687)	-	Nm
Net investment income before tax	30,094	41,262	(27.1)
Income tax	(2,551)	(459)	455.8
Net investment income after tax	27,543	40,803	(32.5)
Distribution Statement			
Net investment income before tax	30,094	41,262	(27.1)
Net effect of non-tax deductible/(chargeable) items	2,749	442	521.9
Taxable income available for distribution to unitholders	32,843	41,704	(21.2)
Distributable income to unitholders	29,361	39,619	(25.9)
Earnings per unit (cents)	3.28¢	4.86¢	(32.5)
Distribution per unit (cents)	3.49¢	4.72¢	(26.1)

Footnotes

(1) CCT was established on 6 February 2004 but the acquisitions of the real properties were completed on 1 March 2004. Hence, the income recorded relates only to the 7 month period from 1 March 2004 to 30 September 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 7.

(2) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document and pro-rated equally for the 7 month period from 1 March 2003 to 30 September 2003.

Review of performance YTD September 2004 vs YTD September 2003

Gross revenue for YTD Sep 2004 is lower than YTD Sep 2003 by S$7.1 million or 10.2% due to the impact of the negative rental reversions (ie. lower rentals on renewals) experienced by all the properties for the last two years.

The property operating expenses are higher for YTD Sep 2004 by S$2.7 million or 18.6% due to higher property tax expenses of $2.2 million and higher repairs and maintenance expenses of S$0.8 million. This is offset by lower property management fee of S$0.3 million due to the lower net property income achieved as the fee is pegged to a percentage of net property income. Property tax increased by 84.5% due to the cessation of the tax rebates granted by the government with effect from 1 January 2004.

Manager's management fee is lower by S$0.4 million or 11.5% due to the lower income achieved as the performance component of management fee is pegged to a percentage of the net investment income. Borrowing costs is lower by S$0.6 million or 6.6% for YTD Sep 2004 due to the lower borrowings required.

The non-operating expenditure of S$2.7 million in YTD Sep 2004 relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

Income tax is higher by S$2.1 million for YTD Sep 2004 due to income tax expense during the private trust period. The pro forma YTD Sep 2003 was prepared on the basis that tax transparency applies and income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period. The actual YTD Sep 2004 income tax provision is based on 100% of taxable income for the period of 6 February 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 30 September 2004 (Public Trust).

The net effect on non-tax deductible / (chargeable) items increased by S$2.3 million for YTD Sep 2004 mainly due to the add-back of the one-off loss on liquidation of the property companies.

8(a)(ii) **Review of the performance (3Q 2004 vs 3Q 2003)**

	Actual (1/7/04 to 30/9/04) S$'000	**Pro Forma** (1/7/03 to 30/9/03) [1] S$'000	Increase / (Decrease) %
Profit & loss Statement			
Gross revenue	27,214	29,986	(9.2)
Property operating expenses	(7,248)	(6,298)	15.1
Net property income	19,966	23,688	(15.7)
Other Income	38	15	153.3
Manager's management fees	(1,358)	(1,522)	(10.8)
Trust expense	(672)	(814)	(17.4)
Borrowing costs	(3,713)	(3,683)	0.8
Net investment income before tax	14,261	17,684	(19.4)
Income tax	(142)	(197)	(27.9)
Net investment income after tax	14,119	17,487	(19.3)
Distribution Statement			
Net investment income before tax	14,261	17,684	(19.4)
Net effect of non-tax deductible/(chargeable) items	(77)	189	(140.7)
Taxable income available for distribution to unitholders	14,184	17,873	(20.6)
Distributable income to unitholders	13,475	16,979	(20.6)
Earnings per unit (cents)	1.68¢	2.08¢	(19.2)
Distribution per unit (cents)	1.61¢	2.02¢	(20.3)

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document dated 16 March 2004 and pro-rated equally for the 3 month period from 1 July 2003 to 30 September 2003.

Review of performance 3Q 2004 vs 3Q 2003

Gross revenue for 3Q 2004 is lower than 3Q 2003 by S$2.8 million or 9.2% due to the impact of the negative rental reversions (ie. lower rentals on renewals) experienced by all the properties for the last two years.

The property operating expenses are higher in 3Q 2004 by $1.0 million or 15.1% due to higher property tax expenses of $1.0 million and higher repairs and maintenance expenses of S$0.1 million. This is offset by lower property management fee of S$0.1 million due to the lower net property income achieved as the fee is pegged to a percentage of net property income. Property tax increased by 84.6% due to the cessation of the tax rebates granted by the government with effect from 1 January 2004.

Manager's management fee is also lower by S$0.2 million due to the lower income achieved as the performance component of management fee is pegged to a percentage of the net investment income.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return for the period of 15 May 2004 to 30 September 2004

	Actual S$'000	**Forecast** [1] S$'000	Increase / (Decrease) %
Gross rental income	36,092	35,482	1.7
Car park income	3,419	3,167	8.0
Other income	1,549	1,449	6.9
Gross revenue	**41,060**	**40,098**	**2.4**
Property management fees	(930)	(876)	6.2
Property tax	(3,188)	(3,104)	2.7
Other property operating expenses	(6,895)	(7,751)	(11.0)
Property operating expenses	**(11,013)**	**(11,731)**	**(6.1)**
Net property income	**30,047**	**28,367**	**5.9**
Interest income	43	32	34.4
Manager's management fees	(2,023)	(1,882)	7.5
Trust expenses	(1,345)	(1,876)	(28.3)
Borrowing costs	(5,553)	(5,723)	(3.0)
Net investment income before tax	**21,169**	**18,918**	**11.9**
Net effect of non-tax deductible/(chargeable items)	(23)	140	(116.4)
Taxable income available for distribution to unitholders	**21,146**	**19,058**	**11.0**
Distribution to unitholders based on payout of 95% of taxable income	**20,089**	**18,105**	**11.0**
Distribution per unit (in cents)			
For the period	**2.39¢**	**2.16¢**	**11.0**
Annualised	**6.30¢**	**5.68¢**	**11.0**

Footnotes

(1) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimate to present the prorated forecast for the period of 15 May 2004 to 30 September 2004.

9(ii) Breakdown of total gross revenue (by property) for the period of 15 May 2004 to 30 September 2004

	Actual S$'000	Forecast [(1)] S$'000	Increase / (Decrease) %
Capital Tower	14,664	14,639	0.2
6 Battery Road	12,652	12,351	2.4
Starhub Centre	5,017	4,639	8.1
Robinson Point	1,754	1,852	(5.3)
Bugis Village	2,821	2,735	3.1
Golden Shoe Car Park	2,770	2,557	8.3
Market Street Car Park	1,382	1,325	4.3
Total gross revenue	**41,060**	**40,098**	**2.4**

Footnotes

(1) The forecast is extracted from the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimates to present the extrapolated forecast for the period of 15 May 2004 to 30 September 2004.

9(iii) Breakdown of net property income (by property) for the period of 15 May 2004 to 30 September 2004

	Actual S$'000	Forecast [(1)] S$'000	Increase / (Decrease) %
Capital Tower	10,452	10,019	4.3
6 Battery Road	9,452	9,025	4.7
Starhub Centre	3,693	3,346	10.4
Robinson Point	1,045	1,075	(2.8)
Bugis Village	2,260	2,086	8.3
Golden Shoe Car Park	2,098	1,844	13.8
Market Street Car Park	1,047	972	7.7
Total net property income	**30,047**	**28,367**	**5.9**

Footnotes

(1) The forecast is extracted from the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimates to present the extrapolated forecast for the period of 15 May 2004 to 30 September 2004.

Review of the performance for the period of 15 May 2004 to 30 September 2004

Gross revenue increased by S$1.0 million or 2.4% over the forecast. This is mainly due to higher rental revenue by S$0.6 million arising from higher rental rates achieved on new and renewal leases and lower vacancy periods. There is also increased contribution from car park revenue and other income of S$0.3 million and S$0.1 million respectively.

Actual property operating expenses are also lower by S$0.7 million or 6.1% due mainly to the lower maintenance expenses of S$0.7 million and lower tenancy works and marketing expenses of S$0.2 million. This is partially offset by higher property management fee (as it is pegged to 3% of net property income) and higher property tax.

Manager's management fee is slightly higher by S$0.1 million or 7.5% due to higher income achieved. The trust expenses is lower by S$0.5 million due to cost savings achieved and borrowing costs is lower by S$0.2 million due to lower amount of financing required.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

Q3 2004 saw an expected moderation of growth in the Singapore economy. According to MTI's advanced estimates, Singapore's gross domestic product (GDP) in Q3 2004 rose by 7.7% compared to Q3 2003. On an annualised quarter-on-quarter basis, GDP declined 2.3% in Q3 from Q2. MTI has maintained that the economy is expected to remain on track for a full year growth of 8.0% - 9.0%.

The current economic climate has boosted business confidence and has stopped the slide in office rentals after three straight years of decline. There has been an increase in leasing enquiries for prime office space in better-quality buildings. According to CB Richard Ellis, average prime office rent has risen 3.7% in Q3 over Q2, bringing the gain over the past year to 5%. The new supply of office space for the next three years remains tight, averaging only 0.73 million square feet per year which is significantly lower than the 10-year historical average of 2.3 million square feet per year. Hence, occupancy rates and rentals in general are expected to strengthen further.

Outlook for 2004

The manager of CapitaCommercial Trust is confident to achieve more than the forecast distribution per unit of 3.58 cents per unit (annualized distribution per unit of 5.68 cents per unit) for the period 15 May 2004 to 31 December 2004 (as stated in the Introductory Document dated 16 March 2004).

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?

Nil

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?
Nil

11(c) Date payable

Not applicable

11(d) Book closure date

Not applicable

12 If no distribution has been declared/recommended, a statement to that effect

No distribution has been declared / recommended.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
As Manager of CapitaCommercial Trust

Jessica Lum
Company Secretary

82-4507

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
13 October 2004

CCT 3Q2004 Distributable Income Exceeds Forecast by 11%

CCT poised for growth with improving economy and recovery of office rental market

Singapore, 13 October 2004 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce that the distributable income to unitholders for the period from 15 May 2004[1] to 30 September 2004 is S$20.1 million, an increase of S$2 million or 11% over the forecast[2]. CCT's net property income increased by 5.9% to S$30 million compared to the forecast of S$28.4 million.

Annualised Distribution Per Unit (DPU) of 6.30¢ is higher than the forecast DPU of 5.68¢ as stated by the manager in the Introductory Document. With this DPU, the annualised distribution yield is 5% based on the closing price of S$1.26 per unit on 12 Oct 2004.

Summary of CCT Results
(15 May 2004 to 30 September 2004)

	Actual	Forecast[2]	Variance	
			Amount	%
Gross Revenue (S$'000)	41,060	40,098	962	2.4%
Net Property Income (S$'000)	30,047	28,367	1,680	5.9%
Distributable Income to Unitholders[3] (S$'000)	20,089	18,105	1,984	11.0%
Distribution Per Unit (cents)				
For the period 15 May 2004 to 30 Sep 2004	2.39¢	2.16¢	0.23¢	11.0%
Annualised	6.30¢	5.68¢	0.62¢	11.0%
Distribution Yield				
- S$1.17 per unit (closing as at 30 Sep 2004)	5.38%	4.85%	0.53%	11.0%
- S$1.26 per unit (closing as at 12 Oct 2004)	5.00%	4.51%	0.49%	11.0%

---

1 As stated in CCT's Introductory Document dated 16 March 2004 (the "Introductory Document"), all distributable income from the date of distribution *in specie*, *i.e.* 15 May 2004, is attributable to all of the unitholders.

2 Based on the forecast, together with the accompanying assumptions, in the Introductory Document for the period from 1 May 2004 to 31 December 2004 pro-rated for the period from 15 May 2004 to 30 September 2004.

3 Based on payout of 95% of taxable income.

Mr Sum Soon Lim, Chairman of CCTML, said, "We are pleased that CCT has exceeded its financial forecasts for this quarter. CCT is well-positioned to capitalise on the recovering economy and office rental market. Looking ahead, our focus is to improve on the already good occupancy rates, control costs and grow the portfolio through acquisitions. We are confident that we will be able to achieve more than the annualised forecast distribution of 5.68 cents per unit for 2004."

Mr Martin Tan, CEO of CCTML, said, "Our properties have consistently outperformed the market average occupancy due to their superior locations, facilities and amenities. The committed occupancy rate for Capital Tower and 6 Battery Road as of 30 September is 94% and 93% respectively compared to the market average occupancy rate of 82.6% at the end of second quarter 2004. With the improved office sentiments, we are achieving higher rental rates of more than 10% above forecast and this should result in higher future revenue for CCT. We will grow our portfolio with yield-accretive acquisitions so as to generate increased distributions for unitholders."

Optimism Ahead

The performance of the Singapore economy continues to strengthen. The country's gross domestic product (GDP) in the third quarter of 2004 grew by 7.7% compared to third quarter of 2003. MTI has maintained that the economy is expected to remain on track for a full year growth of 8% to 9%.

The improving economy has boosted business confidence and has stopped the slide in office rentals after three straight years of decline. Occupancy rates and rentals are expected to strengthen further. Average prime office rent has risen 3.7% in the third quarter over the second quarter, bringing the gain over the past year to 5%.

Inclusion in Prestigious Indices

Since July 2004, CCT has been included in the Global Property Research's GPR General Index, and EPRA / NAREIT Global Real Estate Index. These two investment indices are widely used by fund managers and investors of real estate equities as performance benchmarks in the selection of investments.

About CapitaCommercial Trust

CCT is Singapore's first commercial property REIT. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2 billion portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

Listed on 11 May 2004, CCT was launched by CapitaLand Limited via an innovative capital reduction exercise. CapitaLand retained 40% of the CCT units and distributed the remaining 60% to its then existing shareholders *in specie*.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited

For media enquiries, please contact:

Julie Ong, DID: 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:

Lee Eu Jin, DID: 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

CAPITAL REDUCTION BY SUBSIDIARY, NATROLITE PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 11 October 2004 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of Natrolite Pte. Ltd. ("Natrolite"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand. The Capital Reduction is effected through:

(a) the reduction of the issued and paid-up share capital of Natrolite from S$1,100,000 divided into 1,000,000 ordinary shares of S$1 each and 100,000 redeemable preference shares of S$1 each (issued at a premium of S$999 each) to S$1,000,300 divided into 1,000,000 ordinary shares of S$1 each and 300 redeemable preference shares of S$1 each, by the cancellation of 99,700 of the said redeemable preference shares constituting part of the total issued and fully paid-up share capital of Natrolite, and the sum of S$99,700 arising from such reduction of the share capital be returned to CRL Realty Pte Ltd ("CRL Realty"), the sole holder of all the issued redeemable preference shares in the capital of Natrolite; and

(b) the reduction of the sum standing to the credit of the share premium account of Natrolite by a sum of S$99,600,300, and that such reduction be effected by returning to CRL Realty S$999 for each issued redeemable preference share which is cancelled (being the premium paid on each redeemable preference share).

A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 15 October 2004.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
15 October 2004

Submitted by Tan Wah Nam, Company Secretary on 15/10/2004 to the SGX

CAPITALAND RETAIL LIMITED AND CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED

Following the news release on 30 September 2004 on the re-organisation of the CapitaLand Group's business structure, CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Retail Limited ("CRTL") has been established with effect from 18 October 2004. CRTL will be the holding company of CapitaLand Group's integrated retail property business.

CRTL, a wholly-owned subsidiary of CapitaLand, has an authorised capital of S$1,000,000 comprising 1,000,000 ordinary shares of S$1 each and a paid-up capital of S$2 comprising 2 ordinary shares of S$1 each.

CapitaLand also wishes to announce that the name of its wholly-owned subsidiary, CapitaLand Commercial Limited, has been changed to CapitaLand Commercial and Integrated Development Limited ("CCID") with effect from 18 October 2004. CCID continues to be the holding company of CapitaLand Group's office, industrial and mixed development business.

By Order of the Board

Tan Wah Nam
Company Secretary
18 October 2004

Submitted by Tan Wah Nam, Company Secretary on 18/10/2004 to the SGX

CAPITALAND LIMITED (REG. NO. 198900036N)

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF THIRD QUARTER 2004 FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.

Ascott - 19 Oct 2004.pdf

Submitted by Tan Wah Nam, Company Secretary on 19/10/2004 to the SGX

MASNET No. 21 OF 19.10.2004
Announcement No. 56

THE ASCOTT GROUP LIMITED (REG. NO. 197900881N)

DATE OF RELEASE OF THIRD QUARTER 2004 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the 9 months ended 30 September 2004 on Tuesday, 26 October 2004.

By order of the Board

Shan Tjio
Company Secretary
19 October 2004

Submitted by Shan Tjio, Company Secretary on 19/10/2004 to the SGX

CAPITALAND LIMITED (REG. NO. 198900036N)

Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – " Announcement by associated company - Huaxia Swissôtel Management Co. Ltd"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

RHL annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 19/10/2004 to the SGX

MASNET No. 58 OF 19.10.2004
Announcement No. 93

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Announcement by associated company - Huaxia Swissôtel Management Co. Ltd

Raffles Holdings Limited ("RHL") hereby informs that its associated company, Huaxia Swissôtel Management Co. Ltd ("Huaxia") has with effect from 29 September 2004, terminated the Hotel Management Agreement entered into with Dalian International & Commerce Trade Building Co. Ltd ("DICTB") for the operation and management of a hotel located in Dalian, People's Republic of China. Concurrently the Trademark License Agreement between the Company's subsidiary, Swissôtel Management AG and DICTB for the right to use the "Swissôtel" trademark has also terminated with effect from 29 September 2004.

The above mentioned terminations are not expected to have a material impact on earnings per share or the net tangible asset of the RHL Group for the financial year ending 31 December 2004.

Save for Ms Jennie Chua being a director on the board of Huaxia, none of the Directors or controlling shareholders of RHL has any interest, direct or indirect, in the above mentioned terminations.

By Order of the Board

Emily Chin
Company Secretary
19 October 2004

Submitted by Emily Chin, Company Secretary on 19/10/2004 to the SGX

CAPITALAND LIMITED (REG. NO. 198900036N)

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "(1) 2004 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT; AND (2) CMT 3Q04 DISTRIBUTABLE INCOME EXCEEDS FORECAST BY 4.1%"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), as manager of CapitaMall Trust, has today issued an announcement and a news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 19/10/2004 to the SGX

CapitaMall Trust

Embargoed for release till 5.00 pm, 19 October 2004

CAPITAMALL TRUST

2004 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Plaza Singapura Circular dated 20 July 2004, please refer to paragraph 9 specifically.

1(a)(i) Income statement (3Q 2004 vs 3Q 2003)

	3Q 2004 [2] S$'000	3Q 2003 [2] S$'000	Increase / (Decrease) %
Gross rental income	43,392	32,434	33.8
Car park income	1,446	1,098	31.7
Other income	2,305	1,576	46.3
Gross revenue	**47,143**	**35,108**	**34.3**
Property management fees	(1,768)	(1,310)	35.0
Property tax	(4,129)	(1,486)	177.9
Other property operating expenses [1]	(10,015)	(9,393)	6.6
Property operating expenses	**(15,912)**	**(12,189)**	**30.5**
Net property income	**31,231**	**22,919**	**36.3**
Interest income	1,207	11	NM
Asset management fees	(3,037)	(2,066)	47.0
Trust expenses	(678)	(244)	177.9
Administrative expenses	**(3,715)**	**(2,310)**	**60.8**
Net investment income before finance costs and tax	**28,723**	**20,620**	**39.3**
Finance costs	(4,742)	(2,602)	82.2
Net investment income before tax	**23,981**	**18,018**	**33.1**
Taxation	NA	NA	NA
Net investment income after tax	**23,981**	**18,018**	**33.1**

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Included as part of the other property operating expenses are the following:*

	3Q 2004 *S$'000*	*3Q 2003* *S$'000*	*Increase / (Decrease)* *%*
Depreciation and amortisation	*159*	*6*	*NM*
Allowance for doubtful debts and bad debts written off	*63*	*35*	*80.0*
Assets written off	*-*	*4*	*NA*

2. *Plaza Singapura was acquired on 2 August 2004.*

82-4507

Income statement (YTD Sep 2004 vs YTD Sep 2003)

	YTD Sep [2] 2004 S$'000	YTD Sep [2] 2003 S$'000	Increase / (Decrease) %
Gross rental income	112,468	73,729	52.5
Car park income	3,912	3,307	18.3
Other income	6,048	3,786	59.7
Gross revenue	**122,428**	**80,822**	**51.5**
Property management fees	(4,531)	(3,090)	46.6
Property tax	(10,448)	(2,437)	328.7
Other property operating expenses [1]	(28,690)	(19,735)	45.4
Property operating expenses	**(43,669)**	**(25,262)**	**72.9**
Net property income	**78,759**	**55,560**	**41.8**
Interest income	3,791	54	NM
Asset management fees	(7,684)	(4,714)	63.0
Trust expenses	(1,494)	(714)	109.2
Administrative expenses	**(9,178)**	**(5,428)**	**69.1**
Net investment income before finance costs and tax	**73,372**	**50,186**	**46.2**
Finance costs	(10,276)	(6,151)	67.1
Net investment income before tax	**63,096**	**44,035**	**43.3**
Taxation	NA	NA	NA
Net investment income after tax	**63,096**	**44,035**	**43.3**

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Included as part of the other property operating expenses are the following:*

	YTD Sep 2004 S$'000	*YTD Sep 2003 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*495*	*18*	*NM*
Allowance for doubtful debts and bad debts written off	*168*	*140*	*20.0*
Assets written off (primarily escalators {2004} and carpark systems {2003})	*633*	*412*	*53.6*

2. *Plaza Singapura and IMM Building were acquired on 2 August 2004 and 26 June 2003 respectively.*

82-4507

1(a)(ii) Distribution statement (3Q 2004 vs 3Q 2003)

	3Q 2004 S$'000	3Q 2003 S$'000	Increase / (Decrease) %
Net investment income after tax	23,981	18,018	33.1
Net effect of non-tax deductible / (chargeable) items (Note A)	2,344	397	490.4
Taxable income available for distribution to unitholders	**26,325**	**18,415**	**43.0**
Note A			
Non-tax deductible / (chargeable) items			
- Asset management fees (performance component)	*1,548*	*959*	*61.4*
- Trustee's fees	*163*	*98*	*66.3*
- Other items	*633*	*(660)*	*NM*
Net effect of non-tax deductible / (chargeable) items	*2,344*	*397*	*490.4*

Distribution statement (YTD Sep 2004 vs YTD Sep 2003)

	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	Increase / (Decrease) %
Net investment income after tax	63,096	44,035	43.3
Net effect of non-tax deductible / (chargeable) items (Note A)	5,012	2,023	147.8
Taxable income available for distribution to unitholders	**68,108**	**46,058**	**47.9**
Note A			
Non-tax deductible / (chargeable) items			
- Asset management fees (performance component)	*3,871*	2,419	*60.0*
- Trustee's fees	*375*	246	*52.4*
- Other items	*766*	(642)	*NM*
Net effect of non-tax deductible / (chargeable) items	*5,012*	2,023	*147.8*

1(b)(i) Balance sheet

As at 30 Sep 2004 vs 31 Dec 2003

	30 Sep 2004	31 Dec 2003	Increase / (Decrease)
	S$'000	S$'000	%
Non-current assets			
Plant & equipment [1]	402	228	76.3
Investment properties [1]	2,053,488	1,240,000	65.6
Investment in securities	58,000	58,000	-
Total non-current assets	2,111,890	1,298,228	62.7
Current assets			
Trade & other receivables [2]	10,096	3,819	164.4
Cash & cash equivalents [3]	34,839	49,403	(29.5)
Total current assets	44,935	53,222	(15.6)
Less current liabilities			
Trade & other payables [1]	50,012	34,793	43.7
Provision for taxation	367	367	-
Total current liabilities	50,379	35,160	43.3
Net current (liabilities)/assets [4]	**(5,444)**	**18,062**	**NM**
Less non-current liabilities			
Interest-bearing borrowings [5]	660,000	325,000	103.1
Other non-current liabilities [1]	24,200	18,847	28.4
Total non-current liabilities	684,200	343,847	99.0
Net assets	**1,422,246**	**972,443**	**46.3**
Unitholders' funds	**1,422,246**	**972,443**	**46.3**

Footnotes:
1. *The increase is mainly due to the acquisition of Plaza Singapura.*
2. *The increase is mainly due to the acquisition of Plaza Singapura, interest receivable for CMT's investment in Class E bonds of CapitaRetail Singapore Limited and capitalisation of certain related financing costs on the additional borrowings of S$335.0 million.*
3. *This includes the distributable income of S$19.0 million for 2 August 2004 to 30 September 2004 which will be distributed in 2005 and S$38.0 million for the period 26 June 2003 to 31 December 2003 which was distributed in February 2004.*
4. *Net current liabilities as at 30 September 2004 arise mainly due to distribution of 0.81 cents for the period 1 July 2004 to 1 August 2004.*
5. *The increase is mainly due to additional borrowing taken on 2 August 2004 to part finance the acquisition of Plaza Singapura and the payment of the upfront land premium of IMM Building.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	30 Sep 2004 S$'000	31 Dec 2003 S$'000
Secured borrowings		
Amount repayable after one year	660,000	325,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flows statement (3Q 2004 vs 3Q 2003)

	3Q 2004 [1] S$'000	3Q 2003 [1] S$'000
Operating activities		
Net investment income before tax	23,981	18,018
Adjustments for interest income, finance costs, depreciation and amortisation, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	5,287	3,592
Change in working capital	(2,455)	7,697
Cash generated from operating activities	**26,813**	**29,307**
Investing activities		
Interest received	2,577	11
Purchase of investment property, plant and equipment and subsequent expenditure	(497,030)	(9,671)
Cash flows from investing activities	**(494,453)**	**(9,660)**
Financing activities		
Proceeds from issue of new units	238,140	-
Payment of issue and financing expenses	(5,834)	(4,173)
Proceeds from interest bearing borrowings	335,000	-
Repayment of short-term borrowings	(55,703)	-
Distribution to unitholders [2]	(49,097)	(26,785)
Interest paid	(2,564)	(2,641)
Cash flows from financing activities	**459,942**	**(33,599)**
Decrease in cash and cash equivalent	**(7,698)**	**(13,952)**
Cash and cash equivalent at beginning of period	**42,537**	**57,822**
Cash and cash equivalent at end of period	**34,839**	**43,870**

Footnotes :

1. *Plaza Singapura was acquired on 2 August 2004.*
2. *For 3Q 2004, refers to distribution income for the period 1 January 2004 to 1 August 2004 paid in August 2004.*
   For 3Q 2003, refers to distribution income for 1 January 2003 to 25 June 2003 paid in July 2003.

Cash flows statement (YTD Sep 2004 vs YTD Sep 2003)

	YTD Sep [1] 2004 S$'000	YTD Sep [1] 2003 S$'000
Operating activities		
Net investment income before tax	63,096	44,035
Adjustments for interest income, finance costs, depreciation and amortisation, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	11,642	9,083
Change in working capital	720	20,251
Cash generated from operating activities	**75,458**	**73,369**
Investing activities		
Interest received	2,596	55
Payment of upfront land premium	(55,703)	-
Purchase of investment property, plant and equipment and subsequent expenditure	(508,854)	(268,364)
Cash flows from investing activities	**(561,961)**	**(268,309)**
Financing activities		
Proceeds from issue of new units	238,140	128,186
Payment of issue and financing expenses	(5,970)	(9,437)
Proceeds from interest bearing borrowings	335,000	125,000
Distribution to unitholders [2]	(87,070)	(51,748)
Interest paid	(8,161)	(6,160)
Cash flows from financing activities	**471,939**	**185,841**
Decrease in cash and cash equivalent	**(14,564)**	**(9,099)**
Cash and cash equivalent at beginning of period	**49,403**	**52,969**
Cash and cash equivalent at end of period	**34,839**	**43,870**

Footnotes:

1. *Plaza Singapura and IMM Building were acquired on 2 August 2004 and 26 June 2003 respectively.*
2. *For YTD Sep 2004, comprise distribution income for the period 26 June 2003 to 31 December 2003 paid in February 2004 and the distribution income for the period 1 January 2004 to 1 August 2004 paid in August 2004.*
   For YTD Sep 2003, comprise distribution income for the period 16 July 2002 to 31 December 2002 paid in February 2003 and the distribution income for the period 1 January 2003 to 25 June 2003 paid in July 2003.

1(d)(i) Statement of changes in unitholders' funds (3Q 2004 vs 3Q 2003)

As at 30 Sep 2004 vs 30 Sep 2003

	3Q 2004 S$'000	3Q 2003 S$'000
Balance as at beginning of period	**975,618**	**901,489**
Operations		
Net investment income after tax	23,981	18,018
Net increase in net assets resulting from operations	**23,981**	**18,018**
Unitholders' transactions		
Creation of units		
- proceeds from placement [1]	238,140	-
- consideration paid in units [2]	238,140	-
- management fee paid in units	1,260	789
Issue expenses [3]	(5,796)	400
Distribution to unitholders [4]	(49,097)	(26,785)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**422,647**	**(25,596)**
Balance as at end of period	**1,422,246**	**893,911**

Footnotes:

1. *147.0 million new units were issued via a capital raising exercise on 2 August 2004 to part finance the acquisition of Plaza Singapura.*
2. *147.0 million new units were issued on 2 August 2004 as consideration to part finance the acquisition of Plaza Singapura.*
3. *For 3Q 2004, comprise mainly underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of Plaza Singapura.*
   For 3Q 2003, refer to reversal of professional fees which are not required.
4. *For 3Q 2004, refers to distribution for the period 1 January 2004 to 1 August 2004 paid in August 2004.*
   For 3Q 2003, refers to distribution for the period 1 January 2003 to 25 June 2003 paid in July 2003.

Statement of changes in unitholders' funds (YTD Sep 2004 vs YTD Sep 2003)

As at 30 Sep 2004 vs 30 Sep 2003

	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000
Balance as at beginning of period	**972,443**	**761,220**
Operations		
Net investment income after tax	63,096	44,035
Net appreciation on revaluation of investment property	-	15,583
Net increase in net assets resulting from operations	**63,096**	**59,618**
Unitholders' transactions		
Creation of units		
- proceeds from placement [1]	238,140	128,186
- consideration paid in units [2]	238,140	-
- management fee paid in units	3,359	2,195
Issue and financing expenses [3]	(5,862)	(5,560)
Distribution to unitholders [4]	(87,070)	(51,748)
Net increase in net assets resulting from unitholders' transactions	**386,707**	**73,073**
Balance as at end of period	**1,422,246**	**893,911**

Footnotes:

1. *New units of 147.0 million and 119.8 million were issued via capital raising exercises on 2 August 2004 and 26 June 2003 to part finance the acquisition of Plaza Singapura and IMM Building respectively.*
2. *147.0 million new units were issued on 2 August 2004 as consideration to part finance the acquisition of Plaza Singapura.*
3. *Comprise mainly underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercises for the acquisition of Plaza Singapura on 2 August 2004 (for YTD Sep 2004) and IMM Building on 26 June 2003 (for YTD Sep 2003).*
4. *For YTD Sep 2004, comprise distribution income for the period 26 June 2003 to 31 December 2003 paid in February 2004 and the distribution income for the period 1 January 2004 to 1 August 2004 paid in August 2004.*
   For YTD Sep 2003, comprise distribution income for the period 16 July 2002 to 31 December 2002 paid in February 2003 and the distribution income for the period 1 January 2003 to 25 June 2003 paid in July 2003.

1(d)(ii) Details of any change in the units (3Q 2004 vs 3Q 2003)

	3Q 2004 Units	3Q 2003 Units
Balance as at beginning of period	**907,530,087**	**859,718,671**
Issue of new units :		
- As payment of asset management fees [1]	754,597	647,588
- For acquisition of Plaza Singapura [2]	294,000,000	-
Balance as at end of period	**1,202,284,684**	**860,366,259**

Footnotes:

1. *These are the performance component of the asset management fees for 2Q 2004 and 2Q 2003 which were issued in August 2004 and July 2003 respectively.*
2. *These were the new units issued to part finance the acquisition of Plaza Singapura on 2 August 2004.*

1(d)(ii) Details of any change in the units (YTD Sep 2004 vs YTD Sep 2003)

	YTD Sep 2004 Units	YTD Sep 2003 Units
Balance as at beginning of period	**906,063,427**	**738,560,948**
Issue of new units :		
- As payment of asset management fees [1]	2,221,257	2,005,311
- For acquisition of Plaza Singapura [2]	294,000,000	-
- For acquisition of IMM Building [3]	-	119,800,000
Balance as at end of period	**1,202,284,684**	**860,366,259**

Footnotes:

1. *For YTD Sep 2004, comprise performance component of the asset management fees for 4Q 2003, 1Q 2004 and 2Q 2004 which were issued in February 2004, April 2004 and August 2004 respectively.*
   For YTD Sep 2003, comprise performance component of the asset management fees for 4Q 2002, 1Q 2003 and 2Q 2003 which were issued in January 2003, April 2003 and July 2003 respectively.
2. *New units issued to part finance the acquisition of Plaza Singapura on 2 August 2004.*
3. *New units issued to part finance the acquisition of IMM Building on 26 June 2003.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 Dec 2003.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (3Q 2004 vs 3Q 2003)**

In computing the EPU, the weighted average number of units in issue as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at end of each period is used.

	1 Jul – 1 Aug 2004	2 Aug – 30 Sep 2004	3Q 2004	3Q 2003
Weighted average number of units in issue	907,530,087	1,197,359,531	1,096,549,289	860,169,167
Earnings per unit ("EPU")				
Based on the weighted average number of units in issue	0.78¢	1.41¢	2.19¢	2.09¢
Based on fully diluted basis	0.78¢	1.41¢	2.19¢	2.09¢
Number of units in issue at end of period	907,530,087	1,202,284,684	NM	860,366,259
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	0.81¢	1.57¢	2.38¢	2.14¢

	1 Jan – 1 Aug 2004	2 Aug – 30 Sep 2004	YTD Sep 2004
Weighted average number of units in issue	906,996,344	1,197,359,531	970,579,523
Earnings per unit ("EPU")			
Based on the weighted average number of units in issue	5.09¢	1.41¢	6.50¢
Based on fully diluted basis	5.09¢	1.41¢	6.50¢
Number of units in issue at end of period	907,530,087	1,202,284,684	NM
Distribution per unit ("DPU") Based on the number of units in issue at end of period	5.41¢	1.57¢	6.98¢

	1 Jan – 25 Jun 2003	26 Jun – 30 Sep 2003	YTD Sep 2003
Weighted average number of units in issue	739,367,447	860,145,946	782,268,706
Earnings per unit ("EPU")			
Based on the weighted average number of units in issue	3.41¢	2.18¢	5.63¢
Based on fully diluted basis	3.41¢	2.18¢	5.63¢
Number of units in issue at end of period	739,918,671	860,366,259	NM
Distribution per unit ("DPU") Based on the number of units in issue at end of period	3.62¢	2.24¢	5.86¢

7 <u>Net asset value ("NAV") backing per unit based on issued units at the end of the period</u>

	30 Sep 2004	31 Dec 2003
NAV per unit	$1.18	$1.07
Adjusted NAV per unit (excluding the distributable income)	$1.17	$1.03

8 **Review of the performance**

	3Q 2004 S$'000	3Q 2003 S$'000	2Q 2004 S$'000	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000
Income statement					
Gross revenue	47,143	35,108	37,735	122,428	80,822
Property operating expenses	(15,912)	(12,189)	(13,579)	(43,669)	(25,262)
Net property income	31,231	22,919	24,156	78,759	55,560
Interest income	1,207	11	1,193	3,791	54
Administrative expenses	(3,715)	(2,310)	(2,719)	(9,178)	(5,428)
Finance costs	(4,742)	(2,602)	(2,791)	(10,276)	(6,151)
Net investment income before tax	**23,981**	**18,018**	**19,839**	**63,096**	**44,035**

	3Q 2004 S$'000	3Q 2003 S$'000	2Q 2004 S$'000	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000
Distribution statement					
Net investment income before tax	23,981	18,018	19,839	63,096	44,035
Net effect of non-tax deductible / (chargeable) items	2,344	397	1,314	5,012	2,023
Taxable income available for distribution to unitholders	**26,325**	**18,415**	**21,153**	**68,108**	**46,058**
Distribution per unit (in cents)					
For the period	2.38¢	2.14¢	2.33¢	6.98¢	5.86¢
Annualised	9.47¢	8.49¢	9.37¢	9.32¢	7.83¢

3Q 2004 vs 3Q 2003

Gross revenue for 3Q 2004 was S$47.1 million, an increase of S$12.0 million or 34.3% from 3Q 2003. This was mainly due to gross revenue of S$9.1 million from Plaza Singapura for 2 August 2004 to 30 September 2004. All other malls also achieved higher revenue against same period last year due to higher rental income on new and renewal leases as well as income from newly created retail areas at Junction 8 and Tampines Mall.

Property operating expenses for 3Q 2004 was S$15.9 million, an increase of S$3.7 million or 30.5% from 3Q 2003. This was mainly due to expenses of S$2.3 million for Plaza Singapura since it was acquired on 2 August 2004 and higher property tax incurred by the other malls compared to same period last year where there were rebates granted.

Interest income for 3Q 2004 of S$1.2 million was due to interest earned on the investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses for 3Q 2004 were S$3.7 million or an increase of S$1.4 million over the same period last year. This was due mainly to an increase in asset management fees as a result of higher revenue and increase in property value.

Finance costs at S$4.7 million was S$2.1 million higher than 3Q 2003. This was due to the interest and related financing costs on the additional borrowings of S$335.0 million taken up on 2 August 2004 to part finance the acquisition of Plaza Singapura and payment of the upfront land premium of IMM Building.

3Q 2004 vs 2Q 2004

Gross revenue for 3Q 2004 showed an increase of S$9.4 million or 24.9% compared to 2Q 2004 due mainly to the acquisition of Plaza Singapura on 2 August 2004. Similarly, property operating expenses was S$2:3 million higher or an increase of 17.2% over the last quarter. Hence, net property income increased by S$7.1 million or 29.3%.

Administrative expenses for 3Q 2004 were higher by S$1.0 million due mainly to higher asset management fees arising from higher revenue generated and higher property value.

Finance costs of S$4.7 million were S$2.0 million higher than 2Q 2004 due to interest and related financing costs on additional borrowings of S$335.0 million taken up on 2 August 2004 to part finance the acquisition of Plaza Singapura.

YTD Sep 2004 vs YTD Sep 2003

Gross revenue for YTD Sep 2004 was S$122.4 million, an increase of S$41.6 million or 51.5% over the same period last year. The higher revenue was mainly due to Plaza Singapura (S$9.1 million) and 9 months contribution of S$37.2 million from IMM Building this year against S$12.1 million for 26 June 2003 to 30 September 2003. Higher rental income from the other malls and rental income from new retail areas created at Junction 8 and Tampines Mall also contributed to the increase in gross revenue.

Property operating expenses for the period was S$43.7 million, an increase of S$18.4 million or 72.9% compared with YTD Sep 2003. The higher operating expenses were mainly due to Plaza Singapura (S$2.3 million) and full 9 months expenses of S$16.6 million for IMM Building this year against S$5.6 million for 26 June 2003 to 30 September 2003.

YTD Sep 2004 interest income was S$3.8 million, an increase of S$3.7 million over the corresponding period in 2003 due to interest earned on investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses of $9.2 million for YTD Sep 2004 were S$3.8 million higher than last year due mainly to increase in asset management fees as a result of higher revenue and higher property value.

Finance costs were S$10.3 million for the period, S$4.1 million higher than last year due to additional borrowings of S$335.0 million taken up on 2 August 2004 to part finance the acquisition of Plaza Singapura and refinance the payment of the upfront land premium of IMM Building. The loan of S$125.0 million to part finance the acquisition of the IMM Building was only taken up in June 2003.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Income statement (Actual vs Forecast)

9(i)

	Actual 2 Aug – 30 Sep 2004 S$'000	Forecast [1] 2 Aug – 30 Sep 2004 S$'000	Increase / (Decrease) %
Gross rental income	31,741	31,415	1.0
Car park income	1,108	949	16.8
Other income	1,683	1,028	63.7
Gross revenue	**34,532**	**33,392**	**3.4**
Property management fees	(1,298)	(1,235)	5.1
Property tax	(3,018)	(2,667)	13.2
Other property operating expenses	(7,202)	(7,428)	(3.0)
Property operating expenses	**(11,518)**	**(11,330)**	**1.7**
Net property income	**23,014**	**22,062**	**4.3**
Interest income	790	835	(5.4)
Asset management fees	(2,390)	(2,038)	17.3
Trust expenses	(715)	(312)	129.2
Administrative expenses	**(3,105)**	**(2,350)**	**32.1**
Net investment income before finance costs and tax	**20,699**	**20,547**	**0.7**
Finance costs	(3,759)	(5,122)	(26.6)
Net investment income before tax	**16,940**	**15,425**	**9.8**
9(ii) Distribution statement			
Net investment income before tax	16,940	15,425	9.8
Net effect of non-tax deductible / (chargeable) items	2,034	2,745	(25.9)
Taxable income available for distribution to unitholders	**18,974**	**18,170**	**4.4**
Distribution per unit (in cents)			
For the period	1.57¢	1.51¢	4.0
Annualised	9.58¢	9.21¢	4.0

Footnote:
1. *Forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 30 September 2004.*

		Actual 2 Aug - 30 Sep 2004 S$'000	Forecast [1] 2 Aug - 30 Sep 2004 S$'000	Increase / (Decrease) %
9(iii)	**Breakdown of gross revenue**			
	Tampines Mall	7,710	7,852	(1.8)
	Junction 8	5,805	5,288	9.8
	Funan The IT Mall	3,777	3,574	5.7
	IMM Building	8,177	7,557	8.2
	Plaza Singapura	9,063	9,121	(0.6)
	Gross revenue	**34,532**	**33,392**	**3.4**

Footnote:

1. *Forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 30 September 2004.*

		Actual 2 Aug – 30 Sep 2004 S$'000	Forecast [1] 2 Aug - 30 Sep 2004 S$'000	Increase / (Decrease) %
9(iv)	**Breakdown of net property income**			
	Tampines Mall	5,885	5,454	7.9
	Junction 8	3,713	3,487	6.5
	Funan The IT Mall	2,360	2,098	12.5
	IMM Building	4,286	4,204	2.0
	Plaza Singapura	6,770	6,819	(0.7)
	Net property income	**23,014**	**22,062**	**4.3**

Footnote:

1. *Forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 30 September 2004.*

9(v) **Review of the performance**

Gross revenue for the period from 2 August 2004 to 30 September 2004 was S$34.5 million, an increase of S$1.1 million or 3.4% from the forecast for the same period. The higher revenue was mainly due to higher rental rates achieved on new and renewal leases and other income.

Property operating expenses was S$11.5 million, a marginal increase of S$0.2 million from forecast. This was due mainly to higher property tax which was partially mitigated by lower other property expenses.

Finance costs, which included amortised cost of raising debt, were lower than forecast by S$1.4 million because certain related cost of raising debt on the additional borrowings of S$335.0 million were capitalized and amortised instead of being charged to the income statement immediately as per the forecast.

10 **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

The Singapore economy registered growth of 12.5% in 2Q04, higher than the 7.5% in 1Q04. Total demand increased by 22.7% in 2Q04 compared with the 16% gain for the last quarter. External demand increased by 26% compared with 15% gain last quarter while gain for domestic demand at 13% for this quarter is lower than the 17.6% registered for the last quarter.

All major sectors, except construction, registered positive growth in 2Q04. Retail sales, excluding motor vehicles, grew by 9.3% this quarter compared with last quarter's growth of 2.9%. Growth rate of 37.6% was observed for hotel and restaurants, due to improvements in visitor arrivals and improving domestic consumer sentiments.

In consideration of the strong growth and favorable external factors, MTI has revised 2004 GDP growth forecast upwards to 8.0 – 9.0% from last quarter's forecast of 5.5 - 7.5%. The retail property market is expected to remain resilient this year with rentals expected to be stable, with possible rental hike expected for better managed malls.

Outlook for 2004

Given the actual performance for the first 9 months ended 30 September 2004, the Manager of CMT is confident to deliver the 2004 annualised distribution per unit forecast of 9.21 cents (as stated in the Offer Information Statement dated 20 July 2004) for the period after the acquisition of Plaza Singapura with potential upside, barring unforeseen circumstances.

11 **Distributions**

11(a) Current financial period

Any distributions declared for the current financial period? Nil

Name of distribution	: NA
Distribution type	: NA
Distribution rate	: NA
Par value of units	: NA
Tax rate	: NA
Remarks	: Distribution of 5.41 cents per Unit for the period from 1 January 2004 to 1 August 2004 were distributed on 27 August 2004

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Nil

11(c) Date payable

NA

11(d) Book closure date

NA

12 **If no distribution has been declared/recommended, a statement to that effect**

No distribution has been declared/recommended.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as Manager of CapitaMall Trust)

Jessica Lum

Company Secretary

19 October 2004

CapitaMall Trust

News Release

19 October 2004
For Immediate Release

CMT 3Q04[1] Distributable Income Exceeds Forecast by 4.1%

Strong renewals and step-up rentals lay foundation for sustainable growth

Singapore, 19 October 2004 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income to unitholders of S$18.97 million for the period 2 August 2004 to 30 September 2004, an increase of S$804,000 over the forecast[2] of S$18.17 million. Distribution Per Unit ("DPU") for the period is 1.57 cents (annualised 9.58 cents), which is 4.1% higher than the forecast DPU of 1.51 cents (annualised 9.21 cents). Given this DPU, the annualised distribution yield of units in CMT ("Units") is 5.64%, based on the closing price of CMT on 18 October 2004.

Given the actual performance over the last three quarters of 2004 and barring unforeseen circumstances, CMTML is confident of exceeding the 2004 annualised DPU forecast[2] of 9.21 cents.

Gross revenue for the period was S$34.53 million, an increase of S$1.1 million or 3.4% over the forecast[2]. Net Property Income for the enlarged portfolio also showed an increase of S$952,000 or 4.3% over the forecast[2]. The improved performance for the entire portfolio is largely due to higher rentals achieved on new and renewed leases, asset enhancement initiatives and other income. The positive results from the repositioning of Funan The IT Mall (Funan) is coming through this quarter with the Net Property Income for the property increasing a respectable 12.5% over forecast[2].

---

[1] 3Q04 refers to the period 2 August 2004 to 30 September 2004 (starting from the date of the acquisition of Plaza Singapura).

[2] The forecast is based on management's forecast in Plaza Singapura Circular dated 20 July 2004.

Sustainable Growth Going Ahead

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT's portfolio is now enlarged after the acquisition of Plaza Singapura. We are pleased to have exceeded the DPU forecast once again. This result is due to the manager's ability to continuously add value to its assets through proactive asset management and innovative asset enhancement initiatives. The improving economic conditions and consumer confidence level will sustain occupancy and rental rates in the retail property market. This provides an additional impetus for CMT to deliver sustainable distributions to unitholders."

Mr Pua Seck Guan, CEO of CMTML, added, "The strong renewal and tenant take-up rates, coupled with the organic growth built into our portfolio through step-up rentals, provide a good foundation for sustainable growth for CMT. We will continue to focus on tenancy remix, asset enhancement initiatives, and introduction of new ideas and concepts to drive DPU growth in the years ahead."

At Tampines Mall, installation of new escalators at Lobby A and travellators at Lobby B from Basement 1 to 3, have been completed. This has greatly improved customer traffic which in turn has led to increased retail sales for the mall. New tenants such as Popular Book Store, SingTel, and Gelare Café have all commenced business. They currently occupy areas created from both new and reconfigured spaces. Construction of an open landscape plaza on Level 4 is on track and is expected to complete by end-October. This plaza is built with family activities in mind, as it comes complete with a children's playground and stage facilities, which allows it to be the venue for various types of outdoor events.

At Junction 8, Phase 2A enhancement works has been completed with most tenants already trading. New tenants for Phase 2A include Din Tai Fung, Bread Talk, Swenson's, The Coffee Bean & Tea Leaf, Secret Recipe, Pastamania, Samuel and Kevin, Bossini, Lee Hwa Jewellery, and Fancl. Enhancement works for Phase 2B, which will have a focus on sports, electronics and young fashion labels, has commenced, and is scheduled to complete by end 2004. To date, 100% of Phase 2B retail units has been fully leased. Major tenants for Phase 2B include Sony Gallery, Atlas Hi-Fi, Royal Sporting House, 77th Street, POA, and 37 Degrees.

To increase the "IT" flavour of Funan, a free Wireless Internet access service ("Wi-Fi") was launched on 25 September 2004. Wi-Fi will provide great convenience to the IT-savvy shoppers who frequent the mall.

There is now an increased variety of food choices at IMM, with the opening of a new food court run by popular operators Kopitiam and Banquet. They occupy a combined area of approximately 17,500 sq ft. Installation of travellators is underway, and this is expected to be completed by end-November. Planning for Phase 2 enhancement works, which includes a new extension annex as well as the reconfiguration of NLA on Levels 1 to 3, has started. This phase of work is projected to commence in 2005.

CMT Won SIAS Investors' Choice Most Transparent Company Award 2004 – REITs Category

At the SIAS Investors' Choice Awards held in September, CMT won the Most Transparent Company Award 2004 under the new REITs Category. The category was introduced only just this year. Nominations were made by analysts, fund managers, and the media. The winners were selected based on various criteria, which includes timeliness, clarity, and comprehensiveness of information disclosed.

Said Mr Pua, "CMTML is honoured to have won this prestigious award, as it recognises CMT for being a well-run and transparent company. Maintaining open and timely communication with our investors is very important. We are very encouraged and remain committed to uphold a high level of corporate governance and transparency for CMT."

About CapitaMall Trust

CMT is the first listed REIT in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of five major shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan The IT Mall, IMM Building, and Plaza Singapura.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact :

Analyst Contact
Tong Ka-Pin
DID : (65) 6826 5856
Email : tong.ka-pin@capitaland.com.sg

Media Contact
Julie Ong
DID : (65) 6823 3541
Email : julie.ong@capitaland.com.sg

SHANGHAI XIN QING PROPERTY DEVELOPMENT CO., LTD – COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its 85% owned indirect subsidiary, Shanghai Xin Qing Property Development Co., Ltd ("Xin Qing"), a company incorporated in the People's Republic of China, has received approval from the Ministry of Foreign Trade and Economic Commission of the People's Republic of China, to proceed with its members' voluntary liquidation.

The remaining 15% of Xin Qing is owned by a party unrelated to the CapitaLand Group.

The liquidation of Xin Qing is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
21 October 2004

Submitted by Tan Wah Nam, Company Secretary on 21/10/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF 3RD QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

RHL annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 21/10/2004 to the SGX

MASNET No. 46 OF 21.10.2004
Announcement No. 54

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Date of Release of 3rd Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the 3rd Quarter ended 30 September 2004 on Thursday, 28 October 2004.

By Order of the Board

Emily Chin
Company Secretary
21 October 2004

Submitted by Emily Chin, Company Secretary on 21/10/2004 to the SGX

DATE OF RELEASE OF THIRD QUARTER 2004 FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results on Friday, 29 October 2004, for the 3rd quarter and nine months ended 30 September 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
22 October 2004

Submitted by Tan Wah Nam, Company Secretary on 22/10/2004 to the SGX

ESTABLISHMENT OF WHOLLY-OWNED SUBSIDIARY, MEZZO MANAGEMENT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Mezzo Management Pte Ltd ("Mezzo Management")
Principal Activity	:	Provision of corporate and other management services
Authorised Capital	:	S$100,000.00 divided into 100,000 ordinary shares of S$1.00 each
Paid-Up Capital	:	S$1.00 divided into 1 ordinary share of S$1.00 each

Mezzo Management is an indirect wholly-owned subsidiary of CapitaLand Financial Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
22 October 2004

Submitted by Tan Wah Nam, Company Secretary on 22/10/2004 to the SGX

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ASCOTT OPENS LUXURY-TIER SERVICED RESIDENCE IN BANGKOK CBD"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.

Ascott news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 22/10/2004 to the SGX

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6 220 8222
Facsimile
(65) 6 227 2220
Website
www.the-ascott.com
A member of CapitaLand

October 22, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Opens Luxury-Tier Serviced Residence In Bangkok CBD

The Ascott Group, a leading international serviced residence operator, is launching its first luxury-tier serviced residence in Bangkok, the 177-unit The Ascott Sathorn, at end October.

The property will be officially opened by Thailand's Deputy Prime Minister, Mr Chaturon Chaisang, and Singapore's Minister of National Development, Mr Mah Bow Tan, on Tuesday Oct 26 in Bangkok.

Ascott's fourth property in the city, The Ascott Sathorn will extend its penetration of Bangkok's market to the luxury segment. The group is the largest international serviced residence operator in Bangkok.

The Ascott Sathorn boasts prime location in the central business district, minutes from the Silom and Sukhumvit shopping and business areas, and a short walk to the Chong Nonsi and Surasak skytrain stations.

Purpose-built to be one of Ascott's finest flagship residences in Asia Pacific and to set new industry benchmarks, the property features some of the most luxurious interior fittings and facilities in serviced residences.

In the hospitality industry, it is the first in Bangkok to offer wireless internet connectivity throughout, and features one of the largest health centres in Asia Pacific at 3,500 sq metres. The health complex has a large gym with sophisticated fitness equipment, swimming pool, jacuzzi, steam and sauna rooms, and a spa with massage and therapeutic facilities.

Ascott's chairman, Mr Lim Chin Beng, said: "The Ascott Sathorn will reinforce the group's leadership of Bangkok's upper tier serviced residence market, where it already commands a 14 per cent market share. We expect continued healthy demand for serviced apartments in the central business district, as the expatriate population expands with the increasing foreign business activity in Bangkok."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more-

Mr Liew Mun Leong, Ascott's deputy chairman and president and CEO of its parent company, CapitaLand Limited, said: "Thailand is increasingly an important gateway city for the Capitaland Group. We have increased our presence in the country through joint ventures with prominent partners, such as the TCC Group, to grow CapitaLand's real estate and hospitality businesses.

"With its GDP growth forecast at 6.4 per cent, and foreign direct investment to increase to US$2 billion this year, Thailand will have a robust economic and investment climate. Bangkok's higher profile as a business and air hub has spurred greater interest from foreign companies, and more multinational firms have expanded their business in the country. We are confident that demand for internationally-managed serviced residences will remain strong."

Mr Cameron Ong, Ascott's chief executive officer, said: "Thailand is seeing the higher participation of foreign companies with its major new infrastructural projects, and emphasis on high tech, communications and R&D. We expect more project based expatriates working for multinational companies in the financial services, insurance, consulting and telecommunications sectors at our residences."

The Ascott Group operates more than 13,800 serviced apartments in 40 cities in 17 countries across Asia, Europe, Australia and New Zealand. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Luxury Interiors

The Ascott Sathorn is the group's eighth luxury-tier serviced residence worldwide. Targeted at top executives, the residence features state-of-the-art communications equipment. Guests can access wireless Internet in their apartments or anywhere in the property, and meeting rooms provide extensive video conferencing and audio-visual equipment.

Its designer studio and one to three-bedroom suites feature the latest home theatre systems in spacious living rooms. The bedrooms boast king-sized beds, feather bedding and marble bathrooms, while the fully-equipped kitchens are stocked with fine-bone china. Other facilities include a business centre, residents' lounge, cafes and fine dining restaurants.

Occupancies at The Ascott Sathorn will benefit from the group's large customer base of multinational companies, international sales and marketing network and global operational infrastructure.

In Bangkok, the group also operates the 152-unit Somerset Suwan Park View, 358-unit Somerset Lake Point and 127-unit Omni Tower serviced residences.

Ascott's serviced residences help guests and their families settle down in an unfamiliar city by offering a supportive community, and organising activities to help them build networks, understand the culture and lifestyle, and enjoy family recreation.

Last month, Ascott announced its market entry into Seoul with a 348-unit serviced residence; and in Suzhou, China with the 167-unit Somerset Chongrui. It also announced the 239-unit Citadines Jinqiao, its first mid-tier Citadines brand serviced residence in Asia, in Shanghai's prime Huang Pu business district.

Citadines is Europe's largest branded serviced residence chain with 5,000 serviced apartments in France, Belgium, Germany, Spain and UK. Ascott will complete its acquisition of the Citadines chain at end October.

Worldwide, Ascott manages the luxury-tier The Ascott, upper-tier Somerset and mid-tier Citadines brands of serviced residences.

The serviced residence opening is not expected to have any material impact on the group's financial results for the current financial year.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 22, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

About Ascott's Other Serviced Residences in Bangkok

Somerset Suwan Park View – 152 units
Centrally located on Wireless and Tonson roads, the residence is near embassies and the offices of major international companies. It is close to the Ploenchit skytrain and 20-minutes' drive to Don Muang International Airport. Facilities include a swimming pool, gym, steam and sauna rooms, restaurants and a business centre. Units range from one to three-bedroom suites.

Somerset Lake Point – 358 units
Located in the trendy Sukhumvit district, the residence is near restaurants, entertainment spots and shopping centres. It is connected by a walkway to Asoke Skytrain station. Facilities include two swimming pools, restaurants and a business centre. Units range from studio to two-bedroom suites.

Omni Tower - 127 units
The residence is near the Sukhumvit shopping and entertainment strip. It is also close to the shopping districts of Chidlom, Rama I and Silom. Facilities include a swimming pool, business centre and gym. Units range from studio to two-bedroom suites.

About The Ascott Group
The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. Earlier this year, it took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

MASNET No. 81 OF 25.10.2004
Announcement No. 81

CAPITALAND LIMITED (REG. NO. 198900036N)

JOINT VENTURE IN INDIA

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, PREMAS Investments Pte Ltd ("PREMAS"), has today entered into a joint venture agreement with Vipul Facility Management Private Limited ("Vipul"), a company registered in New Delhi, India, for the establishment of VIPUL PREMAS (INDIA) PRIVATE LIMITED ("JV Company"), a limited liability company to be incorporated in New Delhi.

The JV Company will provide integrated facility and property management services.

The JV Company will be capitalized at Indian Rupees 10 million (approximately S$360,000) through the issue of 1,000,000 ordinary shares of Indian Rupees 10 each. PREMAS and Vipul will hold the issued share capital of the JV Company in equal proportions.

Vipul Group is an established respected and fast growing diversified conglomerate which has leadership position in infrastructure, real estate and building services business in India. Vipul, a leading organization in the group, has emerged as one of the fastest growing facility management companies in India managing over 2.5 million sq.ft. of prestigious buildings around India.

The joint venture will provide CapitaLand with a strategic platform to tap on the facilities management opportunities in India.

The joint venture is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the joint venture.

By Order of the Board

Tan Wah Nam
Company Secretary
25 October 2004

Submitted by Tan Wah Nam, Company Secretary on 25/10/2004 to the SGX

INTEREST ON CONVERTIBLE BONDS DUE 2007

RECEIVED

2004 NOV 15 A 9:50

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the fifth interest payment (the "Interest Payment") on the S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds"), convertible into new ordinary shares of S$1.00 each in the capital of CapitaLand, shall be made on 3 November 2004 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 0.625 per cent. per annum, payable semi-annually in arrear on 3 May and 3 November in each year (each an "Interest Payment Date"), commencing 3 November 2002. Each Convertible Bond will cease to bear interest, inter alia, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore
25 October 2004

Submitted by Tan Wah Nam, Company Secretary on 25/10/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "RESULTS FOR NINE MONTHS TO 30 SEPTEMBER 2004"

CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.

APG annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 25/10/2004 to the SGX

ASX ANNOUNCEMENT

25 October 2004

RESULTS FOR NINE MONTHS TO 30 SEPTEMBER 2004

Australand Property Group today announced that the unaudited net profit after tax for the nine months to 30 September 2004 was approximately 50% of its full year forecast of $144 million.

The pattern of profit emergence during 2004 is consistent with prior years whereby approximately 50% of the Group's development profits crystallise during the December quarter and barring unforeseen circumstances, a full year net profit after tax of $144 million is still expected to be achieved.

For further information, please contact:

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "(1) UNAUDITED RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2004 AND (2) ASCOTT'S THIRD QUARTER PROFIT JUMPS 300 PER CENT TO S$28.9 MILLION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott") has today issued an announcement and a news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 26/10/2004 to the SGX

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6 220 8222
Facsimile
(65) 6 227 2220
Website
www.the-ascott.com
A member of CapitaLand

October 26, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott's Third Quarter Profit Jumps 300 Per Cent to S$28.9 million

Group	*Q3 04 S$ m*	*Q3 03 S$ m*	*change*	*9 Mths 04 S$ m*	*9 Mths 03 S$ m*	*Change*
Revenue	**51.2**	46.6	*10%*	**156.6**	147.8	*6%*
Profit Before Tax	**35.9**	12.2	*194%*	**65.6**	36.2	*81%*
Net Profit	**28.9**	7.2	*301%*	**46.5**	21.7	*115%*
Earnings Per Share (diluted)	**1.85 cts**	0.46 cts	–	**2.98 cts**	1.40 cts	--
Net Asset Value Per Share	--	--	–	**80.3 cts** at end Sep 2004	80.1 cts at end Dec 2003	-

Ascott's third quarter net profit surged 300 per cent to S$28.9 million compared to a year ago.

This was due to a net gain of S$24 million from the sale of Scotts Shopping Centre and The Ascott Singapore, after offsetting one-off provisions mainly for certain non-core investments in China.

Third quarter group revenue rose 10 per cent to S$51.2 million, driven by higher sales from the core serviced residence business. This core serviced residence revenue was up 14 per cent to S$42.8 million, from growth in the group's Singapore, Asia and Europe markets, and new Australian properties.

First Nine Months
The group's net profit, for the first nine months this year, jumped 115 per cent to S$46.5 million from a year ago.

This included S$36.9 million gains from the sale of its interest in properties in Singapore, Malaysia and Thailand, in line with its strategy to increase its capital productivity, partly offset by one-off provisions of S$6.9 million.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Net profit for the core serviced residence business increased by S$3.2 million to S$7.6 million, in the first nine months, due to the stronger performance of its serviced residences in Singapore, China, Vietnam and Europe.

Group revenue for the first nine months went up six per cent to S$156.6 million. Revenue from the core serviced residence business rose 15 per cent to S$125.9 million, and more than offset the lower revenues from the non-core retail and residential segments, which are being phased out.

The winding down of the non-core segments is in line with the group's strategy to redeploy resources and focus on growing its global serviced residence business.

Stronger Platform For Earnings Growth
Ascott's chairman, Mr Lim Chin Beng, said that the business outlook for the global hospitality industry remains positive for the fourth quarter this year. The group's profit for 2004 is expected to be higher than last year's.

He added: "Once Ascott completes the acquisition of the Citadines serviced residence chain at end October, it will have a ready operational infrastructure across 18 cities in Europe, and a stronger platform for earnings growth."

Citadines is Europe's largest branded serviced residence chain with 5,000 apartments in France, Belgium, Germany, Spain and UK.

Mr Liew Mun Leong, Ascott's deputy chairman and president and CEO of its parent company, CapitaLand Limited, said: "Ascott has embarked on a programme to rationalise its assets and to actively improve its capital productivity.

"In line with its asset light strategy, Ascott will focus on securing more management contracts to increase its fee-based income and grow its portfolio. Over the last quarter, Ascott's management has been on target in securing three new management contracts, entered into new markets, namely the Seoul and Suzhou markets, and introduced the Citadines brand into China."

In September, Ascott clinched the contracts for a 348-unit Somerset serviced residence in Seoul, the 167-unit Somerset Chongrui in Suzhou, and 239-unit Citadines Jinqiao in Shanghai, its first Citadines property in Asia.

Improved Performance in Asia and Europe
Mr Cameron Ong, Ascott's chief executive officer, said: "The serviced residences in Singapore, China, Vietnam and Europe have achieved stronger performance mainly through revenue growth from vigorous sales and marketing activities. We will also launch the mid-tier Citadines brand to tap new customer segments in China and soon Southeast Asia, while leveraging on our substantial operational and marketing infrastructure in these countries.

'In Australia, occupancies at the group's three start-up properties in Sydney and Melbourne were low earlier in the quarter, dragging the overall country performance. The properties have since improved their occupancies."

The Ascott Sathorn Bangkok Opened Today
The group's luxury The Ascott Sathorn serviced residence in Bangkok was opened today (Oct 26) by Thailand's Deputy Prime Minister, Mr Chaturon Chaisang, and Singapore's Minister of National Development, Mr Mah Bow Tan.

The 177-unit residence boasts prime location in the central business district, close to Silom and Sukhumvit, and two skytrain stations.

Purpose-built to be one of Ascott's finest flagship residences in Asia Pacific and to set new industry benchmarks, the property features some of the most luxurious interior fittings and facilities in serviced residences.

In the hospitality industry, it is the first in Bangkok to offer wireless internet connectivity throughout, and features one of the largest health centres in Asia Pacific at 3,500 sq metres.

Ascott's fourth property in Bangkok, The Ascott Sathorn will reinforce the group's leadership in the city's serviced residence market, where it is already the largest international operator.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 26, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

About The Ascott Group
The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. Earlier this year, it took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

UNAUDITED RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2004

TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 3 months ended 30 September 2004 S$'000	2003 S$'000	% +/-	GROUP 9 months ended 30 September 2004 S$'000	2003 S$'000	% +/-
Revenue		51,176	46,644	10%	156,598	147,811	6%
Cost of sales		(35,998)	(30,475)	18%	(109,669)	(96,707)	13%
Gross profit	A.1	15,178	16,169	-6%	46,929	51,104	-8%
Other operating income		1,435	1,876	-24%	3,977	5,126	-22%
Administrative expenses		(7,260)	(7,042)	3%	(20,215)	(20,213)	-
Other operating expenses	A.2	(2,035)	(185)	1,000%	(2,154)	(337)	539%
Profit from operations		7,318	10,818	-32%	28,537	35,680	-20%
Share of profits of							
- Associates	A.3	1,358	788	72%	3,427	1,252	174%
- Jointly controlled entities	A.3	6,073	4,500	35%	16,247	9,135	78%
Profit from disposal of							
-Discontinued operations	A.4	23,845	-	n.m.	23,845	2,186	991%
-Investment property	A.5	7,046	-	n.m.	7,046	-	n.m.
-Jointly controlled entity	A.6	-	-	n.m.	4,814	-	n.m.
Impairment loss	A.7	(4,975)	-	n.m.	(4,975)	-	n.m.
Foreign exchange gain/(loss)		(989)	205	n.m.	(224)	(640)	-65%
Interest income		2,319	1,537	51%	5,927	4,707	26%
Finance costs	A.8	(6,053)	(5,606)	8%	(19,081)	(16,120)	18%
Profit from ordinary activities before taxation		35,942	12,242	194%	65,563	36,200	81%
Taxation	A.9	(5,237)	(3,530)	48%	(14,023)	(10,054)	39%
Profit from ordinary activities after taxation		30,705	8,712	252%	51,540	26,146	97%
Minority interests		(1,758)	(1,494)	18%	(5,005)	(4,462)	12%
Net profit attributable to shareholders		28,947	7,218	301%	46,535	21,684	115%

Note :

In prior years, the Group's leasehold land and buildings in China, Indonesia and Vietnam were accounted for as property, plant and equipment and depreciated over the respective lease periods. With effect from FY2003, these leasehold land and buildings are accounted for as investment properties. This change in accounting policy is to better reflect the economic substance of the Group's investment in these properties.

The change had been accounted for retrospectively in the FY2003 financial statements. Accordingly, the comparative 2003 figures have been restated to take into account the retrospective reversal of depreciation charged on these leasehold land and buildings.

1(a)(ii) Explanatory Notes to Income Statement

A.1 Revenue, Cost of Sales and Gross Profit

Revenue for 3Q 2004 and 9 months 2004 were S$51.2 million and S$156.6 million respectively, an improvement of 10% and 6% from the corresponding period last year. The growth in revenue was mainly from the serviced residence business partly offset by lower revenue from retail and residential businesses, in line with the Group's strategy to phase out of the retail and residential businesses and focus on the core serviced residence business.

Revenue for the core serviced residence business for 3Q 2004 increased 14% to S$42.8 million from S$37.6 million in 3Q 2003. Revenue for 9 months 2004 was S$125.9 million versus S$109.2 million in 2003, an increase of 15%. The increase in revenue in the core serviced residence business was principally due to growth in Singapore, Asia and Europe markets and the new properties that were launched in 4Q 2003 in Australia.

The gross profit decline was due to lower contributions from the non-serviced residence business and start up losses from the new properties in Australia.

A.2 Other operating expenses

These included one-off adjustments to prior year results in Australia of about S$1.9 million.

A.3 Share of Associates and Jointly Controlled Entities Results

	ASSOCIATES 3 months ended 30 September			ASSOCIATES 9 months ended 30 September		
	2004 S$'000	2003 S$'000	% +/-	2004 S$'000	2003 S$'000	% +/-
Revenue	4,633	3,171	46%	12,365	8,789	41%
Profit from operations (EBITDA)	2,264	1,722	31%	5,390	4,155	30%
Profit from disposal of assets	2	-	n.m.	618	-	n.m.
Depreciation and amortisation	(453)	(527)	-14%	(1,296)	(1,532)	-15%
Foreign exchange gain/(loss)	(2)	21	n.m.	(13)	19	n.m.
Interest income	9	-	n.m.	17	-	n.m.
Finance costs	(462)	(428)	8%	(1,289)	(1,390)	-7%
Profit from ordinary activities before taxation	1,358	788	72%	3,427	1,252	174%

The Group's share of profit before tax of associates for both 3Q 2004 and 9 months 2004 were higher than last year due to stronger operating performance in China and Malaysia. The results for 9 months 2004 also included S$0.6 million gain on sale of penthouse units in The Ascott Kuala Lumpur.

A.3 <u>Share of Associates and Jointly Controlled Entities Results (cont'd)</u>

	JOINTLY CONTROLLED ENTITIES 3 months ended 30 September			JOINTLY CONTROLLED ENTITIES 9 months ended 30 September		
	2004 S$'000	2003 S$'000	% +/-	2004 S$'000	2003 S$'000	% +/-
Revenue	37,554	36,891	2%	104,688	81,207	29%
Profit from operations (EBITDA)	13,757	12,741	8%	38,113	28,693	33%
Profit from disposal of assets	-	1,141	n.m.	564	4,951	-89%
Depreciation and amortisation	(1,872)	(3,318)	-44%	(4,446)	(7,799)	-43%
Foreign exchange gain/(loss)	(9)	43	n.m.	24	70	-66%
Interest income	13	-	n.m.	78	-	n.m.
Finance costs	(5,816)	(6,107)	-5%	(18,086)	(16,780)	8%
Profit from ordinary activities before taxation	6,073	4,500	35%	16,247	9,135	78%

Stronger operating performance by Citadines and UK residences contributed mainly to the higher share of profit before taxation for both 3Q 2004 and 9 months 2004.

The Group's share of profit before taxation of jointly controlled entities in 9 months 2004 also included the share of Citadines' results for nine months as compared to seven months for 2003. The acquisition of the first 50% interest in Citadines was completed on 28 February 2003.

Profit from sale of properties included in the Group's share of results of jointly controlled entities in 2004 was from sale of the Sky Villa residential units in Thailand and in 2003 from the sale of Kallista residences in Thailand.

A.4 <u>Profit from disposal of discontinued operations</u>

This related to the gain arising from the sale of Scotts Shopping Centre in September 2004. Last year's gain arose from the disposal of the fixed assets in Scotts Picnic Food Court in Kuala Lumpur in March 2003.

A.5 <u>Profit from disposal of investment property</u>

This related to the gain arising from the sale of The Ascott Singapore in September 2004.

A.6 <u>Profit from disposal of jointly controlled entity</u>

This related to the gain arising from the disposal of the Group's equity interest in IP Thai Property Fund in 2Q 2004. The sale is in line with the Group's strategy to go asset-light and increase fee-based income. The Group continues to manage the serviced residence after the sale.

A.7 Impairment loss

The impairment loss was for dimunition in value of the Group's non-core investments in China.

A.8 Finance costs

Finance costs for 9 months 2004 increased by 18% to S$19.1 million due to finance costs incurred for the acquisition of Citadines. There was only seven months' charge in 9 months 2003 as compared to the full nine months for 2004.

A.9 Taxation

The Group's tax charge for 3Q 2004 is lower than that arrived at by applying the statutory tax rate to profit before taxation mainly due to certain divestment gains not subject to tax. The Group's tax charge for 9 months 2004 included the share of Citadines' tax charge of S$1.4 million pertaining to 2003.

A.10 Profit before taxation includes the following significant items:

	GROUP 3 months ended 30 September			GROUP 9 months ended 30 September		
	2004 S$'000	2003 S$'000	% +/-	2004 S$'000	2003 S$'000	% +/-
Depreciation and amortisation	(2,530)	(2,685)	-6%	(7,162)	(7,854)	-9%
Staff costs	(11,744)	(11,512)	2%	(36,556)	(35,436)	3%
Profit on sale of residential properties	-	-	n.m.	772	1,530	-49%

A.11 Earnings before interest, taxation, depreciation and amortisation ("EBITDA"):

	GROUP 3 months ended 30 September			GROUP 9 months ended 30 September		
	2004 S$'000	2003 S$'000	% +/-	2004 S$'000	2003 S$'000	% +/-
Profit from operations	7,318	10,818	-32%	28,537	35,680	-20%
Add:						
Depreciation and amortisation	2,530	2,685	-6%	7,162	7,854	-9%
Other provisions	1,898	-	n.m.	1,898	-	n.m.
EBITDA	11,746	13,503	-13%	37,597	43,534	-14%

1(b)(i) BALANCE SHEET

	Note	GROUP 30/09/2004 S$'000	GROUP 31/12/2003 S$'000	COMPANY 30/09/2004 S$'000	COMPANY 31/12/2003 S$'000
Non-Current Assets					
Property, plant and equipment		59,402	60,124	949	2,502
Investment properties	A.12	1,045,358	1,379,959	-	330,000
Properties under development		17,231	16,999	-	-
Interest in subsidiaries		-	-	323,627	385,199
Interest in associates		48,994	39,009	2,956	2,961
Interest in jointly controlled entities		384,859	396,736	-	-
Other financial assets		775	6,741	-	-
Deferred tax assets		3,317	3,763	-	-
Goodwill on consolidation		8,791	9,631	-	-
		1,568,727	1,912,962	327,532	720,662
Current Assets					
Properties held for sale		24,069	27,600	-	-
Inventories		952	951	-	-
Trade and other receivables		134,098	132,549	246,176	163,637
Other financial assets		206	118	-	-
Cash and bank balances	A.13	121,456	88,621	256	1,501
		280,781	249,839	246,432	165,138
Current Liabilities					
Bank overdraft (unsecured)		(5,123)	-	-	-
Trade and other payables		(142,804)	(137,467)	(62,026)	(187,933)
Bank loans - current portion	A.12	(256,015)	(203,235)	-	-
Current tax payable		(15,093)	(14,727)	(4,535)	(3,529)
		(419,035)	(355,429)	(66,561)	(191,462)
Net Current Liabilities		(138,254)	(105,590)	179,871	(26,324)
		1,430,473	1,807,372	507,403	694,338
Non-Current Liabilities					
Loans and borrowings	A.12	(61,749)	(445,331)	-	(194,218)
Deferred income		(8,661)	(8,578)	-	-
Deferred taxation		(10,635)	(11,464)	(607)	(1,509)
		(81,045)	(465,373)	(607)	(195,727)
Less :					
Minority interests		(96,536)	(95,901)	-	-
Amounts due to minority shareholders		(4,158)	(4,175)	-	-
		(100,694)	(100,076)	-	
Net Assets		1,248,734	1,241,923	506,796	498,611
Capital and Reserves					
Share capital		310,839	310,263	310,839	310,263
Reserves		937,895	931,660	195,957	188,348
Shareholders' Equity		1,248,734	1,241,923	506,796	498,611

Explanatory Notes to Balance Sheet

A.12 The decrease in investment properties from S$1,380.0 million as at 31 December 2003 to S$1,045.4 million as at 30 September 2004 was mainly due to the disposal of the Group's interest in Scotts Shopping Centre and The Ascott Singapore, completed on 7 September 2004. The gross sales proceeds of approximately S$345.0 million were largely utilised to repay bank loans.

A.13 The cash and bank balances of S$121.5 million were retained to fund the acquisition of the remaining interest in Citadines scheduled to be completed on 29th October 2004.

1(b)(ii) Group Borrowings

		As at 30/09/2004 S$'000	As at 31/12/2003 S$'000
Repayable in one year or less or on demand			
- Secured	(a)	45,278	118,809
- Unsecured	(b)	215,860	84,426
		261,138	203,235
Repayable after one year			
- Secured	(a)	61,749	319,121
- Unsecured	(b)	-	126,210
		61,749	445,331
Total		322,887	648,566

(a) The proceeds from sale of Scotts Shopping Centre and The Ascott Singapore were largely utilised to pay down secured loans.

(b) S$126.2 million unsecured loans which were repayable after one year as at 31 December 2003 had been reclassified as repayable within one year.

Details of collateral

The borrowings of the Group are generally secured by :

- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale with an aggregate carrying value of S$441.9 million (31/12/03: S$773.9 million);

- Pledge of shares of some subsidiaries;

- Pledge of fixed deposits of S$19.4 million (31/12/03: S$21.5 million) of a subsidiary; and

- Assignment of all rights and benefits with respect to the properties.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	3 months ended		9 months ended	
	30/09/2004	30/09/2003	30/09/2004	30/09/2003
	S$'000	S$'000	S$'000	S$'000
Operating Activities				
Net profit before taxation and minority interests	35,942	12,242	65,563	36,200
Adjustments for:				
Amortisation of deferred income	(1,669)	(608)	(3,037)	(1,799)
Depreciation of property, plant and equipment & amortisation of goodwill	2,530	2,685	7,162	7,854
Gain on disposal of:-				
- properties held for sale	-	-	(772)	(1,530)
- property, plant and equipment	(22)	-	(25)	(2,137)
- jointly controlled entity	-	-	(4,814)	-
- discontinued operations	(23,845)	-	(23,845)	-
- investment properties	(7,046)	-	(7,046)	-
Impairment loss provision	4,975	(81)	4,975	(81)
Interest expense	5,975	4,636	18,828	14,954
Interest income	(2,319)	(1,537)	(5,927)	(4,707)
Share of profits of associates	(1,358)	(788)	(3,427)	(1,252)
Share of profits of jointly controlled entities	(6,073)	(4,500)	(16,247)	(9,135)
Cashflow before changes in working capital	7,090	12,049	31,388	38,367
(Increase)/Decrease in Working Capital:				
Properties held for sale	2,859	(26)	3,803	9,273
Trade and other receivables	7,405	(2,494)	1,005	799
Other current assets	(126)	(47)	(172)	(360)
Trade and other payables	10,077	(6,919)	8,470	(18,599)
Cash generated from operations	27,305	2,563	44,494	29,480
Income tax paid	(2,780)	(2,043)	(7,281)	(8,051)
Proceeds from sale of golf memberships	560	582	3,179	1,598
Net cash inflow from operating activities	25,085	1,102	40,392	23,027
Investing Activities				
Interest received	2,194	1,537	5,788	4,707
Acquisition of property, plant and equipment	(2,753)	(3,936)	(7,795)	(9,778)
Proceeds from disposal of :-				
- property, plant and equipment	46	1,787	140	2,458
- investment property	345,000	-	345,000	-
- subsidiary	-	45,182	-	45,182
- jointly controlled entity	-	-	22,863	-
Acquisition of subsidiary	-	(8)	-	(1,100)
Capital reduction in a jointly controlled entity and long-term investment	1,182	-	4,739	-
Investment in associates and jointly controlled entities	(10,115)	(18,684)	(21,964)	(209,347)
Dividends from jointly controlled entities	5,209	-	7,265	13,962
Proceeds from settlement of legal case *	2,000	-	2,000	-
Other investing cashflow	(149)	(2,086)	(209)	(1,758)
Net cash inflow/(outflow) from investing activities	342,614	23,792	357,827	(155,674)
Financing Activities				
Proceeds from share issue	443	-	970	-
Interest paid	(7,745)	(4,636)	(20,058)	(14,954)
Dividends paid	-	32	(14,899)	(20,445)
Dividends paid to minority interests	(4,550)	-	(4,550)	-
Fixed deposits pledged as securities	(13)	1,326	1,940	3,978
(Repayment of) / proceeds from bank borrowings	(325,637)	(29,196)	(330,390)	160,248
Other financing cashflow	5,308	34	(1,316)	34
Net cash (outflow)/inflow from financing activities	(332,194)	(32,440)	(368,303)	128,861

* The proceeds from settlement of legal case was for recovery of renovation costs incurred in previous years for a Retail ex-tenant.

	3 months ended		9 months ended	
	30/09/2004 S$'000	30/09/2003 S$'000	30/09/2004 S$'000	30/09/2003 S$'000
Increase/(Decrease) in cash & cash equivalents	35,505	(7,546)	29,916	(3,786)
Cash and cash equivalents at beginning of the period	61,435	59,205	67,170	55,169
Effect of exchange rate changes on balances held in foreign currencies	25	(96)	(121)	180
Cash and cash equivalents at end of the period	96,965	51,563	96,965	51,563

Cash and cash equivalents at end of period comprises :

Cash & Bank Balances	121,456	73,887
Fixed deposits pledged as security for term loan	(19,368)	(22,324)
Bank overdraft	(5,123)	-
Cash and cash equivalents at end of the period	96,965	51,563

Explanatory notes to Cash flow Statement

There are no material changes to the Cashflow Statement line items in 3Q2004, except for the investing inflow of S$345.0 million from the sale of Scotts Shopping Centre and The Ascott Singapore, of which S$305.0 million went towards the repayment of bank borrowings.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

	Share Capital S$'000	Share Premium S$'000	Revaluation Reserve S$'000	Reserve on Consol S$'000	Statutory Reserve S$'000	Capital Reduction Reserve S$'000	Merger Reserve S$'000	Other Capital Reserve S$'000	Revenue Reserve S$'000	Foreign Currency Translation Reserve S$'000
GROUP										
At 1 July 2004	310,577	291,522	137,483	10,958	198	95,136	396,000	5,474	14,546	(24,437)
Issue of shares under Share Option Plan	262	186	-	-	-	-	-	-	-	-
Foreign exchange differences	-	-	-	-	-	-	-	-	-	514
Realisation of revaluation surplus on disposal of investment property	-	-	(18,695)	-	-	-	-	-	-	-
Share of surplus on revaluation of investment properties of associates and jointly controlled entities	-	-	(9)	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	-	-	-	28,947	-
Translation adjustment	-	-	67	-	5	-	-	-	-	-
Transfer from/(to)	-	-	-	-	95	-	-	-	(95)	-
At 30 September 2004	310,839	291,708	118,846	10,958	298	95,136	396,000	5,474	43,398	(23,923)

	Share Capital	Share Premium.	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Other Capital Reserve	Revenue Reserve	Foreign Currency Translation Reserve
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
At 1 July 2003	309,918	291,076	139,311	10,148	146	95,136	396,000	5,474	7,900	(11,030)
Issue of shares under Share Option Plan	21	13	-	-	-	-	-	-	-	-
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(453)
Share of deficit on revaluation of investment properties of associates and jointly controlled entities	-	-	(960)	-	-	-	-	-	-	-
Released upon disposal of subsidiary	-	-	-	810	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	-	-	-	7,218	-
Dividends paid	-	-	-	-	-	-	-	-	-	-
Translation adjustment	-	-	205	-	(2)	-	-	-	-	-
At 30 September 2003	309,939	291,089	138,556	10,958	144	95,136	396,000	5,474	15,118	(11,483)
COMPANY										
At 1 July 2004	310,577	49,041	18,695	-	-	95,136	-	-	22,330	(878)
Issue of shares under *Share Option Plan*	262	186	-	-	-	-	-	-	-	-
Foreign currency translation *differences*	-	-	-	-	-	-	-	-	-	454
Realisation of revaluation surplus on disposal of investment property	-	-	(18,695)	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	-	-	-	29,688	-
Dividends paid	-	-	-	-	-	-	-	-	-	-
At 30 September 2004	310,839	49,227	-	-	-	95,136	-	-	52,018	(424)
At 1 July 2003	309,918	48,596	18,695	-	-	95,136	-	-	20,816	91
Issue of shares under Share Option Plan	21	13	-	-	-	-	-	-	-	-
Foreign currency translation differences	-	-	-	-	-	-	-	-	-	490
Profit for the period	-	-	-	-	-	-	-	-	(528)	-
Dividends paid	-	-	-	-	-	-	-	-	-	-
At 30 September 2003	309,939	48,609	18,695	-	-	95,136	-	-	20,288	581

1(d)(ii) **Share Capital**

Since the last financial year ended 31 December 2003, the issued and paid up capital of the Company increased by S$574,952 to S$310,838,268 as a result of the exercise of share options by some participants of The Ascott Share Option Plan (the "Plan").

Share Options

As at 30 September 2004, there were 52,263,250 (30/09/03: 54,930,000) unissued ordinary shares of S$0.20 each of the Company under the Plan. Movements are as follows:

As at 1 January 2004	52,389,000
Granted during the financial period	11,232,000
Cancelled/Lapsed during the financial period	(8,393,000)
Exercised during the financial period	(2,964,750)
As at 30 September 2004	52,263,250

Performance Shares

As at 30 September 2004, there were 3,200,000 (30/9/04: 3,200,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. Movements are as follows:

As at 1 January 2004	3,200,000
Granted during the financial period	1,000,000
Cancelled/Lapsed during the financial period	(1,000,000)
As at 30 September 2004	3,200,000

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable.

6. **Earnings in cents per ordinary share based on profits attributable to Members of the Company**

	GROUP 3 months ended		GROUP 9 months ended	
	30/09/2004	30/09/2003	30/09/2004	30/09/2003
(i) Based on existing issued share capital (cts) #	1.86	0.47	3.00	1.40
(ii) On a fully diluted basis (cts) +	1.85	0.46	2.98	1.40

Net earnings per share calculation is based on the weighted average number of 1,552,678,203 shares of S$0.20 each in issue in 9 months 2004 (9 months 2003: 1,549,628,759 shares) taking into consideration the issue of 2,964,750 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,561,078,414 shares of S$0.20 each in issue for 9 months 2004 (9 months 2003: 1,552,398,896 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	GROUP	
	30/09/2004	31/12/2003
NAV per share	80.3	80.1

Net asset value per share calculation is based on the issued shares of 1,554,191,342 as at 30 September 2004 (31 December 2003: 1,551,316,592 shares).

8(i) **Group Performance Review**

	3 months ended 30 September				9 months ended 30 September			
	2004	2003	Variance		2004	2003	Variance	
	$' million		+/-	%	$' million		+/-	%
Net Profit								
Operating Profit	4.9	6.1	(1.2)	*(20)*	16.5	14.6	1.9	*13*
Profit from disposal of investments & assets	30.9	1.1	29.8	*2,709*	36.9	7.1	29.8	*420*
One-off provisions	(6.9)	-	(6.9)	*n.m.*	(6.9)	-	(6.9)	*n.m.*
Net Profit	28.9	7.2	21.7	*301*	46.5	21.7	24.8	*115*

3 months ended 30 September 2004 ("3Q 2004")

Net profit attributable to shareholders increased threefold from S$7.2 million in 3Q 2003 to S$28.9 million in 3Q 2004. The third quarter performance was achieved on the back of a S$30.9 million gain from the sale of Scotts Shopping Centre and The Ascott Singapore. Included in the current quarter's results are one-off provisions of approximately S$6.9 million made by the Group, mainly for certain non-core investments in China. Excluding the effects of divestment gains and one-off provisions, core serviced residence business contributed a net profit of S$2.6 million. This was led by better performances of the Group's operations in Singapore, China, Vietnam and Europe, partly offset by higher start-up losses in Australia. Comparing the 3Q 2004 results to 3Q 2003, they were lower by S$0.8 million.

9 months ended 30 September 2004

Net profit attributable to shareholders for the first nine months of 2004 was S$46.5 million, an increase of 115% as compared to the same period last year. The current period's results included divestment gains of S$36.9 million from disposal of the Group's properties in Singapore, Thailand and Malaysia. The Group also made one-off provisions of S$6.9 million, mainly for certain non-core investments in China. Net profit for core serviced residence business improved by S$3.2 million over the previous year's performance to S$7.6 million, largely from better operating performance in Singapore, China, Vietnam and Europe. The Group achieved this improvement in performance mainly through revenue growth attained by aggressive sales activities.

8(ii)(a) Additional Information:-

The following analysis covers the Group comprising all of its subsidiaries as well as the *apportioned share from its associates and jointly controlled entities.*

	GROUP 3 months ended 30 September 2004 S$'000	GROUP 3 months ended 30 September 2003 S$'000	% +/-	GROUP 9 months ended 30 September 2004 S$'000	GROUP 9 months ended 30 September 2003 S$'000	% +/-
Revenue						
Revenue of subsidiaries per income statement (Note 1(a)(i))	51,176	46,644	*10*	156,598	147,811	*6*
For management purposes:						
Share of revenue of						
- Associates (Note 1(a)(i) A.3)	4,633	3,171	*46*	12,365	8,789	*41*
- Jointly controlled entities (Note 1(a)(i) A.3)	37,554	36,891	*2*	104,688	81,207	*29*
	93,363	86,706	*8*	273,651	237,807	*15*
EBITDA						
EBITDA of subsidiaries* (Note 1(a)(i) A.11)	11,746	13,503	*(13)*	37,597	43,534	*(14)*
For management purposes:						
Share of EBITDA of						
- Associates (Note 1(a)(i) A.3)	2,264	1,722	*31*	5,390	4,155	*30*
- Jointly controlled entities (Note 1(a)(i) A.3)	13,757	12,741	*8*	38,113	28,693	*33*
	27,767	27,966	*(1)*	81,100	76,382	*6*

* Including head office corporate costs that were not allocated to associates and jointly controlled entities

(I) <u>Revenue Analysis</u>

	3 months ended 30 September				Variance		9 months ended 30 September				Variance	
	2004		2003			%	2004		2003			%
	S$'000	%	S$'000	%	S$'000	+/-	S$'000	%	S$'000	%	S$'000	+/-
Serviced Residence	84,967	91	77,658	90	7,309	9	242,911	89	199,184	84	43,727	22
Retail	6,256	7	7,335	8	(1,079)	(15)	21,328	8	24,780	10	(3,452)	(14)
Residential & Others	2,140	2	1,713	2	427	25	9,412	3	13,843	6	(4,431)	(32)
	93,363	100	86,706	100	6,657	8	273,651	100	237,807	100	35,844	15

Revenue for serviced residence business increased by S$7.3 million and S$43.7 million over 3Q 2003 and 9 months 2003 respectively due to higher revenue achieved from properties in Singapore, China and Europe and three new Somerset properties in Australia opened in 4Q 2003. 9 months 2004 revenue included nine months share of Citadines operations as compared to seven months for 2003.

Decrease in revenue for retail business was mainly due to loss of contribution from Scotts Shopping Centre and Scotts Picnic Food Court in Kuala Lumpur disposed in early September 2004 and March 2003 respectively and lower contribution from Liang Court Shopping Centre in view of the on-going renovations. Revenue in the residential and others business declined 32% compared to 9 months 2003. The decrease in retail and residential and others revenue is in line with the Group's intention to redeploy its resources and focus on growing its global serviced residence business.

(II) <u>EBITDA Analysis</u>

	3 months ended 30 September				Variance		9 months ended 30 September				Variance	
	2004		2003				2004		2003			
	S$'000	%	S$'000	%	S$'000	%	S$'000	%	S$'000	%	S$'000	%
Serviced Residence	23,783	86	23,629	85	154	1	67,191	83	59,285	77	7,906	13
Retail	3,119	11	3,965	14	(846)	(21)	11,366	14	14,194	19	(2,828)	(20)
Residential & Others	865	3	372	1	493	133	2,543	3	2,903	4	(360)	(12)
	27,767	100	27,966	100	(199)	(1)	81,100	100	76,382	100	4,718	6

EBITDA for the serviced residence business improved S$0.2 million to S$23.8 million in 3Q 2004 and S$7.9 million to S$67.2 million in 9 months 2004. The improvement in the operating results was due to higher contributions mainly from China and Europe, partly offset by start-up losses for the new properties in Australia.

The decrease in EBITDA in retail business was mainly due to loss of contribution from Scotts Shopping Centre and Scotts Picnic Food Court in Kuala Lumpur divested in September 2004 and March 2003 respectively and lower contribution from Liang Court Shopping Centre.

The winding down of residential business resulted in the decline in EBITDA for 9 months 2004 from last year. 3Q 2004 EBITDA included S$0.7 million write-back of development cost provisions for completed projects which were no longer required.

(III) **Geographical Analysis**

Revenue Analysis

	3 months ended 30 September				9 months ended 30 September			
	2004		2003		2004		2003	
	S$'000	%	S$'000	%	S$'000	%	S$'000	%
Singapore	14,939	*16*	15,722	*18*	52,665	*19*	52,616	*22*
South East Asia	16,781	*18*	17,127	*20*	51,096	*19*	51,375	*22*
North Asia	12,394	*13*	9,763	*11*	32,292	*12*	27,239	*12*
Australia and New Zealand	11,229	*12*	8,469	*10*	33,516	*12*	29,715	*12*
Europe	38,020	*41*	35,625	*41*	104,082	*38*	76,862	*32*
	93,363	*100*	86,706	*100*	273,651	*100*	237,807	*100*

EBITDA Analysis

	3 months ended 30 September				9 months ended 30 September			
	2004		2003		2004		2003	
	S$'000	%	S$'000	%	S$'000	%	S$'000	%
Singapore	1,834	*7*	3,352	*12*	11,594	*14*	12,399	*16*
South East Asia	9,255	*33*	10,428	*37*	28,030	*35*	30,516	*40*
North Asia	5,577	*20*	4,291	*16*	15,063	*18*	11,434	*15*
Australia and New Zealand	(2,417)	*(9)*	(582)	*(2)*	(7,930)	*(10)*	(727)	*(1)*
Europe	13,518	*49*	10,477	*37*	34,343	*43*	22,760	*30*
	27,767	*100*	27,966	*100*	81,100	*100*	76,382	*100*

Note :

Singapore operations include head office corporate costs that were not allocated to operations in other countries.

The South East Asia operations refer to the Group's operations in Indonesia, Malaysia, Philippines, Thailand and Vietnam.

The North Asia operations refer to the Group's operations in China and Japan.

8(ii)(b) <u>Operational Review</u>:-

The following operational review covers markets in which the Group has a presence, which includes owned properties, leased properties and managed properties

Key Markets Review – 3Q 2004

Singapore

The Group's serviced residences in Singapore performed better in 3Q 2004 as compared to the same period last year. Higher occupancy rates and better margins through tight cost control contributed to the current quarter's better performance. The Singapore serviced residences achieved revenue per available room ("Revpar") of S$125 for 3Q 2004 against S$111 for 3Q 2003.

South East Asia

The South East Asian markets continued to be strong markets for the Group. Vietnam's Revpar remained relatively stable at about S$110 in 3Q 2004. The recently opened property in Thailand, The Ascott Sathorn, has shown an improvement in average occupancy rate over the last 5 months since its launch in May 2004. Excluding The Ascott Sathorn, Thailand's 3Q 2004 Revpar increased to S$71 from S$59 in 3Q 2003. Indonesia attained an increase in Revpar from S$61 in 3Q 2003 to S$63 in 3Q 2004. Philippines' Revpar improved from S$51 last year to S$67 in 3Q 2004.

North Asia

Beijing and Tianjin markets continued to deliver strong performance and occupancy growth in 3Q 2004. China's overall Revpar of S$146 for 3Q 2004 was higher than the S$130 for the same period last year as occupancy in 3Q 2003 was partly affected by the tail end of the SARS outbreak. More effective cost control measures also resulted in higher year-on-year EBITDA contribution from China. Japan properties, launched in July 2004, achieved Revpar of S$140 in 3Q 2004.

Australia and New Zealand

Overall Revpar for the Group's serviced residences in Australia and New Zealand has remained relatively stable at S$112 in 3Q 2004. Occupancy rates for the three new properties opened in 4Q 2003 have been gradually improving as a result of an aggressive sales and marketing strategy.

Europe

The Group's service residences in Europe performed better in 3Q 2004 as compared to the same period last year. Revpar improved from S$142 in 3Q 2003 to S$145 in 3Q 2004.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

In the 2Q 2004 announcement, it was stated that :

"Profit for 3Q 2004 is expected to be higher than 2Q 2004 and 3Q 2003 with the exceptional gain of S$29.5 million from the disposal of Scotts Shopping Centre and The Ascott Singapore expected to be completed on 7 September 2004 as announced in the Group's news release dated 7 June 2004."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. **Current Year's Prospects**

The economic and business outlook for the global hospitality industry remains positive for the fourth quarter of this year. The Group is well positioned to benefit from this environment with the various strategic initiatives taken to raise the level of service, product consistency, brand awareness and aggressive sales and marketing strategy.

On 2 June 2004, the Group announced that it had exercised the option to acquire the remaining 50% interest in Citadines. The completion of this transaction will take place in 4Q 2004.

Operating profit for 4Q 2004 is expected to be better than 4Q 2003. On an overall basis, FY2004 profit is likely to be higher than FY2003.

11. **Dividends**

No interim dividend for the period ended 30 September 2004 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	3Q 2004	3Q 2004
	S$'000	S$'000
CapitaLand Limited Group management & Support Services Agreement for Year 2004	-	800

*The aggregate value is for the contract period.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
26 October 2004

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "(1) THIRD QUARTER FINANCIAL STATEMENT AND (2) RAFFLES HOLDINGS ACHIEVED A NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF S$24.0 MILLION FOR YTD SEPTEMBER 2004"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement and a news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by Raffles on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 28/10/2004 to the SGX

Third Quarter Financial Statement

TABLE OF CONTENTS

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) *An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.*

	Note	Group (Third Quarter)			Group (Year-To-Date)		
		Q3 2004	Q3 2003	Incr / (Decr)	30 Sep 2004	30 Sep 2003	Incr / (Decr)
		S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**123,488**	**96,120**	28	**385,732**	**284,222**	36
Cost of sales	i	(60,493)	(45,058)	34	(189,464)	(142,526)	33
Gross profit	i	**62,995**	**51,062**	23	**196,268**	**141,696**	39
Advertising & promotion	ii	(6,366)	(6,351)	-	(21,706)	(19,447)	12
General & administration	ii	(21,570)	(18,416)	17	(65,440)	(58,852)	11
Property & maintenance	ii	(32,171)	(27,750)	16	(102,718)	(81,107)	27
Other operating income		1,075	1,032	4	3,037	2,427	[illegible]
Profit from operating activities before exceptional items	iii	**3,963**	**(423)**	n.m.	**9,441**	**(15,283)**	n.m.
Exceptional gains	iv	-	2,628	n.m.	352	43,260	(99)
Exceptional losses		-	-	n.m.	-	(2,978)	n.m.
Profit from operating activities after exceptional items		3,963	2,205	80	9,793	24,999	(61)
Share of results of associated companies	v	10,704	11,013	(3)	32,450	34,287	(5)
Profit before interest and tax		14,667	13,218	11	42,243	59,286	(29)
Finance income	vi	1,686	3,603	(53)	3,879	7,448	(48)
Finance costs	vii	(2,734)	(1,823)	50	(7,194)	(6,408)	12
Profit before tax	viii	13,619	14,998	(9)	38,928	60,326	(35)
Income tax expense	ix	(4,824)	(5,368)	(10)	(15,142)	(16,692)	(9)
Profit after tax		8,795	9,630	(9)	23,786	43,634	(45)
Minority interests		53	(148)	n.m.	212	638	(67)
Profit attributable to shareholders* (PATMI)	x	8,848	9,482	(7)	23,998	44,272	(46)

* Comprising						
- Operating PATMI	**8,848**	**7,639**	16	**23,646**	**7,982**	196
- Net exceptional gains after tax	-	1,843	n.m.	352	36,290	(99)

n.m. - not meaningful

.es - Performance (Q3 2004 versus Q3 2003)

.t of sales and gross profit

, turnover increased by S$27.4 mil or 28.5% to S$123.5 mil. This was the result of the successful sales and marketing initiatives implemented to drive revenue ,nsolidation of three-month turnover of Swissotel Nankai Osaka as compared to one-month turnover in Q3 2003.

2004, cost of sales increased by S$15.4 mil or 34.3% as compared to Q3 2003 mainly due to the consolidation of Swissotel Nankai Osaka's cost of sales for a -month period in Q3 2004 compared with only one month in Q3 2003. Excluding Swissotel Nankai Osaka, gross profit margin was in line with last year.

verall, including the results of Swissotel Nankai Osaka, gross profit improved by S$11.9 mil or 23.4% to S$63.0 mil.

) Advertising & promotion, general & administration and property & maintenance

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales & marketing activities. They included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing. The Q3 2004 expenses remained the same as last year despite higher turnover. Expressed as a % of turnover, advertising and promotion expenses dropped from 6.6% in Q3 2003 to 5.2% in Q3 2004 reflecting the Group's success in stretching each advertising and promotion dollar to achieve greater mileage.

General & administration expenses increased in Q3 2004 by S$3.2 mil or 17.1% over Q3 2003 mainly due to higher one-off provisions made in respect of certain contractual obligations, receivables and arbitration expenses; and the absence of write-backs compared with last year. Excluding these one-off items, general & administration expenses increased by only 5.4% or S$1.0 mil on a 28.5% increase in turnover.

Property & maintenance expenses included lease payments to the lessor of the hotels. In Q3 2004, this increased by S$4.4 mil to S$32.2 mil mainly because of the consolidation of the three-month expenses of Swissotel Nankai Osaka which is a leased property.

iii) Profit from operating activities before exceptional items

Profit from operating activities before exceptional items improved from a loss of S$0.4 mil in Q3 2003 to a profit of S$4.0 mil in Q3 2004. This was the result of higher ...nover and gross profit.

iv) Exceptional gains

There was no exceptional gain in Q3 2004 compared with an exceptional gain before tax of S$2.6 mil (S$1.8 mil after tax) last year. The gain last year arose from the final payment following the completion of the Raffles Brown's Hotel divestment.

v) Share of results of associated companies

Income from associated companies declined marginally by 2.8% due mainly to the absence of property tax rebate relating to Tincel Properties (Private) Limited ("Tincel Properties") in Q3 2004 compared with last year.

vi) Finance income

Finance income decreased by S$1.9 mil in Q3 2004 as compared to Q3 2003 due mainly to (a) lower interest income earned on lower cash balances following the capital distribution of S$375.0 mil in May 2004, and (b) a provision made for interest income receivable from an investee company.

vii) Finance costs

Finance costs increased by S$0.9 mil due mainly to higher interest costs incurred on borrowings for capital distribution.

viii) Profit before tax

On an operating basis, profit before tax improved by S$1.2 mil on better operational performances by the Hotel and Resorts segment. Overall profit before tax including exceptional gains, declined slightly to S$13.6 mil because there were no exceptional gain this year as explained in (iv) above.

ix) Income tax expense

Income tax expense for Q3 2004 was S$0.5 mil lower than Q3 2003 because of a tax provision made on the exceptional gain last year.

x) Profit attributable to shareholders (PATMI)

For Q3 2004 on an operating basis, profit attributable to shareholders increased by S$1.1 mil or 15.8% because of higher turnover and better performance from operations in the Hotel & Resorts segment. The increase was partly offset by higher one-off expenses, lower finance income and higher finance costs compared with Q3 2003.

Overall, including exceptional items, Q3 2004 profits attributable to shareholders was slightly lower by S$0.7 mil as there were no exceptional gain this quarter compared with an exceptional S$1.8 mil gain (net of tax) last year as explained in (iv) above.

xi) Additional Disclosures

	Group (Third quarter)		
	Q3 2004	Q3 2003	Incr / (Decr)
	S$'000	S$'000	%
Additional Disclosure			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(12,950)	(13,045)	(1)
Allowance for doubtful debts	(1,102)	(159)	593
Bad debts written off	(12)	-	n.m.
Net loss on disposal of property, plant and equipment	(111)	-	n.m.
Interest expense	(2,734)	(1,823)	50
And crediting			
Interest income	1,236	2,864	(57)
Net gain on disposal of property, plant and equipment	-	570	n.m.
Foreign exchange gain	450	739	(39)
Write-back of allowance for doubtful debts	-	868	n.m.
Gain on disposal of other assets	*609*	-	*n.m.*

xii) Extraordinary items

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

The adjustment for under or over provision of tax in respect of prior years is immaterial.

,et (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	Group 30 Sep 2004 S$'000	Group 31 Dec 2003 S$'000	Company 30 Sep 2004 S$'000	Company 31 Dec 2003 S$'000
urrent assets					
Cash and cash equivalents	i	63,378	249,367	25,349	187,605
Receivables	ii	76,215	79,964	27,332	17,480
Short-term investments	i	30,088	121,339	18,090	109,369
Inventories		9,546	9,645	-	-
Other current assets		8,776	3,101	28	14
		188,003	463,416	70,799	314,468
Non-current assets					
Receivables	ii	46,528	62,243	-	-
Other investments and assets		19,387	19,703	73	91
Investments in associated companies		716,612	718,457	371,441	371,441
Investments in subsidiaries		-	-	1,071,194	1,115,826
Investment properties		64,800	64,800	-	-
Property, plant and equipment	iii	1,084,133	1,117,114	13	17
Deferred tax asset		2,027	2,265	-	-
Goodwill		18,089	18,935	-	-
		1,951,576	2,003,517	1,442,721	1,487,375
Total assets		**2,139,579**	**2,466,933**	**1,513,520**	**1,801,843**
rent liabilities					
Trade and other payables		133,534	146,671	11,076	8,589
Provision for income tax		27,518	27,074	10,804	13,952
Borrowings	i	105,366	95,327	-	-
Provisions		4,040	4,461	4,040	4,461
		270,458	273,533	25,920	27,002
Non-current liabilities					
Borrowings	i	245,828	181,674	99,175	-
Provision for deferred tax		27,054	26,427	-	-
Other non-current liabilities		11,785	12,327	1,152	1,062
Provisions		12,375	12,917	12,375	12,917
		297,042	233,345	112,702	13,979
Total liabilities		**567,500**	**506,878**	**138,622**	**40,981**
Net assets		**1,572,079**	**1,960,055**	**1,374,898**	**1,760,862**
Share capital and reserves					
Share capital		667,145	1,040,007	667,145	1,040,007
Reserves		853,092	866,072	707,753	720,855
Total shareholders' equity		1,520,237	1,906,079	1,374,898	1,760,862
Minority interests		51,842	53,976	-	-
		1,572,079	**1,960,055**	**1,374,898**	**1,760,862**
Net tangible assets (Total shareholders' equity less goodwill)	iv	1,502,148	1,887,144	1,374,898	1,760,862

Explanatory Notes

i) During the year, following the shareholders' approval in an EGM dated 15 April 2004 and High Court of Singapore's approval on 23 April 2004 of the one-off Capital Distribution and Capital Reduction exercise to return S$0.18 per share to the shareholders, payment amounting to S$375.0 mil was made to the shareholders on 28 May 2004.

This has resulted in lower cash & cash equivalents and short-term market investments of S$81.5 mil, higher borrowings of S$351.2 mil and lower net tangible assets amounting to S$1,502.1 mil as at 30 September 2004.

ii) Receivables

Current receivables and non-current receivables totalled S$122.7 mil as at 30 September 2004 and was lower by S$19.5 mil as compared to S$142.2 mil as at 31 December 2003. The lower receivables resulted from the receipt on due date of an amount from a related company and better collection from trade debtors.

During the nine months ended 30 September 2004, S$15.4 mil was reclassified from non-current receivables to current receivables as it falls due within the next twelve months.

iii) Property, plant and equipment

Property, plant and equipment decreased by S$33.0 mil from S$1,117.1 mil as at 31 December 2003 to S$1,084.1 mil as at 30 September 2004 due mainly to depreciation charges of S$39.5 mil, partly offset by capital expenditure of S$13.0 mil for the nine months.

iv) Net tangible assets

The Group's net tangible assets of S$1,502.1 mil as at 30 September 2004 was S$385.0 mil lower than the balance of S$1,887.1 mil as at 31 December 2003 mainly as a result of:

(a) capital distribution of S$375.0 mil paid in May 2004

(b) net dividend of S$33.3 mil paid in May 2004

offset by:

(c) profits of S$24.0 mil for the 9 months ended 30 September 2004

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 30 Sep 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
65,366	40,000	57,007	38,320

(b) Amount repayable after one year

As at 30 Sep 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
116,653	129,175	141,674	40,000

(c) Details of any collateral

At the end of the financial period/year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	30 Sep 2004	31 Dec 2003
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	469,277	477,111

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Note	Group	
		Q3 2004	Q3 2003
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		13,619	14,998
Adjustments for :			
Exceptional gains		-	(2,628)
Depreciation and amortisation		12,950	13,045
Exchange difference		(572)	(1,463)
Interest income		(1,236)	(2,864)
Interest expense		2,734	1,823
Provision for retirement gratuity		50	86
Net gain on disposal of property, plant and equipment and other assets		(498)	(570)
Allowance for doubtful debts		1,102	159
Write-back of allowance for doubtful debts		-	(868)
Bad debts written off		12	-
Share of results of associated companies		(10,704)	(11,013)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		17,457	10,705
Change in operating assets and liabilities :			
Inventories		230	160
Receivables		1,046	(16,213)
Payables		(3,963)	6,085
Cash generated from operations		14,770	737
Interest received from an associated company		2,694	2,792
Income tax paid		(5,332)	(1,185)
Long-term deposits refund		(91)	-
NET CASH INFLOW FROM OPERATING ACTIVITIES		12,041	2,344
Cash flows from investing activities			
Proceeds from disposal of a subsidiary		-	160,940
Proceeds from sale/ (purchase) of short-term market investments		11,593	(21,454)
Investments in associated companies		-	(8,884)
Purchase of property, plant and equipment and other assets		(4,969)	(5,737)
Other dividend and interest received		1,593	2,283
Proceeds from sale of property, plant & equipment and other assets		-	600
NET CASH INFLOW FROM INVESTING ACTIVITIES		8,217	127,748
Cash flows from financing activities			
Proceeds from issue of shares under share option plan		382	-
Dividends paid to minority shareholders		-	(675)
Interest paid		(2,642)	(924)
(Repayment of)/proceeds from term borrowings		(13,081)	13,191
NET CASH (OUTFLOW)/INFLOW (USED IN)/FROM FINANCING ACTIVITIES		(15,341)	11,592
Net increase in cash and cash equivalents held	ii	4,917	141,684
Cash and cash equivalents at the beginning of the financial period		58,461	45,347
Cash and cash equivalents at the end of the financial period	i	63,378	187,031

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	30 Sep 2004	30 Sep 2003
	S$'000	S$'000
Cash and cash equivalents	63,378	189,767
Less: Bank overdrafts*	-	(2,736)
Cash and cash equivalents per consolidated cash flow statement	63,378	187,031

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow from operating activities was significantly higher by S$9.7 mil on the back of a stronger operational performance.

Included in the net cash inflow from investing activities in Q3 2003 was the receipt of S$160.9 mil from the divestment of Raffles Brown's Hotel, partly offset by the purchase of S$21.5 mil short-term market investments.

Overall, net cash inflow for the quarter ended 30 September 2004 was S$4.9 mil.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2004	666,775	105,153	230,278	(10,897)	519,927	1,511,236
Net currency translation adjustment	-	-	-	(229)	-	(229)
Net losses not recognised in income statement	-	-	-	(229)	-	(229)
Net profit after tax	-	-	-	-	8,848	8,848
Total recognised (losses)/gains for the financial period	-	-	-	(229)	8,848	8,619
Issue of shares under share option plan	370	12	-	-	-	382
As at 30 Sep 2004	667,145	105,165	230,278	(11,126)	528,775	1,520,237

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
As at 1 Jul 2003	1,040,000	105,152	258,287	(19,360)	518,871	1,902,950
Net currency translation adjustment	-	-	-	(11,005)	-	(11,005)
Net losses not recognised in income statement	-	-	-	(11,005)	-	(11,005)
Net profit after tax	-	-	-	-	9,482	9,482
Total recognised (losses)/gains for the financial period	-	-	-	(11,005)	9,482	(1,523)
Transfer from retained profits to capital reserves	-	-	-	54	(54)	-
As at 30 Sep 2003	1,040,000	105,152	258,287	(30,311)	528,299	1,901,427

Company

	Share capital	Share premium	Exchange fluctuation reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2004	666,775	105,153	25,601	567,200	1,364,729
Net currency translation adjustment	-	-	1,497	-	1,497
Net gains not recognised in income statement	-	-	1,497	-	1,497
Net profit after tax	-	-	-	8,290	8,290
Total recognised gains for the financial period	-	-	1,497	8,290	9,787
Issue of shares under share option plan	370	12	-	-	382
As at 30 Sep 2004	667,145	105,165	27,098	575,490	1,374,898

	Share capital	Share premium	Exchange fluctuation reserve	Retained profits	Total
As at 1 Jul 2003	1,040,000	105,152	25,025	563,862	1,734,039
Net currency translation adjustment	-	-	(2,289)	-	(2,289)
Net losses not recognised in income statement	-	-	(2,289)	-	(2,289)
Net profit after tax	-	-	-	9,392	9,392
Total recognised (losses)/gains for the financial period	-	-	(2,289)	9,392	7,103
As at 30 Sep 2003	1,040,000	105,152	22,736	573,254	1,741,142

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

As a result of the Capital Distribution and Capital Reduction exercise carried out by the Company in 2004, the par value of each ordinary share has been reduced from S$0.50 to S$0.32.

Share options

During the financial period, the Company issued 1,156,826 ordinary shares of S$0.32 each for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 30 September 2004, there were 34,593,896 (30 September 2003: 34,131,600) unissued ordinary shares of S$0.32 each (30 September 2003: S$0.50 each) of the Company under the aforesaid Share Option Plan.

Movements are as follows:

As at 1 July 2004	36,701,032
Cancelled during the financial period	(950,310)
Exercised during the financial period	(1,156,826)
As at 30 September 2004	34,593,896

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). During Q3 2004, 1,811,323 new awards of Conditional Awards were granted and the number of Conditional ards were adjusted following the Capital Distribution and Capital Reduction exercise. As at 30 September 2004, including the adjustments made and new awards nted, there were 5,885,044 (30 September 2003: 2,700,000) Conditional Awards outstanding. Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. To date, no Release has been made as the three-year performance period of the first grant of Conditional Awards would end in 2004 and any Release would only be made in 2005. The amount provided in the income statement for Q3 2004 was S$0.1 mil (Q3 2003: S$0.1 mil).

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. **Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited nor reviewed by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

e Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial period compared with the ...ancial statements as at 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

		Group (Third Quarter)		Group (Year-To-Date)	
		Q3 2004	Q3 2003	30 Sep 2004	30 Sep 2003
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.42	0.46	1.15	2.13
(b)	On fully diluted basis (cents)	0.42	0.46	1.15	2.13

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-**

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	30 Sep 2004	31 Dec 2003	30 Sep 2004	31 Dec 2003
Net asset value* per ordinary share (S$)	0.75	0.94	0.66	0.85

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For the nine months ended 30 September 2004 (YTD September 2004), the Group achieved a net profit attributable to shareholders (PATMI) of S$24.0 mil on a turnover of S$385.7 mil. YTD September 2004 PATMI from operations increased by 196.2% over the same period last year. Profit was underpinned by better performance from operations, particularly from the Hotel & Resorts segment. Contributions from the Hotel & Resorts segment in terms of earnings before interest, tax, depreciation and amortisation (EBITDA) grew by 67.0% on a 35.7% increase in turnover. This was the result of the successful initiatives to grow revenue and manage costs as well as contributions from new contracts.

YTD September 2004, the Group achieved an overall RevPAR of S$152, an 18.2% increase over the same period last year, with the highest growth of 43.2% in [illegible] Pacific. This compared well against the industry-wide RevPAR, which was reported by Deloitte & Touche HotelBenchmark Survey and Smith Travel Research to h[illegible] increased across Europe (+6.8%), Asia (+34.9%) and the United States (+8.2% for the Upper Upscale category) in the first eight months of 2004. For Q3 2004, Group RevPAR was up 12.6% to S$158.

During the quarter, the Group continued to pursue its asset-light growth strategy and clinched a contract to manage a luxury resort in French Polynesia. This contract, the Group's sixth in the past 18 months, marked its maiden presence in the South Pacific. The 65-villas resort, to be named "Raffles Resort Taimana Tahaa", is scheduled to open in mid-2007.

In August 2004, Raffles International Limited signed a strategic marketing alliance with Taj Hotels Resorts and Palaces, an entity of Indian Hotels Company Limited, India's largest group of hotels. This alliance enables the two hotel groups to harness each other's strengths in their respective stronghold markets by engaging in cross marketing programmes.

On 30 August 2004, Raffles Hotel was the first hotel in Singapore to sign a memorandum of agreement for a flexible wage structure, comprising an increased monthly variable component and an annual variable component tied to key performance indicators. This is to build flexibility in the wage structure to allow costs to be reduced in an economic downturn and to allow employees to participate in the upside when the hotel performs better.

In Q3 2004, the Group received a bumper crop of awards for its achievements in several areas, including 13 prestigious awards won by Raffles Hotels & Resorts and 10 clinched by Swissotel Hotels & Resorts. In addition, for the fifth consecutive year, the Group won the "Most Transparent Company Award (Hotel Category)" by Securities Investors Association of Singapore (SIAS) and the "Distinguished Patron of the Arts" award by National Arts Council.

(i) <u>Turnover</u>

	Group (Third Quarter)				**Group (Year-To-Date)**			
	Q3 2004	Q3 2003	Incr / (Decr)		30 Sep 2004	30 Sep 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	123.1	95.8	27.3	28	384.7	283.2	101.5	36
Related Commercial Investment	0.4	0.3	0.1	33	1.0	1.0	-	-
Total Turnover	**123.5**	**96.1**	**27.4**	**28**	**385.7**	**284.2**	**101.5**	**36**

In Q3 2004, turnover grew by 28.5% to S$123.5 mil. The growth was due mainly to higher revenue generated by the Hotel & Resorts segment as a result of the successful sales and marketing initiatives implemented and recovery in the global lodging industry. The increase was also due to the consolidation of three-month turnover of Swissotel Nankai Osaka, which was launched on 1 September 2003, compared with one-month turnover in the same period last year.

YTD September 2004 turnover was S$385.7 mil, a growth of 35.7%, over the same period last year.

(ii) **Profitability**

	Group (Third Quarter)				Group (Year-To-Date)			
	Q3 2004	Q3 2003	Incr / (Decr)		30 Sep 2004	30 Sep 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisaton (EBITDA)								
Comprising:								
Hotels & Resorts (Note 1)	20.9	17.0	3.9	23	61.8	37.0	24.8	67
Related Commercial Investment (Note 2)	6.8	6.7	0.1	1	20.6	23.0	(2.4)	(10)
Unallocated (Note 3)	1.6	3.6	(2.0)	(56)	3.9	7.4	(3.5)	(47)
Operating EBITDA	**29.3**	**27.3**	**2.0**	**7**	**86.3**	**67.4**	**18.9**	**28**
Net exceptional gains	-	2.6	(2.6)	n.m.	0.4	40.3	(39.9)	(99)
TOTAL	**29.3**	**29.9**	**(0.6)**	**(2)**	**86.7**	**107.7**	**(21.0)**	**(19)**
Profit after tax and minority interests attributable to shareholders (PATMI)								
Comprising:								
Operating PATMI	**8.8**	**7.7**	**1.1**	**16**	**23.6**	**8.0**	**15.6**	**196**
Net exceptional gains after tax	-	1.8	(1.8)	n.m.	0.4	36.3	(35.9)	(99)
TOTAL	**8.8**	**9.5**	**(0.7)**	**(7)**	**24.0**	**44.3**	**(20.3)**	**(46)**

Notes:
(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.
(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial components. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.
(3) Unallocated relates mainly to interest income and exchange differences.

EBITDA
For Q3 2004, on an operating basis, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$29.3 mil, an increase of 7.3% over Q3 2003. The higher EBITDA was due mainly to higher contribution from the Hotels & Resorts segment, which improved by 22.9% to S$20.9 mil. This was the result of better contribution from higher turnover that was partly offset by higher one-off provisions and expenses this year.

The EBITDA contribution from the Related Commercial Investment segment remained at S$6.8 mil for Q3 2004, which was substantially the same as last year.

Unallocated EBITDA was lower because of a reduction in interest income following the utilisation of cash for capital distribution and a provision made for interest income receivable from an investee company.

Overall, EBITDA including exceptional gains for Q3 2004 declined slightly by S$0.6 mil as there was no exceptional gain this year compared with a S$2.6 mil exceptional gain in Q3 2003.

For YTD September 2004 on an operating basis, the Group achieved EBITDA of S$86.3 mil, an increase of 28.0% over YTD September 2003. This was the result of higher contribution from the Hotels & Resorts segment, which improved by 67.0% to S$61.8 mil.

PATMI
For Q3 2004, on an operating basis, profit attributable to shareholders (PATMI) increased by S$1.1 mil to S$8.8 mil. The increase was due to better operational performance from the Hotels & Resorts segment, which was partly offset by higher one-off expenses, lower finance income and higher finance costs.

Overall, PATMI including exceptional items was lower than that in Q3 2003 because of the S$1.8 mil exceptional gain (net of tax) last year.

For YTD September 2004, on an operating basis, PATMI increased by almost two times to S$23.6 mil.

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 29 operating hotels and resorts, of which 14 are wholly or majority owned. Twelve hotels are located in Asia-Pacific, 5 in the Americas, 1 in the Carribean and 11 in Europe and the Mediterranean.

In Q3 2004, the Group achieved an overall RevPAR of S$158, a growth of 12.6% compared with that in Q3 2003, driven by increases in both average room rates and occupancy. All regions achieved positive RevPAR growth, with significant growth in the hotels in Asia Pacific. Group occupancy increased by 6.1 percentage points (ppts) and was driven by improvement in all regions.

On a Group-wide basis, RevPAR improvement was underpinned by increased business in all market segments, with the most significant growth in the leisure group, followed by the corporate group segment.

The Group successfully implemented several initiatives in the area of e-commerce, which resulted in a strong growth of 43% in room revenue booked through its proprietary websites.

On 11 August 2004, the Group launched its inaugural Raffles International Lecture, presented by CapitaLand. The distinguished speaker for the first lecture was Mr. Peter Brabeck Letmathe, Vice-Chairman and Chief Executive Officer of Nestle S.A. who spoke on Value, Trust and Personal Leadership. This lecture series is part of the Group's efforts to grow its brand and corporate profile and is intended as a platform for senior level executives and business leaders to draw insights from practical experiences and personal views shared by prominent business leaders. The event received overwhelming responses by top executives, business managers and entrepreneurs.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels and Resorts comprising 8 hotels & resorts
- Swissotel Hotels and Resorts comprising 21 hotels & resorts

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of 13 luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by the highest standards of products and services and are landmarks positioned at the top in their respective cities.

Raffles Hotels & Resorts' portfolio comprises 8 operating hotels and resorts, of which 6 are wholly or majority owned. Four Raffles brand hotels are located in Asia-Pacific, 1 in the United States, 2 in Europe and 1 in the Carribean. Raffles Phuket Resort is a new development targeted for completion in 2006.

In Q3 2004, the Group strengthened brand-building efforts through various brand extensions, strategic co-branding and brand licensing initiatives designed to grow the Raffles brand equity. These initiatives include the implementation of marketing programmes with airlines and credit cards partners to drive bookings through all available distribution channels.

During the quarter, many Raffles Hotels & Resorts won prestigious awards:

- Raffles Hotel was ranked number 1 in Asia and number 2 in the World in "The World's Top 100, The 2004 Readers' Travel Awards" by Conde Nast Traveller (UK).
- Raffles The Plaza received the award "Top 25 Hotels in Asia" by World's Best Awards, "No. 2 Best Business Hotel in Singapore" by Business Traveller Asia Pacific and "First Runner-up in Favorite Business Hotel in Asia category (Singapore)" in the Readers' Travel Choice Awards by TIME Magazine.
- Raffles Hotel Vier Jahreszeiten received the award "Distinction for Exemplary Industrial Health & Safety Standards" from the Department of Industrial Health and Safety Standards in Hamburg in August 2004.
- Seven Raffles brand hotels, namely Raffles Hotel, Raffles The Plaza, Raffles Grand Hotel d'Angkor, Raffles Hotel Le Royal, Raffles L'Ermitage, Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace, received the award "The Best in the World Top 100, The Readers' Travel Awards" by Conde Nast Traveler (US).

Performance (Q3 2004 versus Q3 2003)

In Q3 2004, Raffles Hotels & Resorts achieved an overall RevPAR of S$170, an increase of 15.1% compared with Q3 2003. This increase was attributable to occupan growth in all regions. All market segments marked positive growth, with the strongest growth coming from the corporate group segment, followed by the individual leisure group segment.

In Singapore, both Raffles Hotel and Raffles The Plaza performed well with an increase in combined RevPAR of 24.2%. With successful sales and marketing initiatives, Raffles Hotel achieved an excellent growth in average room rates largely from the leisure individual segment and worldwide corporate segment. Raffles The Plaza saw a strong demand in room nights from the corporate and leisure group segments.

In Cambodia, both Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal performed well with an increase in combined RevPAR of 48.1%. Raffles Grand Hotel d'Angkor secured strong improvements in average room rates and occupancy on improved business from the international market and strong demand from the leisure group and leisure individual segments. Raffles Hotel Le Royal experienced a softening demand in business from the corporate group and corporate individual segments. On 12 September 2004, Raffles brand hotels in Cambodia signed an agreement with the unions of each hotel which ended a labour dispute that had started an illegal strike on 5 April and the subsequent termination of close to 300 staff. The settlement was considered a win-win situation by all parties involved and paved the way for more productive relations going forward.

In Europe, both Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace achieved a combined RevPAR improvement of 10.7%, driven mainly by an increase in average room rates. Increased rates in the corporate group segment boosted Raffles Hotel Vier Jahreszeiten's RevPAR growth while Raffles Le Montreux Palace continued to secure strong demand in business from the corporate group and leisure group segments arising from successful yield management and an aggressive sales strategy.

In the United States, Raffles L'Ermitage performed well with a RevPAR increase of 13.7%, underpinned mainly by occupancy growth in the corporate group segment.

The 156-room Raffles Resort Canouan Island commenced operations with a soft opening on 12 August 2004. Hurricane Ivan, which hit the Carribean, left relatively little damage to the resort. The resort was closed on 7 September 2004 for a clean up and minor repairs and is scheduled to re-open ahead of the high season on 1 November 2004.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.Swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissotel caters to a discerning business and leisure clientele that appreciates a personalised and rewarding hospitality experience.

Swissotel Hotels & Resorts' portfolio comprises 21 operating hotels, of which 5 are wholly or majority owned and 3 are leased properties. Eight of Swissotel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

In Q3 2004, several new initiatives were implemented in Swissotel Hotels & Resorts. These included a cross marketing promotion between Swissotel Düsseldorf and Swissotel Basel during the Midnight-Summer Festival and the participation of the Global Sales team in exhibitions, sales calls and presentations to strengthen the brand's presence in many regions. In the area of partner marketing, the notable initiatives included the Winter Promotion with Citibank VISA cardmembers and the American Express Swiss Business Advantage Promotion.

During the quarter, several Swissotel Hotels & Resorts received a total of ten eminent awards:
- Swissotel was named one of the top ten hotel brands in North America by Conde Nast Traveler's 2004 Business Traveler Poll.
- Swissotel Merchant Court, Singapore received the "Excellent Service Awards 2004" awarded by Spring Singapore and "Singapore Health Award" by Singapore Health Promotion Board.
- Swissotel Sydney was awarded "Outstanding Achievement for Professional Training for Mature Age 2004" by Tourism Training Australia.
- Swissotel Chicago received the awards "Successful Meetings-Pinnacle Award" and "Award of Excellence in Corporate Meetings and Incentive Travel".
- Swissotel Quito was named "One of the 50 most romantic hotels in the world" by Travel & Leisure Magazine and for the fourth time, the hotel was voted "The Kindest Hotel in Latin America" by Latin American Finance Magazine.
- Swissotel The Howard was elected as "One of three Best Business Hotels in London".
- Swissotel The Bosphorus Istanbul was awarded "The Best in the World Top 100, The Readers' Travel Awards" by Conde Nast Traveler (US).

In the area of Human Resources, Swissotel Hotels & Resorts celebrated the official launch of Swissotel eUniversity with eCornell at Swissotel Chicago in early August 2004 - a strategic partnership that provides state-of-the-art education to the employees through online courses. To ensure that Swissotel's Global Compensation and Benefits Programme stays competitive in the hotel industry, Swissotel Hotels & Resorts participated in the Hotel Industry Compensation (HIC) conference held in New Orleans.

formance (Q3 2004 versus Q3 2003)

In Q3 2004, Swissotel Hotels & Resorts achieved an overall RevPAR of S$156, an increase of 12.2%. This increase was attributable to increases in both occupancy and average room rates in all regions. The growth was registered in all market segments, particularly from the leisure group and corporate group segments.

In Singapore, both Swissotel The Stamford and Swissotel Merchant Court Singapore performed well, with an increase in combined RevPAR of 23.5%. Coupled with several major conferences and entertainment events, Swissotel The Stamford achieved strong demand in room nights mainly from the corporate individual and leisure group segments. Swissotel Merchant Court Singapore saw a strong pick up in business from long-haul travel in the leisure individual and leisure group segments.

In China, our hotels achieved a combined RevPAR growth of 30.7%. According to the China National Tourist Office, visitor arrivals into China improved by 22.1% in the eight months of 2004. Swissotel Beijing recorded a double-digit growth in occupancy from the leisure segment on a growing market. With effect from 29 September 2004, Huaxia Swissotel Management Co. Limited, an associated company of the Group, ceased its management of Swissotel Dalian. The Group continues to maintain its presence in China through Swissotel Beijing.

In Australia, Swissotel Sydney continued to perform well with a RevPAR growth of 20.7%, driven by an increase in both average rates and occupancy. Coupled with a positive outlook in inbound tourism and increased domestic travel, the hotel registered an increase in bookings from the leisure group segment and improved rates in the corporate group segment.

In Thailand, Merchant Court Bangkok achieved an impressive RevPAR growth of 38.0%, attributable to growth in business from the corporate individual and corporate group segments. Nai Lert Park Bangkok experienced a slower pick up in bookings as a result of its current ongoing renovation and upgrading works scheduled for completion by the end of the year.

In Japan, Swissotel Nankai Osaka performed well with improved occupancy in the leisure individual segment. Compared to the preceding quarters, the hotel achieved growth in demand from the international market and good results from several of its corporate packages and the Swissotel Kids room concept.

In London, Swissotel The Howard, London recorded excellent RevPAR performance with a growth of 20.3%, arising from strong demand in room nights which had sulted from successful yield management and major events such as the biennial Farnborough International air show.

In Germany, the hotels achieved an increase in combined RevPAR of 3.4%, driven mainly by an increase in occupancy. Both Swissotel Berlin and Swissotel Dusseldorf registered growth in occupancy from the leisure individual and the corporate group segment respectively.

In Switzerland, the hotels achieved a marginal increase in combined RevPAR of 0.4%, driven by improved occupancy, which partly compensated for the decline in average room rates. Swissotel Le Plaza Basel performed well with an impressive RevPAR growth of 20.4%, attributable to a strong demand in room nights from major congresses held during the month of September 2004. While Swissotel Zurich achieved a double-digit increase in occupancy of 22.4 ppts from increased room nights in the leisure group and airline segments, Swissotel Metropole Geneva experienced a decline in room nights booked by the Middle East clients.

In The Netherlands, Swissotel Amsterdam achieved a RevPAR growth of 1.5%, attributable to an increase in average room rates mainly from the corporate individual segment. The hotel also benefited from increased bookings through its e-commerce channels.

In the Mediterranean, Swissotel Istanbul and Swissotel Gocek gained a combined RevPAR growth of 11.1%, driven by increases in average room rates and high occupancy seen traditionally in the month of September 2004. Swissotel Istanbul registered an improved demand in room nights mainly from the corporate group segment and Swissotel Gocek garnered a double-digit growth in occupancy from increased business in corporate meetings. Both hotels continued to enjoy strong room nights demand from the local market.

In the United States, the hotels performed well with an increase in combined RevPAR of 10.0%. Swissotel New York achieved significant RevPAR growth of 25.7%, a result of improved demand from the leisure individual segment and high rates achieved during citywide conventions. Although Swissotel Chicago experienced a marginal decline in occupancy, the hotel was able to raise its average room rates mainly in the leisure individual segment.

In South America, both Swissotel Lima and Swissotel Quito registered a combined RevPAR growth of 3.9%, due mainly to an increase in occupancy. While Swissotel Lima saw a remarkable improvement in RevPAR arising from an increased demand in the corporate group segment, Swissotel Quito experienced a softening demand in the corporate individual segment.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and office segments. This is principally the net rental income from Raffles City Shopping Centre ("RCSC") that has a net leaseable space retail space of about 27,561 square metres and the net rental income from Raffles City Tower ("RCT"), that has a net leaseable office space of about 35,261 square metres.

Performance (Q3 2004 versus Q3 2003)

Tincel Properties continued to perform well and remained a key contributor of the Group. It achieved near full occupancy for RCSC and 95% average occupancy for RCT.

Raffles City Shopping Centre ("RCSC")

RCSC continued to be successful in its asset enhancement and tenant mix management efforts. It has successfully leased the 10,500 square feet of new retail space it had created in its asset enhancement programme and this resulted in additional retail rental revenue in Q3 2004.

RCSC also successfully secured new and renewed leases at competitive rates for its existing space. A number of existing tenants remodeled and relaunched their stores with more visually enticing storefronts and rolled out new ranges of merchandise. New tenants added variety and depth to the fashion and lifestyle mix of RCSC.

To further entrench its fashion positioning, RCSC hosted a month-long fashion event in August in collaboration with its tenants. To nurture fashion talents in Singapore, it also, jointly with IE Singapore and The Textile Federation of Singapore, presented the Singapore Fashion Designers Contest as well as the Asian Young Fashion Designers Contest. In September 2004, RCSC partnered one of its tenants to stage The Vertical Catwalk, a fashion performance that featured stunt models sashaying down the 30-metre facade of Raffles City. The event received extensive media coverage and attention.

RCSC achieved near full occupancy and shopper traffic consistently averaged 2.2 mil per month in the quarter.

Raffles City Tower ("RCT")

In Q3 2004, RCT achieved an average occupancy of 95% through innovative and competitive lease packaging. This was higher than the average 90% achieved in Q3 2003 and well above the current island-wide occupancy rate of 83%.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q2 2004 results announcement, it was stated that:

"The Group expects Q3 2004 and the whole of 2004 to be profitable."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The International Monetary Fund has forecast global GDP to grow at 5% and the International Air Transport Association has forecast international passenger traffic to grow at 10% for 2004. For the international lodging industry, Bear Stearns and PricewaterhouseCoopers expect RevPAR for Asia and Europe; and the US respectively to grow for the rest of the year.

For the rest of 2004, the Group will continue to launch various marketing initiatives, to drive revenue growth and enhance brand equity to benefit from the industry recovery. This will include a new guest loyalty programme for the Raffles brand, e-commerce initiatives and marketing programmes targeted at industry partners. The Group will also continue to rigorously manage costs and efficiency.

The Group will continue to pursue its asset-light growth strategy by expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity.

Financial Outlook

For Q4 2004 and the whole of 2004, the Group expects its operational performance to be profitable.

The overall level of profitability for the whole of 2004 is expected to be lower than that of 2003, which included a very significant net exceptional divestment gain of S$33.7 mil. The Group does not expect any significant exceptional gain in the current financial year and in line with the Group's practice, a review of the carrying values of property, plant and equipment for any impairment will be conducted at the end of the year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

12. If no dividend has been declared / recommended, a statement to that effect.

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Party	Aggregate value of all interested person transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	589
Singapore Technologies Pte Ltd Group	-	220
Temasek Holdings (Private) Limited Group	-	-
Total	-	**809**

* As renewed at Annual General Meeting on 15 April 2004.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
28 October 2004

Raffles HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results for the Quarter and Nine Months ended 30 September 2004

- **RAFFLES HOLDINGS ACHIEVED A NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF S$24.0 MILLION FOR YTD SEPTEMBER 2004.**

- **PATMI FROM OPERATIONS INCREASED BY 196%.**

FINANCIAL HIGHLIGHTS

	First Nine Months 2004 (YTD September 2004) S$ million	First Nine Months 2003 (YTD September 2003) S$ million	Growth %	Third Quarter 2004 (Q3 2004) S$ million	Third Quarter 2003 (Q3 2003) S$ million
Turnover	385.7	284.2	36 ↑	123.5	96.1
Operating earnings before interest, taxes, depreciation and amortisation (Operating EBITDA)	86.3	67.4	28 ↑	29.3	27.3
Operating profit before tax (Operating PBT)	38.6	20.0	93 ↑	13.6	12.4
Profit attributable to shareholders (PATMI)					
- Operating PATMI	23.6	8.0	196 ↑	8.8	7.7
- PATMI including exceptional item	24.0	44.3	46 ↓	8.8	9.5

- **ROBUST GROWTH IN PROFITS DUE TO BETTER PERFORMANCE FROM HOTELS & RESORTS OPERATIONS**
  - YTD September 2004 PATMI from operations increased by 196% to S$23.6 mil on a 36% increase in turnover.
  - Main contributor was Hotels & Resorts operations, which recorded a 67% increase in EBITDA to S$61.8 mil.
  - Swissôtel Nankai Osaka, a contract added to the Group in September 2003, has become a significant contributor.

- **ENDURING COMMITMENT TO PROVIDE A FIRST-CLASS GUEST EXPERIENCE**
  - "Besides the good financial results, we are pleased by the total of 23 awards that have been conferred on many of our hotels in the third quarter of this year.

  - Among these distinctions, our flagship hotel, Raffles Hotel, was voted by Condé Nast Traveller's readers as their favourite hotel in Asia and No. 2 in the world. The Hotel received a record nine awards in the first nine months of this year, distinguishing it as one of the best in the world.

  - The accolades reinforce our hotel brands' visibility and solidify Raffles' and Swissôtel's positions as premier luxury and deluxe destinations respectively. The Group's hotels will remain committed to efforts to pursue excellence and set the standards for the best service and quality in the industry."

  Jennie Chua, President & CEO, Raffles Holdings Limited

- **MEASURES TO INCREASE REVENUE AND IMPROVE EFFICIENCY CONTINUED TO PROPEL GROWTH MOMENTUM**
  - "For three successive quarters this year, the Raffles Holdings Group has continued to perform well.

  - This reflects the success of the Group's strategy to drive revenue and enhance the equity of its two brands. The management will also continue to vigorously manage costs and efficiency."

  Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (parent company of Raffles Holdings)

- **CONTINUED STRONG PERFORMANCE FROM OPERATIONS REFLECTED THE SUCCESS OF THE STRATEGIES IMPLEMENTED**
  - "We are pleased that the Group has continued to achieve a strong set of results from operations.
  - The asset-light strategy to grow our hotel network continued to bear fruit. In Q3 2004, we clinched the contract to manage the Raffles Resort Taimana Tahaa, French Polynesia, the Group's sixth management contract in the past 18 months. Going forward, we will continue to grow our hotel network in key gateway cities and resort destinations.
  - For Q4 2004 and the whole of 2004, the Group expects performance from operations to be profitable."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 32 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts is a collection of 13 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland. Raffles Resort Canouan Island, The Grenadines, and Raffles Resort Taimana Tahaa, French Polynesia, are the latest additions to the portfolio.

Swissôtel Hotels & Resorts is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The Drake New York and Swissôtel Berlin Am Kurfürstendamm. Swissôtel Nankai, Osaka, Nai Lert Park Bangkok and Swissôtel Krasnye Holmy Moscow are the latest additions to Swissôtel Hotels & Resorts' portfolio of 24 hotels worldwide.

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Jeanette Pang (Ms)
Director, Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: jeanette.pang@raffles.com

Or visit our website at www.rafflesholdings.com

Appendix A

HOTEL PORTFOLIO

Raffles Hotels & Resorts - 2,712 Rooms and Suites	
Raffles Hotel, Singapore	103
Raffles The Plaza, Singapore	783
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, California, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Raffles Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Canouan Island, The Grenadines	156
Raffles Resort Phuket, Thailand (target opening 2006)	79
Raffles Resort Bali at Jimbaran, Indonesia*	210
Raffles Resort Bintan, Indonesia*	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*	160
Raffles Resort Taimana Tahaa, French Polynesia (target soft opening July 2007)	65
Swissôtel - 9,200 Rooms and Suites	
Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court , Singapore	476
Swissôtel Beijing, China	475
Swissôtel Nankai Osaka, Japan (leased)	547
Swissôtel Sydney on Market Street, Australia	361
Merchant Court at Le Concorde, Bangkok, Thailand	410
Nai Lert Park, Bangkok, Thailand	338
Swissôtel Berlin, Germany (leased)	316
Swissôtel Dusseldorf, Germany	246
Swissôtel The Howard, London, UK	189
Swissôtel Le Plaza Basel, Switzerland	238
Swissôtel Metropole, Geneva, Switzerland	128
Swissôtel Zurich, Switzerland	347
Swissôtel Amsterdam, The Netherlands (leased)	109
Swissôtel Gocek, Marina & Spa Resort, Turkey	557
Swissôtel The Bosphorus, Istanbul, Turkey	567
Swissôtel Chicago, USA	632
Swissôtel The Drake, New York, USA	495
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	277
Celik Palas Bursa, Turkey**	156
Swissôtel The Celik Palas Bursa, Turkey (target opening 2007)**	241
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)	353
Swissotel Krasnye Holmy, Moscow (target opening May 2005)	235

* being developed by owners

** Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International is managing the existing Celik Palas Bursa.

CAPITALAND LIMITED (REG. NO. 198900036N)

2004 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

The attached announcement issued by CapitaLand Limited on the above matter is for information.

2004 3QAnnouncement (Final).p

Submitted by Tan Wah Nam, Company Secretary on 29/10/2004 to the SGX

Embargoed for release till 5.05 pm, 29 October 2004

CAPITALAND LIMITED

2004 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2004 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	<--- Group --->			<--- Group --->		
	3Q 2004 S$'000	3Q 2003 S$'000 (Restated)	% Change	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000 (Restated)	% Change
Revenue	807,435	895,955	(9.9)	2,577,981	2,513,498	2.6
Cost of sales	(559,506)	(662,878)	(15.6)	(1,811,051)	(1,824,401)	(0.7)
Gross profit	247,929	233,077	6.4	766,930	689,097	11.3
Other operating income	132,746	47,652	178.6	256,561	182,018	41.0
Administrative expenses	(147,582)	(120,261)	22.7	(435,287)	(374,763)	16.1
Other operating expenses	(94,450)	458	NM	(127,443)	(18,909)	574.0
Profit from operations	138,643	160,926	(13.8)	460,761	477,443	(3.5)
Finance costs	(58,821)	(56,506)	4.1	(190,448)	(177,555)	7.3
Share of results of:						
- associated companies	35,420	7,648	363.1	60,637	29,509	105.5
- joint venture companies	14,918	8,799	69.5	50,480	19,341	161.0
- partnerships	-	-	-	-	5	NM
	50,338	16,447	206.1	111,117	48,855	127.4
Profit before taxation	130,160	120,867	7.7	381,430	348,743	9.4
Taxation	(31,937)	(34,406)	(7.2)	(102,710)	(100,998)	1.7
Profit after taxation	98,223	86,461	13.6	278,720	247,745	12.5
Minority interests (MI)	(24,423)	(17,451)	40.0	(86,359)	(62,373)	38.5
Profit after tax and MI	**73,800**	**69,010**	**6.9**	**192,361**	**185,372**	**3.8**

NM : *Not meaningful.*

Note : *The comparative financial statements for 3Q & YTD Sep 2003 have been restated to take into account the retrospective reclassification of certain leasehold properties from "property, plant and equipment" to "investment properties" by a subsidiary. Please see Item 4 for details.*

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

	<--- Group --->		
	3Q 2004 S$'000	3Q 2003 S$'000 (Restated)	% Change
Other Operating Income	**132,746**	**47,652**	**178.6**
Investment income	532	434	22.6
Other income including interest income and portfolio gains	34,398	45,894	(25.0)
Revaluation surplus realised to P/L	102,648	-	NM
Foreign exchange (loss)/gain	(4,832)	1,324	NM
Other Operating Expenses	**(94,450)**	**458**	**NM**
Revaluation deficits charged to P/L ($102.6M net of reversal $15.7M)	(86,885)	-	NM
(Impairment)/Write back in value of assets	(4,890)	766	NM
Reversal of foreign exchange loss	-	2,715	NM
Others	(2,675)	(3,023)	(11.5)

	Group		
	3Q 2004 S$'000	3Q 2003 S$'000 (Restated)	% Change
Administrative Expenses	(147,582)	(120,261)	22.7
Included in Administrative Expenses:-			
Depreciation and amortisation	(22,276)	(23,436)	(4.9)
Provision for doubtful debts and bad debts	(1,682)	(290)	480.0

Other Operating Income

3Q 2004's other operating income of $132.7 million included an amount of $102.6 million being realisation of Plaza Singapura's revaluation surplus upon its disposal to CapitaMall Trust. As this revaluation surplus had already been used in previous years to offset the revaluation deficits of other investment properties in Singapore, a corresponding charge was taken to the profit and loss account ("P/L") under "Other Operating Expenses". Excluding this item, other income for this quarter was $30.1 million compared to $47.7 million in 3Q 2003. This was mainly due to lower portfolio gains and foreign exchange loss in this quarter.

Other Operating Expenses

As mentioned above, 3Q 2004's other operating expenses of $94.5 million included a corresponding charge of $102.6 million to reverse the gain of disposal for Plaza Singapura. Conversely, there was a write back of $15.7 million being revaluation deficits previously charged to P/L upon the disposal of Scotts Shopping Centre and The Ascott Singapore which were disposed at above carrying values. Excluding this, other operating expenses for 3Q 2004 of $7.6 million were due mainly to provision of $4.9 million made in this quarter for diminution in value of investments.

Foreign exchange gain/(loss)

The foreign exchange loss of $4.8 million was mainly due to the revaluation of payables denominated in US$.

Administrative Expenses

Administrative expenses for 3Q 2004 were $147.6 million, about 22.7% higher than 3Q 2003. This was mainly due to higher staff cost and other expenses as a result of increased hospitality activities, consolidation of 3 months of Swissotêl Nankai Osaka's expenses, as well as one-off expenses related to the listing of CCT. In addition, the Group's subsidiaries in Australia were translated to S$ at higher amounts upon the consolidation of Group accounts due to higher exchange rate for A$.

Taxation expense

Although operating profit was higher, the tax expense ($31.9 million in 3Q 2004 vs $34.4 million in 3Q 2003) was lower as a result of lower Singapore tax rate of 20% this year vs 22% last year.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of over-provision of tax in respect of prior years included in the Group's tax charge for the 3Q 2004 is $0.9 million (3Q 2003 : under-provision of $3.4 million).

Gain on sale of investments

	$M
Scotts Shopping Centre and The Ascott Singapore	8.4
Shinjuku Square Tower	6.9
IP Thai Property Fund & others	3.1
Total Group's share of gain after tax & MI for 3Q 2004	**18.4**

1(b)(i) Balance Sheet

As at 30/09/2004 vs 31/12/2003

	Group 30/09/2004 S$'000	Group 31/12/2003 S$'000	Group % Change	Company 30/09/2004 S$'000	Company 31/12/2003 S$'000	Company % Change
Non-Current Assets						
Property, Plant & Equipment	1,275,032	1,318,015	(3.3)	1,634	1,487	9.9
Intangible Assets	34,359	36,141	(4.9)	-	-	-
Investment Properties	3,533,503	6,583,170	(46.3)	-	-	-
Properties under Devt	152,518	156,635	(2.6)	-	-	-
Interests in Subsidiaries	-	-	-	5,738,194	7,430,563	(22.8)
Interests in Associated Companies, Joint Venture Companies and Partnerships	3,997,057	3,062,194	30.5	-	-	-
Other Assets	171,396	247,629	(30.8)	325	228	42.5
	9,163,865	**11,403,784**	**(19.6)**	**5,740,153**	**7,432,278**	**(22.8)**
Current Assets	**6,515,938**	**6,154,616**	**5.9**	**1,422,978**	**1,117,009**	**27.4**
Devt Properties for Sale	*3,764,612*	*3,552,375*	*6.0*	-	-	-
Trade & Other Receivables	*1,092,765*	*952,587*	*14.7*	*475,362*	*624,290*	*(23.9)*
Cash & Cash Equivalents	*1,611,535*	*1,476,486*	*9.1*	*947,616*	*492,719*	*92.3*
Other Current Assets	*47,026*	*173,168*	*(72.8)*	-	-	-
Less: Current Liabilities	**3,203,857**	**4,250,529**	**(24.6)**	**695,425**	**1,045,816**	**(33.5)**
Trade & Other Payables	*1,172,901*	*1,361,502*	*(13.9)*	*35,429*	*69,787*	*(49.2)*
Short-Term Borrowings	*1,631,986*	*2,692,522*	*(39.4)*	*659,996*	*976,029*	*(32.4)*
Other Current Liabilities	*398,970*	*196,505*	*103.0*	-	-	-
Net Current Assets	**3,312,081**	**1,904,087**	**73.9**	**727,553**	**71,193**	**921.9**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,869,020	4,855,812	0.3	528,910	891,560	(40.7)
Other Non-Current Liabilities	343,964	390,452	(11.9)	1,841,832	1,717,045	7.3
	5,212,984	**5,246,264**	**(0.6)**	**2,370,742**	**2,608,605**	**(9.1)**
	7,262,962	**8,061,607**	**(9.9)**	**4,096,964**	**4,894,866**	**(16.3)**
Representing:						
Share Capital	2,522,395	2,517,350	0.2	2,522,395	2,517,350	0.2
Reserves	2,754,784	3,560,229	(22.6)	1,574,569	2,377,516	(33.8)
Share Capital and Reserves	5,277,179	6,077,579	(13.2)	4,096,964	4,894,866	(16.3)
Minority Interests	1,985,783	1,984,028	0.1	-	-	-
	7,262,962	**8,061,607**	**(9.9)**	**4,096,964**	**4,894,866**	**(16.3)**

NM *Not meaningful.*

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

	< ---------- Group ---------- >		
	As at 30/09/2004 S$'000	As at 31/12/2003 S$'000	As at 30/09/2003 S$'000
Amount repayable in one year or less, or on demand:-			
Secured	242,235	493,127	399,985
Unsecured	1,389,751	2,199,395	2,271,385
Sub-Total 1	**1,631,986**	**2,692,522**	**2,671,370**
Amount repayable after one year:-			
Secured	1,753,828	1,599,557	1,477,177
Unsecured	3,115,192	3,256,255	2,747,495
Sub-Total 2	**4,869,020**	**4,855,812**	**4,224,672**
Total Debt	**6,501,006**	**7,548,334**	**6,896,042**
Less : Cash and cash equivalents	(1,611,535)	(1,476,486)	(1,111,511)
Net Debt	**4,889,471**	**6,071,848**	**5,784,531**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 30/09/2004 totalling to about $1,611.5 million included approximately $1,218.0 million in fixed deposits and approximately $149.9 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

1(c) Consolidated Cash Flow Statements

	Group			
	3Q 2004 S$'000	3Q 2003 S$'000 (Restated)	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000 (Restated)
Cash Flows from Operating Activities				
Profit before taxation	130,160	120,867	381,430	348,743
Adjustments for :				
Amortisation /(Write back) of intangible assets	453	779	1,845	(4,344)
Amortisation of leasehold investment property	-	31	124	93
Allowance/(Write-back) for:				
- Non-current portion of financial assets	4,975	-	26,914	(917)
- Loan to associated companies, joint ventures and partnerships	-	-	-	(291)
Non-current employee benefits	25	439	158	1,252
Depreciation of property, plant and equipment	21,833	22,603	66,679	69,775
(Gain)/Loss on disposal/write-off of property, plant and equipment	(515)	(227)	425	(1,814)
Impairment/(Write back) of property, plant and equipment	-	853	-	853
(Gain)/Loss on disposal of investment property	(12,196)	382	(12,196)	462
Gain on disposal of non-current financial assets	-	(436)	-	(436)
Gain on disposal of subsidiaries and associated companies	-	(10,386)	(6,559)	(50,707)
Share of results of associated companies, joint ventures and partnerships	(50,338)	(16,447)	(111,117)	(48,855)
Transfer of reserve on consolidation to the profit and loss account arising from cessation of business of subsidiaries	-	(10,406)	-	(29,051)
Accretion of deferred income	(72)	(1,421)	(3,037)	(2,768)
Interest expense	58,821	56,506	190,448	177,555
Interest income	(22,061)	(19,085)	(60,156)	(54,209)
	925	23,185	93,528	56,598
Operating profit before working capital changes	131,085	144,052	474,958	405,341
(Increase) /Decrease in working capital				
Inventories, trade and other receivables	14,204	(60,817)	(187,713)	(154,262)
Development properties for sale	81,513	145,407	5,560	178,551
Trade and other payables	(143,099)	(3,356)	(266,888)	58,170
Amount due from related corporations	117	(698)	40	(89)
Financial assets	11,591	(20,409)	125,052	(37,823)
	(35,674)	60,127	(323,949)	44,547
Cash generated from operations	95,411	204,179	151,009	449,888
Income tax paid	(23,134)	(1,844)	(144,027)	(102,629)
Customer deposits and other non-current payables refunded	(2,936)	(9,566)	(1,504)	(19,906)
Net Cash generated from Operating Activities	69,341	192,769	5,478	327,353

	Group			
	3Q 2004 S$'000	3Q 2003 S$'000 (Restated)	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000 (Restated)
Cash Flows from Investing Activities				
Purchase of property, plant & equipment	(10,528)	(10,456)	(29,775)	(36,871)
Proceeds from disposal of property, plant & equipment	2,032	1,877	2,677	38,192
Increase in associated companies, joint ventures and partnerships	(317,633)	(74,109)	(299,377)	(348,071)
Decrease/(Increase) in amounts owing by investee companies and other non-current receivables	59,995	(10,592)	9,080	(8,008)
Additions to investment properties and property under development	(29,979)	(8,540)	(42,995)	(18,732)
Proceeds from disposal of investment properties and property under development	1,055,000	9,619	1,055,000	10,129
Proceeds /(Acquisition) of non-current financial assets	8,858	(448)	22,636	(952)
Dividends received from associated companies, joint ventures and partnerships	28,122	35,774	46,131	58,080
(Acquisition)/Disposal of subsidiaries (net)	(5,314)	206,121	22,578	195,700
Interest income received	9,158	7,588	40,523	34,798
Net Cash generated from/(used in) Investing Activities	**799,711**	**156,834**	**826,478**	**(75,735)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	2,937	-	5,423	-
(Repayment of)/Proceeds from loans from related corporations (net)	(14)	-	2	(26,645)
Proceeds from/(Repayment of) loans from minority shareholders (net)	1,326	(47,477)	16,748	(17,664)
Contribution from/(Capital distribution to) minority interests	-	2,147	(15,804)	7,678
Proceeds from sales of future receivables	33,997	42,865	248,483	113,422
Proceeds from term loans	230,323	408,337	1,616,459	1,638,353
Repayment of term loans	(562,077)	(280,537)	(1,496,259)	(964,826)
Proceeds from debt securities	136	147,528	38,498	555,979
Repayment of debt securities	(223,174)	(262,500)	(736,646)	(1,194,250)
Dividends paid to minority shareholders	(19,333)	(8,178)	(89,624)	(44,168)
Dividends paid to shareholders	-	-	(80,614)	(98,177)
Interest expense paid	(51,612)	(58,767)	(210,432)	(212,189)
Net Cash used in Financing Activities	**(587,491)**	**(56,582)**	**(703,766)**	**(242,487)**
Net increase in cash and cash equivalents	**281,561**	**293,021**	**128,190**	**9,131**
Cash and cash equivalents at beginning of the period	1,323,091	809,610	1,475,766	1,083,645
Effect of foreign exchange rate changes on cash balances	1,760	6,085	2,456	15,940
Cash and cash equivalents at end of the period	**1,606,412**	**1,108,716**	**1,606,412**	**1,108,716**

1(d)(i) **Statement of Changes in Equity**

As at 30/09/2004 vs 30/09/2003

	<---------- Group ---------->								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/07/2004	**2,520**	**2,544**	**94**	**4**	**87**	**(12)**	**(11)**	**(17)**	**5,207**
Profit for 3Q 2004								74	74
Issue of ordinary shares	2	^							3
Revaluation reserve transferred to P/L (net)					(5)				(5)
Transfer to revenue reserve			^					^	-
Foreign currency translation differences						(1)			(1)
Others			^				^	(1)	(1)
Balance as at 30/09/2004	**2,522**	**2,544**	**94**	**4**	**82**	**(13)**	**(11)**	**55**	**5,277**
Balance as at 1/07/2003	**2,517**	**3,429**	**121**	**4**	**81**	**5**	**(4)**	**(70)**	**6,084**
Profit for 3Q 2003								69	69
Realised to P&L			(8)				(10)	8	(10)
Foreign currency translation differences						(9)			(9)
Balance as at 30/09/2003	**2,517**	**3,429**	**113**	**4**	**81**	**(4)**	**(14)**	**7**	**6,134**

As at 30/09/2004 vs 30/09/2003

	<---------- Company ---------->								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/07/2004	2,520	1,275	30	^	-	-	-	225	4,050
Gain for 3Q 2004								45	45
Issue of ordinary shares	2	^							3
Others								(1)	(1)
Balance as at 30/09/2004	2,522	1,276	30	^	-	-	-	268	4,097
Balance as at 1/07/2003	2,517	2,161	30	^	-	-	-	165	4,874
Loss for 3Q 2003								(15)	(15)
Balance as at 30/09/2003	2,517	2,161	30	^	-	-	-	150	4,859

^ *Less than $1.0 million.*

1(d)(ii) **Details of any changes in the Company's issued share capital**

Issued Share Capital

During the quarter under review, the Company issued 2,727,787 ordinary shares of $1.00 each for cash upon the exercise of share options granted under the CapitaLand Share Option Plan.

Share Options

In 3Q 2004, 1 batch of share options totalling 863,600 at the exercise price of $1.55 per share was granted. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules. In the same quarter, 2,150,000 (30/09/2003 : 2,578,110) options lapsed or were cancelled. As at 30/09/2004, there were 85,642,290 (30/09/2003 : 70,092,969) unissued shares under options.

Performance Shares

In view of the Company's capital reduction and distribution in specie of CapitaCommercial Trust units to existing shareholders, adjustments were made to the performance shares previously awarded to executives. In this regard, conditional awards of additional 3,264,700 performance shares were granted to 23 executives of the Group. In the corresponding quarter last year, 960,000 new performance shares were granted to 10 executives.

Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 30/09/2004, there were 6,914,700 (30/09/2003 : 3,650,000) performance shares outstanding under conditional awards.

$380 million Convertible Bonds

As at 30/09/2004, there are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 190,285,428 (30/09/2003 : 162,685,161) new ordinary shares at the adjusted conversion price of $1.9970 (30/09/2003 : $2.3358) per new ordinary share.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2003.

In prior years, The Ascott Group Limited ("Ascott"), a listed subsidiary of the Group, accounted for its leasehold land and buildings in China, Indonesia and Vietnam as "property, plant and equipment" and the properties were depreciated over the respective lease periods. In 4Q 2003, they were reclassified to "investment properties" to better reflect the economic substance of the Ascott's investment in these properties and to be aligned more closely to CapitaLand Group's accounting policy on investment properties. The adjustments were put through retrospectively. Accordingly, the comparative 3Q & YTD Sep 2003 profits for the Group have been restated upwards by $2.0 million and $6.1 million respectively due to the reversal of depreciation expenses.

5. **<u>If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change</u>**

Please see Item 4 above.

6. **<u>Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-</u>**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,519.2 million (YTD Sep 2003 : 2,517.3 million) during the financial period under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $1.79, the market share price of the Company as at 30/09/2004, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 3Q & YTD Sep 2004 is 2,539.0 million (3Q & YTD Sep 2003 : 2,522.3 million).

		<------ Group		------>
		3Q 2004	**3Q 2003**	**YTD Sep 2004**	**YTD Sep 2003**
6(a)	EPS based on weighted average number of ordinary shares in issue	2.9 cts	2.7 cts	7.6 cts	7.4 cts
6(b)	EPS based on fully diluted basis	2.9 cts	2.7 cts	7.6 cts	7.4 cts

7. **<u>Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on</u>**

	<---- Group	---->	<---- Company	---->
	30/09/2004	**31/12/2003**	**30/09/2004**	**31/12/2003**
NAV per ordinary share	$2.09	$2.41	$1.62	$1.94
NTA per ordinary share	$2.08	$2.40	$1.62	$1.94

8. **<u>Review of the performance of the group</u>**

GROUP OVERVIEW

$M	**3Q 2004 (3 mths)**	**3Q 2003 (3 mths)**	**YTD Sep 2004 (9 mths)**	**YTD Sep 2003 (9 mths)**	**2Q 2004 (3 mths)**
Revenue	807.4	896.0	2,578.0	2,513.5	1,002.2
EBIT	189.0	177.4	571.9	526.3	209.8
Finance costs	(58.8)	(56.5)	(190.4)	(177.6)	(67.0)
PBT	130.2	120.9	381.4	348.7	142.8
PATMI	73.8	69.0	192.4	185.4	70.1

EBIT (excl. net gains/provns)	171.8	156.2	548.1	441.1	206.5
PATMI (excl. net gains/provns)	58.8	48.5	170.4	122.4	66.4

3Q 2004 vs 3Q 2003

For 3Q this year, the Group achieved a profit after tax and minority interests ("PATMI") of $73.8 million. This was $4.8 million or 6.9% better than 3Q 2003's PATMI of $69.0 million. The better performance was achieved despite a drop in revenue and reduced share of profits from 100% to about 40% for the 7 properties injected into CapitaCommercial Trust ("CCT") prior to CCT's listing in May 2004. Operating profit at $171.8 million was $15.6 million or 10.0% better than the $156.2 million recorded in 3Q last year. The higher operating profit was contributed mainly by better margins in our hospitality businesses, new contribution from Raffles City Shanghai, as well as higher fee income from our financial services sector. The lower tax expenses by $2.5 million also helped to boost a stronger PATMI for this quarter.

Revenue for 3Q 2004 was $807.4 million, about $88.5 million or 9.9% lower than 3Q 2003. This was mainly due to the deconsolidation of revenue from the 7 properties under CCT, as well as lower contributions from Australia operations. These decreases were mitigated by improved performances from the hotels and serviced residences sectors, higher residential sales in Singapore and China, as well as higher advisory and management fee income.

YTD Sep 2004 vs YTD Sep 2003

For year-to-date Sep 2004, the Group achieved a revenue of $2,578.0 million. This was $64.5 million or 2.6% higher than the revenue of $2,513.5 million recorded for the corresponding period a year ago. Although there was deconsolidation of CCT's revenue and sales from Australia residential operations were much lower, these were offset by the higher residential sales in China and Singapore, improved hospitality performances and higher fee income.

For the first 9 months, the Group achieved a PATMI of $192.4 million. This was higher than YTD Sep 2003's PATMI of $185.4 million by $7.0 million or 3.8%. The higher PATMI was achieved despite much lower portfolio gains in this year.

Earnings before interest and tax ("EBIT") at $571.9 million was $45.6 million or 8.7% better than YTD Sep 2003. Operationally, the improvement was even more significant with operating profit higher by $107.0 million ($548.1 million for YTD Sep 2004 vs $441.1 million for YTD Sep 2003). The biggest contributor came from China where the improvement was across the board in all our operations, namely residential projects in Shanghai, commercial projects such as Raffles City Shanghai and Pidemco Tower Shanghai, as well as our serviced residences and hotels in various cities. Higher fee income from financial services and retail malls management in Singapore, as well as higher contributions from Singapore residential operations also contributed to the improvement in operating profit.

Finance costs incurred to-date were $190.4 million, about $12.9 million higher than YTD Sep 2003. This was largely due to higher interest expenses from the enlarged stapled Australand Property Group which were also translated at higher amounts to S$ due to higher exchange rates compared to YTD Sep 2003. Net debt stood at $4.9 billion vs $5.8 billion a year ago as a result of repayment of borrowings largely from divestments proceeds. As such, the debt-equity ratio decreased to 0.67 at end-Sep 2004 compared to 0.72 a year ago. This was achieved despite a reduction of $886 million in the equity base, resulting from the distribution in specie of CCT units. The capital reduction coupled with the dividend payment of 4 cents per share in May 2004 reduced the Group's net tangible assets per share to $2.08 compared to $2.42 a year ago.

Segment Performance

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Revenue for 3Q 2004 was $88.9 million or 22.3% lower than 3Q 2003. The decrease was largely due to the deconsolidation of revenue from the 7 properties under CapitaCommercial Trust ("CCT") as CCT became an associate in May 2004, as well as lower construction income from One George Street project. These decreases were mitigated by the sales of trading properties in Canary Riverside, United Kingdom.

EBIT for 3Q 2004 of $44.0 million was also lower by 24.8% due to our reduced stake in CCT's properties, lower contributions from some of our commercial properties and lower construction income from One George Street project. Cushioning the decreases were divestment gain from the sale of Shinjuku Square Tower in Japan and higher contribution from Raffles City Shanghai.

For YTD Sep 2004, revenue of $287.8 million was comparable to the same period last year. EBIT was however lower at $146.5 million compared to $170.9 million. This was mainly due to one-off expenses incurred in the listing of CCT, lower contributions from some of our commercial properties and reduced share of CCT's profit. The decreases were partially mitigated by the divestment gain of Shinjuku Square Tower in Japan and higher contribution from Raffles City Shanghai.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL's 3Q 2004 revenue of $12.6 million was more than double that recorded in 3Q 2003. A significant portion of the increase was attributed to the advisory fee earned from CapitaMall Trust ("CMT") for its acquisition of Plaza Singapura in August 2004. The higher revenue was also due to higher recurring fund management fee of $7.4 million in this quarter vs $4.5 million in 3Q 2003 as the assets under management grew from $2.6 billion a year ago to $6 billion as at September 2004. EBIT for this quarter was also significantly higher at $12.3 million vs $3.0 million for the same period last year due to higher fee income and recognition of our share of divestment gain from an associate which divested its property fund in Bangkok.

As a result of the above acquisition advisory fee, increased fund management fees, share of divestment gain and absence of any provision, the first 9 months' revenue of $32.0 million and EBIT of $24.3 million were significantly higher than the revenue of $27.0 million and EBIT of $4.8 million recorded for the same period last year.

Residential SBU: CapitaLand Residential Limited ("CRL")

3Q 2004 revenue of $465.2 million was $111.5 million or 19.3% lower than 3Q 2003, mainly due to lower sales contributions from Australia operations. Despite the lower revenue, EBIT was higher compared to 3Q 2003 and this improvement was mainly contributed by Singapore operations.

In Singapore, Tanamera Crest obtained Temporary Occupation Permit ("TOP") in July 2004.

In China, 7 blocks of Summit Residences obtained TOP in August 2004. Launches in this quarter are La Forêt, our maiden project in Beijing, Phase 2 of Oasis Riviera and the final block of La Cité.

Likewise for YTD Sept 2004, revenue of $1,531.5 million was $86.0 million or 5.3% lower than YTD Sept 2003 due to lower contributions from Australia operations but EBIT of $279.0 million was $80.1 million or 40.3% higher compared to the corresponding period last year.

Serviced Residences SBU: The Ascott Group ("Ascott")

Revenue for 3Q 2004 was $51.2 million vs $46.6 million for 3Q 2003, an improvement of 9.7%. Revenue for the core serviced residence business grew 14% from the corresponding period last year, largely due to the addition of new properties in Australia and higher contributions from Singapore, China and Europe.

In 3Q 2004, Ascott completed the divestment of Scotts Shopping Centre and The Ascott Singapore and recorded a gain of $30.9 million. At CapitaLand Group level, the gross gain was $12.2 million (gain net of minority interests was $8.4 million). Higher contributions from serviced residences in Singapore, China, Vietnam and Europe helped to offset the start-up losses from the three new properties in Australia. As a result, EBIT achieved for 3Q 2004 was $23.3 million, higher than 3Q 2003 by $5.2 million or 28.7%.

Comparing YTD Sep 2004 with YTD Sep 2003, revenue was $156.6 million vs $147.8 million. The higher revenue from the core serviced residence business was partially offset by lower contribution from Liang Court Shopping Centre, loss of contribution from divested assets and phasing out of the residential business. In tandem, EBIT achieved to-date was $65.9 million, a 26.0% increase over the same period last year.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue of $164.8 million for 3Q 2004 was $34.2 million or 26.2% higher than 3Q 2003. The growth was mainly generated by the Hotels & Resorts segment as a result of successful sales and marketing initiatives implemented, the 3-month vs 1-month consolidation of Swissotêl Nankai Osaka's revenue and the recovery in the global lodging industry. In tandem, EBIT achieved was $18.4 million, an improvement of $3.5 million or 23.1% over the corresponding period of last year.

During the quarter, the Hotels SBU clinched a contract to manage a luxury resort in French Polynesia. This contract, the SBU's sixth in the past 16 months, marked its maiden presence in the South Pacific. The resort, to be named "Raffles Resort Taimana Tahaa", is scheduled to open in mid-2007. In the third quarter, the SBU also received a bumper crop of awards for its achievements in several areas such as hotel excellence, corporate transparency and contribution to Arts.

As a result of improved performance in all 3 quarters, revenue of $503.7 million for YTD Sep 2004 was $134.2 million or 36.3% higher than YTD Sep 2003. For the first 9 months, the SBU achieved an overall revenue per available room ("RevPar") of $152, a 18.2% increase over the same period last year, with the highest growth of 43.2% in Asia Pacific. This compared well against industry-wide RevPar.

Excluding exceptional gains, provisions and one-off expenses, YTD Sep 2004 operating EBIT increased by almost 3.6 times to $47.7 million resulting from better performance of hotels and resorts. EBIT for YTD Sep 2004 was $48.0 million vs $62.2 million in the same period last year as 2003 included the divestment gain from Raffles Brown's Hotel. The gross divestment gain booked in at CapitaLand Group level was $44.8 million and after minority interests, the gain was $26.9 million.

Property Services SBU: PREMAS

Revenue of $32.2 million for 3Q 2004 was $1.1 million or 3.4% better than 3Q 2003. The increase was largely due to higher revenue from project works. Accordingly, EBIT improved by $0.2 million or 10.0%. Likewise for YTD Sep 2004 vs YTD Sep 2003, revenue of $93.5 million was $0.7 million higher and EBIT of $6.7 million was $0.4 million higher.

9. **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current results are broadly in line with the prospect statement made when the 2004 second quarter financial results were announced.

10. **Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Commercial SBU: CapitaLand Commercial Limited ("CCL")

With the improvement in the overall economic outlook, we expect our office and industrial sector's performance to be fairly stable in the last quarter of this year. Our retail sector is also expected to sustain its healthy performance for the rest of the year. Overall, CCL expects its operations to be profitable for the full year of 2004.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL's recurring fund management fee income has been growing year on year and this now constitutes 77% of CFL's revenue compared to 55% a year ago. To widen its recurring base of fee income and also increase its advisory fees, CFL will continue its strategy to pursue accretive acquisitions for the existing funds under management, as well as to originate new property funds and products, with particular focus on Malaysia, China and Thailand. For full year 2004, CFL expects its profits to be higher than 2003.

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, the economic recovery and improved job market will continue to underpin the demand in the residential market. In China, CRL will continue to release new units of La Forêt and Phase 2 of Oasis Riviera. Australand's full year 2004 profit is expected to be higher than its 2003 results. Overall, CRL expects full year 2004 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The economic and business outlook for the global hospitality industry remain positive for the fourth quarter of this year. Ascott is well positioned to benefit from this environment with the various strategic initiatives taken to raise the level of service, product consistency, brand awareness and aggressive sales and marketing strategy.

Ascott will complete the acquisition of the remaining interest in Citadines in October 2004. The integration of Citadines will contribute positively to performance in the fourth quarter. For 2004, Ascott expects its full year net profit to be higher than 2003.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

The International Monetary Fund has forecast global Gross Domestic Product ("GDP") to grow at 5%. Various bodies such as the International Air Transport Association projected growth in international passenger traffic and Bear Stearns and PricewaterhouseCoopers also projected RevPar to grow for the rest of the year.

In 4Q 2004, the Hotels SBU will continue to launch various marketing initiatives, drive revenue growth and enhance brand equity to benefit from the industry recovery. It will also continue to rigorously manage costs and efficiency, as well as pursue its asset-light growth strategy by expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity.

For full year 2004, the SBU expects results from operations to be profitable. However, the overall level of profitability is expected to be lower than that of 2003, which included a very significant net exceptional divestment gain of $33.7 million. The SBU does not expect any significant exceptional gain in the current financial year and in line with the Group's practice, a review of the carrying values of assets for any impairment will be conducted at the end of the year.

Property Services SBU: PREMAS

PREMAS will intensify its efforts overseas through its new processes and products. For full year 2004, PREMAS is expected to make a positive contribution to the Group's results.

GROUP OVERALL PROSPECTS FOR 2004

The Group's 2004 performance will continue to be driven by contributions from its overseas operations, particularly from Australia and China. Australia's full year 2004 profit is expected to be higher than the previous year. In China, our recent launches, La Forêt, our maiden project in Beijing, and Phase 2 of Oasis Riviera in Shanghai have been well received. Being less reliant on local bank funding and with a strong balance sheet, the tightened lending to developers has given us a competitive edge over others in the mid to high-end residential segment.

In Singapore, the Government has maintained that the economy is on track for a full year growth of 8% to 9%. The improving economy has boosted business confidence and has reversed the slide in prime office rentals after three straight years of decline. Occupancy rates and rentals are expected to strengthen. As for the residential market, the Urban Redevelopment Authority has reported price recovery in two consecutive quarters, after six quarters of decline. The positive economic outlook and improved job market is expected to support further price recovery in 2005. The Singapore retail sector is also expected to sustain its healthy performance for the rest of the year.

Coupled with the global economic recovery, our hospitality sectors should similarly benefit from the pick-up in global business and leisure travel.

Our real estate financial services, undertaken by CFL have shown significant growth, though from a small base. We are successfully scaling up our fund management model to drive recurring fee based income. CFL aims to broaden its recurring base of fee income and also increase its advisory fees by pursuing accretive acquisitions for the existing funds under management, and to originate new property funds and products, with particular focus on Malaysia, China and Thailand.

Overall, the Group is confident that the full year 2004 operating profit will be higher than 2003.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable
11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 3Q 2004 vs 3Q 2003

	<-------------Turnover ---------->			<---Profit before interest & tax--->		
	3Q 2004 (3 mths) S$'000	3Q 2003 (3 mths) S$'000	% Change	3Q 2004 (3 mths) S$'000	3Q 2003 (3 mths) S$'000	% Change
Commercial	88,949	114,469	(22.3)	44,022	58,574	(24.8)
Financial	12,632	5,994	110.7	12,331	2,993	312.0
Residential	465,165	576,710	(19.3)	89,801	69,537	29.1
The Ascott Group	51,176	46,644	9.7	23,299	18,109	28.7
RHL Group & RCH	164,802	130,617	26.2	18,414	14,958	23.1
Property Services Group	32,225	31,161	3.4	2,416	2,197	10.0
Others and consolidation adjms	(7,514)	(9,640)	(22.1)	(1,302)	11,005	NM
Group	807,435	895,955	(9.9)	188,981	177,373	6.5

13(a)(b) By Strategic Business Units (SBUs) – YTD Sep 2004 vs YTD Sep 2003

	<-------------Turnover ---------->			<---Profit before interest & tax--->		
	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	% Change	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	% Change
Commercial	287,835	287,102	0.3	146,473	170,884	(14.3)
Financial	32,049	26,970	18.8	24,331	4,798	407.1
Residential	1,531,542	1,617,522	(5.3)	279,010	198,881	40.3
The Ascott Group	156,598	147,811	5.9	65,949	52,320	26.0
RHL Group & RCH	503,741	369,505	36.3	48,005	62,245	(22.9)
Property Services Group	93,491	92,815	0.7	6,652	6,286	5.8
Others and consolidation adjms	(27,275)	(28,227)	(3.4)	1,458	30,884	(95.3)
Group	2,577,981	2,513,498	2.6	571,878	526,298	8.7

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	<-------------Turnover ---------->			<-- Profit before interest & tax --> (including exceptional items)		
	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	% Change	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	% Change
The Ascott Group	156,598	147,811	5.9	84,644	52,320	61.8
Raffles Holdings Group	385,732	284,222	35.7	46,122	66,734	(30.9)

13(a)(c) **By Geographical Location – 3Q 2004 vs 3Q 2003**

	<-------------Turnover ---------->			<--Profit before interest & tax-->		
	3Q 2004 (3 mths) S$'000	3Q 2003 (3 mths) S$'000	% Change	3Q 2004 (3 mths) S$'000	3Q 2003 (3 mths) S$'000	% Change
Singapore	351,199	313,287	12.1	100,040	101,866	(1.8)
Australia & New Zealand	225,776	418,373	(46.0)	19,779	32,664	(39.4)
China	88,665	69,198	28.1	30,977	26,649	16.2
Asia (excl. Sgp & China)	45,867	27,730	65.4	22,948	21,393	7.3
Europe	87,504	58,993	48.3	14,898	(5,387)	NM
Others	8,424	8,374	0.6	339	188	80.3
Group	807,435	895,955	(9.9)	188,981	177,373	6.5

13(a)(d) **By Geographical Location – YTD Sep 2004 vs YTD Sep 2003**

	<-------------Turnover ---------->			<--Profit before interest & tax-->		
	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	% Change	YTD Sep 2004 S$'000	YTD Sep 2003 S$'000	% Change
Singapore	1,000,020	944,090	5.9	245,901	239,449	2.7
Australia & New Zealand	846,196	1,107,501	(23.6)	115,785	112,907	2.5
China	325,794	170,005	91.6	123,991	64,511	92.2
Asia (excl. Sgp & China)	150,748	75,123	100.7	55,872	65,676	(14.9)
Europe	230,184	190,077	21.1	29,571	36,964	(20.0)
Others	25,039	26,702	(6.2)	758	6,791	(88.8)
Group	2,577,981	2,513,498	2.6	571,878	526,298	8.7

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's sales and operating profit for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
29 October 2004

CAPITALAND LIMITED (REG. NO. 198900036N)

NEWS RELEASE - "CAPITALAND'S PROFIT AFTER TAX INCREASES 7% TO S$73.8 MILLION FOR THIRD QUARTER OF 2004"

The attached news release issued by CapitaLand Limited on the above matter is for information.

3Q2004 press release FINAL.p

Submitted by Tan Wah Nam, Company Secretary on 29/10/2004 to the SGX

CapitaLand

NEWS RELEASE

CapitaLand's profit after tax increases 7% to S$73.8 million for third quarter of 2004

Year-to-date operating PATMI 39% higher than 2003

Singapore, 29 October 2004 – The CapitaLand Group reported profit after tax and minority interests (PATMI) of S$73.8 million for 3Q 2004, a 6.9% increase against PATMI of S$69.0 million for 3Q 2003. More importantly, the Group's nine-month operating PATMI was S$170.4 million, or 39.2% higher than the S$122.4 million achieved for the same period in 2003, after excluding portfolio gains and provisions. The higher performance is attributable to significant improvements by the operating businesses, notwithstanding a reduction in revenue and reduced share of profits arising from the listing of CapitaCommercial Trust (CCT) in May 2004.

For 3Q 2004, the operating EBIT was S$171.8 million, compared to the S$156.2 million in 3Q last year, a 10.0% increase. The operating EBIT for the quarter was contributed by residential property sales, the hospitality businesses, new income flow from Raffles City Shanghai, as well as higher fee income from the financial services sector.

Revenue for 3Q 2004 was S$807.4 million, 9.9% lower than 3Q 2003, primarily due to the deconsolidation of revenue as a result of the CCT listing. The share of profits from these seven properties was reduced from 100% to 40%. CapitaLand shareholders have benefited substantially from the distribution in-specie as the total return to the shareholders is over 30%, based on the recent prices of both listed entities.

SUMMARY OF RESULTS				
S$M	**3Q 2004 (3 mths)**	**3Q 2003 (3 mths)**	**YTD Sep 2004 (9 mths)**	**YTD Sep 2003 (9 mths)**
Revenue	807.4	896.0	2,578.0	2,513.5
EBIT	189.0	177.4	571.9	526.3
Finance costs	(58.8)	(56.5)	(190.4)	(177.6)
PBT	130.2	120.9	381.4	348.7
PATMI	73.8	69.0	192.4	185.4

EBIT (excl. net gains /provisions)	171.8	156.2	548.1	441.1
PATMI (excl. net gains /provisions)	58.8	48.5	170.4	122.4

Year-to-September 2004

The year-to-September 2004 PATMI was S$192.4 million, 3.8% higher than the PATMI of S$185.4 million achieved for the same period last year. The Group's year-to-September 2004 revenue was up from S$2,513.5 million to S$2,578.0 million, a 2.6% increase from the same period last year.

Finance costs for the first nine months were S$190.4 million, 7.3% higher compared to the S$177.6 million for the corresponding period a year ago, due to higher interest expenses from the enlarged stapled Australand Property Group. The Group's net debt was further lowered to S$4.9 billion from S$5.8 billion a year ago as a result of repayment of borrowings largely from divestments proceeds. As such, the debt-equity ratio decreased to 0.67 at end-September 2004 compared to 0.72 a year ago. This was achieved despite a reduction of S$886 million in the equity base, resulting from the distribution in-specie of CCT units. As at end-September 2004, net tangible assets per share stood at S$2.08.

Year-to-date overseas contributions to earnings (EBIT) have increased to 57.0%, up by 2.5% from the same period last year. China continued to be a key contributor. Projects launched include La Forêt in Beijing and Phase 2 of Oasis Riviera in Shanghai, and also the final block of La Cité in Shanghai. The property sales have been well-received. Other businesses have also expanded their China operations. The Ascott Group secured new management contracts to operate serviced residences in Suzhou and Shanghai, and has rolled out the Citadines brand in China. Raffles City Shanghai, a mixed development of office and retail, is making a positive contribution.

In Australia, the Australand Property Group is a major source of the Group's overseas earnings. There was also trading income from sales of properties in Canary Riverside in the UK and divestment gains from the sale of Shinjuku Square Tower in Japan. Raffles Holdings has further extended its reach through a new management contract in the French Polynesia, and a marketing alliance with Taj Hotels Resorts and Palaces in India.

In Singapore, 80% of the 190 units soft-launched in Varsity Park were sold. In addition, we will have three more projects that are launch-ready. The office outlook in Singapore continues to be positive, with greater leasing activities especially for Grade-A offices. Going forward, with the upward trend in the Singapore economy, there are several growth opportunities in the real estate sector to be exploited by the CapitaLand Group.

Dr Richard Hu, Chairman, CapitaLand Group, said, "All the operating businesses, in Singapore and overseas, are doing well. In Singapore, the authorities have reported a recovery in the residential and office markets after several quarters of decline. Overseas operations, particularly in China, will continue to drive the Group's 2004 performance. Our hospitality sectors are benefiting from the pick-up in global business and in the leisure and travel industry. Our financial services arm will pursue accretive acquisitions for the existing funds under management, as well as to launch new property funds and products, with particular focus on Malaysia, China and Thailand.

The recent senior management reorganisation is aimed at augmenting the management bench strength. With the strong management team in place, the Group will be able to advance its real estate value chain competencies and multi-local strategy, and exploit new business opportunities in Singapore and abroad."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "With the operating PATMI about 39% higher than last year's, the operating businesses are effectively delivering on their strategies. Our residential activities in China, Australia and Singapore will continue to be mainstay contributors. Of significance is the increase in contributions from fee-based operations. There are better margins from the hospitality businesses' management contracts, new income flow from Raffles City Shanghai, and additional fee income from the financial services activities. We expect our retail and office sectors to sustain their healthy growth performances for the rest of the year.

We have created significant value for our shareholders through the distribution in-specie of CCT units. Our shareholders now own an additional investment instrument in CCT which has enjoyed a more than 25% price appreciation from its opening price of S$1.00 on the first day of trading. In short, CapitaLand shareholders are enjoying a total return of over 30% based on the recent prices of both listed entities.

Overall, the Group is confident that the full year 2004 operating profit will be higher than 2003."

--- END ---

For more information, please contact:

Harold Woo
Equity Markets
Tel: 68233 210

Basskaran Nair
Communications
Tel: 68233 554

For the full 3Q 2004 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

CAPITALAND LIMITED (REG. NO. 198900036N)

ANNOUNCEMENT - "9 MONTHS TO SEP 2004 RESULTS PRESENTATION"

The attached announcement issued by CapitaLand Limited on the above matter is for information.

results presentation 3Q2004.pc

Submitted by Tan Wah Nam, Company Secretary on 29/10/2004 to the SGX

CapitaLand

9 Months to Sep 2004 Results Presentation



29 October 2004

Disclaimer

These presentation slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

9 Months YTD Sep 2004 Results

($ million)	YTD Sep 03	YTD Sep 04	Change
REVENUE	2,513.5	2,578.0	↑ 2.6%
EBIT	526.3	571.9	↑ 8.7%
PBT	348.7	381.4	↑ 9.4%
PATMI	185.4	192.4	↑ 3.8%
Operating PATMI	122.4	170.4	↑ 39.2%
Net Debt	5,784.5	4,889.5	Improved
D/E Ratio	0.72	0.67	Improved

Operating PATMI Jumped 39%

CapitaLand

Key Financial Ratios

	YTD Sep 03	YTD Sep 04	Change
NTA per share ($)	2.42	2.08*	Reduced*
EPS (cts)	7.4	7.6	Improved
Interest Cover Ratio (ICR)	4.40	4.45	Stable
Interest Service Ratio (ISR)	3.85	4.25	Improved

* Post CCT capital distribution in May 2004

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating Cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

Analysis of Revenue by SBU

SBU	YTD Sep 03 ($ m)	YTD Sep 04 ($ m)	% Change	Comments
Commercial	287.1	**287.8**	0.3%	• Deconsolidation of 7 properties injected into CapitaCommercial Trust ("CCT") and lower construction income from One George Street was partially offset by sales of trading properties in Canary Riverside, UK.
Financial	27.0	**32.1**	18.8%	• Increase in CFL revenue attributed to advisory fee earned from CMT's acquisition of Plaza Singapura in Aug '04. Higher revenue was also due to stronger recurring fund management fee.
Residential	1,617.5	**1,531.6**	(5.3%)	• Lower sales contribution from Australia operations, partially mitigated by robust China contributions.
Serviced Residences	147.8	**156.6**	5.9%	• Higher revenue for core serviced residence business was partially offset by lower contribution from Liang Court SC and loss of operating contribution from non-core assets divested.
Hotels	369.5	**503.7**	36.3%	• Higher RevPAR due to improving industry fundamentals coupled with new management contract from Nankai Osaka lifted revenue.
Property Services	92.8	**93.5**	0.7%	• Higher revenue from project works.
Others & consol adj	(28.2)	**(27.3)**	(3.4%)	
REVENUE	2,513.5	**2,578.0**	2.6%	

CapitaLand

Analysis of EBIT by SBU

SBU	YTD Sep 03 ($ m)	YTD Sep 04 ($ m)	% Change	Comments
Commercial	170.9	**146.5**	(14.3%)	• Reduced stake and one-off expenses incurred for the listing of CCT. Mitigated by divestment gain of Shinjuku Square Tower and higher contribution from Raffles City Shanghai.
Financial	4.8	**24.3**	407.1%	• Higher asset management income and advisory fee for Plaza Singapura. Also gain from sale of stake in IP Thai property fund by associate.
Residential	198.9	**279.0**	40.3%	• Improving S'pore contributions supported by robust China earnings.
Serviced Residences	52.3	**65.9**	26.0%	• Higher divestment gains from sale of The Ascott S'pore & Scotts Shopping Centre. Stronger contributions from core business in Europe, China, Vietnam and S'pore, offsetting weaker income from down-sized non-core retail operation.
Hotels	62.2	**48.0**	(22.9%)	• Improving RevPAR and maiden 9-month contribution from Nankai Osaka helped to cushion the absence of $45m divestment gain from the sale of Raffles Brown's Hotel in 2003.
Property Services	6.3	**6.7**	5.8%	• In line with increase in revenue.
Others/ consol adj	30.9	**1.5**	(95.3%)	• Absence of portfolio gains from cessation of business of subsidiaries in 2004.
EBIT	526.3	**571.9**	8.7%	

CapitaLand

Overseas Contribution – 9M YTD Sep 2004


Others, $1.6b, 10%
Europe, $1.2b, 8%
China, $1.3b, 8%
Assets $15.7b
Singapore, $8.6b, 55%
Aust & NZ, $3.0b, 19%
Others, $176m, 7%
Europe, $230m, 9%
China , $326m, 12%
Revenue $2.6b
Singapore, $1,000m, 39%
Aust & NZ, $846m, 33%
Others, $57m, 10%
Europe, $29m, 5%
China , $124m, 22%
EBIT $572m
Singapore, $246m, 43%
Aust & NZ, $116m, 20%

CapitaLand

SBU Contribution – 9M YTD Sep 2004


Others,
$1.1b, 7%
Commercial
/Financial,
$4.6b, 29%
Residential,
$6.1b, 39%
Assets
$15.7b
Raffles,
$2.1b, 13%
Ascott,
$1.8b, 12%
Financial,
$32m, 1%
Others,
$65m , 3%
Commercial,
$288m,11%
Raffles,
$504m,
20%
Revenue
$2.6b
Residential,
$1,532m,
59%
Ascott,
$157m , 6%
Financial,
$24m, 4%
Others,
$9m, 1%
Commercial,
$146m, 26%
EBIT
$572m
Residential,
$279m, 49%
Raffles,
$48m, 8%
Ascott,
$66m, 12%

CapitaLand

Overseas Revenue Growth – 19% CAGR

Singapore vs Overseas Revenue ($ m)



1,448
1,474
1,404
1,829
1,269
1,993
1,366
2,465
1,000
1,578
2000
2001
2002
2003
9M04
S'pore
Overseas

Increase from 50% to 61% of total

CapitaLand

Overseas EBIT Growth

Singapore vs Overseas EBIT ($ m)



420
-110
20
295
74
2001
425
340
2002
111
484
2003
246
326
9M04
S'pore
Overseas

Overseas contributions account for 57% of total group EBIT

CapitaLand

Residential – Geographic Contribution

Revenue ($ million)	YTD Sep 03	YTD Sep 04	Change
Singapore	411	446	9%
China	139	290	109%
Australia	1,062	791	(26%)
Others	6	5	(17%)
Total	**1,618**	**1,532**	**(5%)**
EBIT ($ million)	**YTD Sep 03**	**YTD Sep 04**	**Change**
Singapore	6	36	500%
China	52	102	96%
Australia	116	127	9%
Others	25	14	(44%)
Total	**199**	**279**	**40%**

CapitaLand

Residential - Income Recognition

Singapore Residential Projects

Project	Units	% Sold	% Completed
		Sep-04	Sep-04
Launched in 2001			
Tanamera Crest	288	100%	100%
Launched in 2002			
The Waterina	398	89%	84%
The Shelford	215	94%	76%
Casabella	82	39%	45%
Glentrees	176	70%	73%
Launched in 2003			
The Imperial	187	87%	17%
The Botanic on Lloyd	66	67%	26%

CapitaLand

Residential Income Recognition

China Residential Projects

PROJECT	UNITS	% Sold	% Completed
		Sep-04	Sep-04
Summit Residences	909	98%	94%
La Cité	712	83%	63%
Oasis Riviera I	598	97%	89%
Oasis Riviera II	446 (launched)	46%	21%

CapitaLand

Singapore Residential – New Launches

Project	No of Units	Tenure & Description
Varsity Park Condo Phase II	340	99-year LH, near National University of Singapore campus
Jellicoe site	600	99-year LH, inner city condo living
Trademart site	600	Freehold, riverfront apartments
Tanglin Residences	43	Freehold, prime boutique development

* Varsity Park has achieved sales in excess of 80% of 190 units released for sale

CapitaLand

China Residential – Impending Launches

Project	Total units	Location & Description
La Forêt Zone A	168	Beijing, duplexes & townhouses
Oasis Riviera Phase 2B	882	Shanghai, high rise choice blocks

CapitaLand

Leases Up For Renewal (% of Area) - Singapore Commercial Properties


30%
19%
4%
28%
27%
9%
24%
25%
5%
Office
Retail
Industrial
4Q04
2005
2006

CapitaLand

Occupancy – On the Mend
Singapore Commercial Properties



86%
85%
85%
96%
95%
98%
63%
62%
64%
Office
Retail
Industrial
As at Dec 03
As at Jun 04
As at Sep 04

CapitaLand

Thank You

CapitaLand

CAPITAL REDUCTION BY SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of the following Singapore incorporated wholly-owned subsidiaries of CapitaLand Commercial and Integrated Development Limited ("CCID"), itself a wholly-owned subsidiary of CapitaLand:

Albert Complex Pte Ltd ("ACPL")

The issued and paid-up share capital of ACPL was reduced from S$35,690,000 divided into 35,690,000 ordinary shares of S$1 each, to S$100,000 divided into 100,000 ordinary shares of S$1 each, by the cancellation of 35,590,000 of the said ordinary shares, and the sum of S$35,590,000 arising from such reduction of the share capital be returned to CCID by way of a set-off against an equivalent amount of S$35,590,000 owing by CCID to ACPL.

CapitaLand (Industrial) Investments Pte Ltd ("CIIPL")

The issued and paid-up share capital of CIIPL was reduced from S$8,853,000 divided into 8,853,000 ordinary shares of S$1 each, to S$100,000 divided into 100,000 ordinary shares of S$1 each, by the cancellation of 8,753,000 of the said ordinary shares, and the sum of S$8,753,000 arising from such reduction of the share capital be returned to CCID by way of a set-off against an equivalent amount of S$8,753,000 owing by CCID to CIIPL.

Thomson Plaza (Private) Limited ("TPPL")

The issued and paid-up share capital of TPPL was reduced from S$10,000,000 divided into 10,000,000 ordinary shares of S$1 each, to S$100,000 divided into 100,000 ordinary shares of S$1 each, by the cancellation of 9,900,000 of the said ordinary shares, and the sum of S$9,900,000 arising from such reduction of the share capital be returned to CCID by way of a set-off against an equivalent amount of S$9,900,000 owing by CCID to TPPL.

Copies of the Order of Court confirming the Capital Reduction were lodged with the Accounting and Corporate Regulatory Authority on 29 October 2004.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
29 October 2004